As confidentially submitted to the Securities and Exchange Commission on January 26, 2026.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
SINDA LTD.*
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands*	1040	*
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Antiguo Camino a Don Diego S/N
Fraccionamiento Mi Bendición, Interior 6
San Miguel Allende, Guanajuato, Mexico 37898
+52 (461) 252-3904
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)
National Registered Agents, Inc.
1209 Orange Street
Wilmington, DE 19801
(302) 658-7581
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:

Ryan J. Dzierniejko Alejandro Gonzalez Lazzeri Jeremy Winter Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	Daniel Muñiz Quintanilla Luis Barreto Sinda Ltd. Antiguo Camino a Don Diego S/N Fraccionamiento Mi Bendición, Interior 6 San Miguel Allende, Guanajuato, Mexico 37898 +52 (415) 688-7951	Jorge U. Juantorena Lesley Janzen Jonathan Mendes de Oliveira Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
* Prior to the consummation of the offering described herein, the Registrant intends to effect a deregistration under Section 206 of the Cayman Islands Companies Act (As Revised) and a redomiciliation under Section 388 of the Delaware General Corporation Law, pursuant to which the Registrant’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered hereunder will be issued by Sinda Ltd. (after its redomiciliation as a corporation incorporated in the State of Delaware), the continuing entity following the redomiciliation, which will continue to be named “Sinda Ltd.”
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
We are currently an exempted company incorporated in the Cayman Islands (“Sinda Cayman”). Prior to the effectiveness of this registration statement on Form S-1 (this “Registration Statement”), we will de-register in the Cayman Islands and register by way of continuation in the State of Delaware by filing a Certificate of Domestication to incorporate in the State of Delaware under the name “Sinda Ltd.” This redomiciliation is referred to throughout the prospectus included in this Registration Statement as the “Redomiciliation.” We do not anticipate that there will be any material impact on our consolidated financial statements as a result of the Redomiciliation.
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2025 and 2024 and our audited consolidated financial statements as of and for the fiscal year ended December 31, 2023. While this financial information is otherwise required by Regulation S-X, we reasonably believe that it will not be required to be separately presented in our registration statement at the time of the public filing for the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment, including, but not limited to, the audited consolidated financial statements as of and for the fiscal year ended December 31, 2025, before distributing a preliminary prospectus to investors.

The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED JANUARY 26, 2026
PRELIMINARY PROSPECTUS
SHARES

SINDA LTD.
COMMON STOCK
We are selling    shares of common stock to the underwriters in a firm commitment offering.
Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price will be between $   and $   per share. We intend to apply to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “SIND.”
The underwriters have an option to purchase a maximum of    additional shares of common stock from us to cover over-allotments. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
We are an “emerging growth company” as defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”
The Electrum Group LLC (together with its affiliates, “Electrum”) will control approximately   % of the voting power of our common stock upon completion of this offering (or approximately   % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). We are, therefore, a “controlled company” within the meaning of the corporate governance standards of the NYSE. As such, we may elect not to comply with certain corporate governance requirements of the NYSE. See “Management—Controlled Company Status.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 22 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	See “Underwriting and Plan of Distribution” for a description of compensation to be paid to the underwriters.
Delivery of the shares of common stock will be made on or about   , 2026 through the book-entry facilities of The Depositary Trust Company.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers
Morgan Stanley		Scotiabank

The date of this prospectus is     , 2026.

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance and make no representation as to the reliability of, any other information that others may give you. We are offering to sell and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
i

ABOUT THIS PROSPECTUS
We are currently an exempted company incorporated in the Cayman Islands (“Sinda Cayman”). Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will de-register in the Cayman Islands and register by way of continuation in the State of Delaware by filing a Certificate of Domestication to incorporate in the State of Delaware under the name “Sinda Ltd.” This redomiciliation is referred to throughout this prospectus as the “Redomiciliation.”
Unless the context otherwise requires, the “Company,” “we,” “us” and “our” refer to Sinda Cayman prior to the Redomiciliation and Sinda Ltd., the Delaware corporation, after the Redomiciliation, in each case, together with its consolidated subsidiaries.
The discussion of our financial condition and results of operations should be read together with our audited consolidated financial statements for the years ended December 31, 2025 and 2024 prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the related notes and the other financial information included elsewhere in this prospectus. We do not anticipate that there will be any material impact on our consolidated financial statements as a result of the Redomiciliation.
Certain figures and percentages included in this prospectus have been subject to rounding adjustments, and all quantities of Mineral Resource estimates and Exploration Target estimates are rounded to the appropriate number of significant figures; consequently, totals and sums presented in this prospectus may not add up due to rounding.
Unless otherwise indicated, all references to “U.S. dollars,” “dollars” and “$” in this prospectus are to the lawful currency of the United States of America. All tonnage information in this prospectus is expressed in metric tonnes, and all references to ounces are to troy ounces, in each case, unless otherwise specified.
MARKET AND INDUSTRY DATA AND FORECASTS
This prospectus includes market and industry data and forecasts that we have developed from independent research reports, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had such information verified by any independent sources.
NOTICE REGARDING MINERAL DISCLOSURE
The Technical Report Summary for our material property, the Sinda Property (as defined below) (the “Sinda Technical Report Summary”), has been prepared by SRK Consulting (U.S.), Inc. (“SRK”) in accordance with subpart 1300 of Regulation S-K (“S-K 1300”) and is included as Exhibit 96.1 to the registration statement of which this prospectus forms a part. The Mineral Resource estimates contained in this prospectus were prepared in accordance with S-K 1300 with an effective date of November 24, 2025 and have not been updated since that time.
This prospectus refers to estimated Mineral Resources, including Inferred Mineral Resources and Indicated Mineral Resources. See “Glossary of Technical Terms” for the definition of those terms. The estimates include mining dilution and mining recovery. Mining dilution and recovery factors vary and are influenced by several factors including deposit type, deposit shape and mining methods. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.
Inferred Mineral Resources are subject to significant uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
Unless the context otherwise requires, all references in this prospectus to “Qualified Person(s)” are to Qualified Persons as defined in S-K 1300. Our disclosure relating to Mineral Resource estimates is based on supporting
ii

documentation prepared by Qualified Persons. The Sinda Technical Report Summary has been prepared by Qualified Persons, as described herein, and is included as exhibit 96.1 to the registration statement of which this prospectus forms a part.
QUALIFIED PERSON STATEMENT
The scientific and technical information relating to the Sinda Property contained in the Sinda Technical Report Summary and reproduced in this prospectus, including Mineral Resource estimates, has been approved and verified by SRK. SRK is the Qualified Person under S-K 1300. SRK is not affiliated with us or any other entity that has an ownership, royalty or other interest in the Sinda Property.
iii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section and our consolidated financial statements and related notes included elsewhere in this prospectus.
The Company
We hold title to, or have exploration and exploitation rights on, five contiguous mining concessions covering a large-scale, high-grade, silver-gold greenfield discovery located in the historic Guanajuato epithermal silver belt of Mexico (the “Sinda Property” or the “Project”) that we believe has the potential to be a globally significant mining operation. According to the Sinda Technical Report Summary, as of November 24, 2025, the Project boasts an estimated 369 million silver-equivalent ounces of Inferred Mineral Resources and approximately 16 million silver-equivalent ounces of Indicated Mineral Resources, placing it among the top notable underground primary silver assets in Latin America. Further, the Mineral Resource estimate is based on drilling and study of only 38% of the veins identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025. According to the Sinda Technical Report Summary, the same 38% of identified veins contain Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) that have not been classified as Mineral Resources due to insufficient drilling and data.
If the Exploration Targets from these 38% of identified veins were fully converted to Mineral Resources, we estimate the Mineral Resource at the Sinda Property would rank among the top two notable underground primary silver assets in Latin America. It is also noteworthy that the remaining 62% of identified veins at the Sinda Property have not yet been drilled sufficiently to indicate whether they contain definable Exploration Targets or Mineral Resources. Based on consistent surface mapping and fact-based regional geology, we believe that there is significant potential for Mineral Resource discovery and conversion from these 62% of identified veins at the Sinda Property. Notwithstanding the foregoing, the potential quantity and grade ranges described as Exploration Targets are conceptual in nature; there has been insufficient exploration to estimate a Mineral Resource, and it is uncertain whether further exploration will result in a Mineral Resource estimate. See “Business—The Sinda Property—Exploration Target Estimate.”
The Mineral Resource estimate for the Project is based on an estimated average resource grade of 388 silver-equivalent grams per tonne of mineralized material for Inferred Mineral Resources and 692 silver-equivalent grams per tonne of mineralized material for Indicated Mineral Resources. This positions the silver-equivalent resource grade profile of the Sinda Property among the highest of notable underground primary silver assets in Latin America. Given the Sinda Property’s Mineral Resource estimate and grades, we believe the Project can become a globally significant underground mining operation, producing silver and gold for decades.
The Sinda Property is located approximately 22 miles (35 kilometers) from the colonial city of San Miguel Allende in the Mexican state of Guanajuato, approximately 180 miles (290 kilometers) northwest of Mexico City and 28 miles (45 kilometers) southeast of the Guanajuato Mining District, in close proximity to several of the world’s largest and historically most productive silver deposits and mines. The location of the Sinda Property provides access to existing regional infrastructure and an established labor force to support current and future exploration and mining activities. As the world’s top silver mining jurisdiction, Mexico accounted for approximately 25% of all global mined silver production in 2024. Recent policy shifts in Mexico have reignited investment and exploration, and we expect that this will provide a positive backdrop for our exploration and development plans.
Large primary silver assets are rare, with only 28% of global mined supply coming from primary silver mines in 2024. Additionally, the universe of primary silver companies is small, creating a scarcity of options for investors seeking silver exposure, which has been exacerbated by recent consolidation among public silver mining companies. Our strategy for the Sinda Property is to develop the identified Mineral Resources and progress the Project towards commercial production while concurrently developing additional Exploration Targets and exploring for new discoveries.

Principal Asset
The Sinda Property currently spans approximately 6,232 contiguous hectares in the most prolific area of Mexico’s world-famous epithermal silver belt — home to several iconic silver mines, several of which have produced over 1 billion ounces of silver.

N
MEXICO
Juanicipio
Fresnillo
Zacatecas
Pinos
Real de Angeles
Guanajuato
Sinda
El Oro
Pachuca
Mexico City
Silver Belt
Notable Ag & Au Mines / Projects
0
500
Kilometers

The Sinda Property’s Mineral Resources are comprised of multiple low-sulfidation epithermal vein systems with high-grade silver and gold mineralization. We estimate the combined strike length of vein systems that have been identified within the Sinda Property to be approximately 113 miles (182 kilometers). Despite a long history of mining in this region, the primary mineralization at the Sinda Property went undiscovered until 2016, when exploration activities found evidence of significant metals at depth, despite an apparent lack of mineralization near the surface.
Following detailed surface mapping and rock chip sampling programs in 2016, the Sinda Property was drilled to target high-grade silver and gold mineralization hosted in the epithermal veins. From 2017 through January 11, 2023, we have drilled a total of 229,843 meters from 216 drill holes at the Sinda Property. Select intercepts include:
•	hole CECA-18-001 (Caracol area, Dolores vein system), including 4.53 meters with an average resource grade of 8,500 silver-equivalent grams per tonne of mineralized material;
•	hole CEMO-19-003 (Caracol area, Morita vein system), including 2.92 meters with an average resource grade of 2,548 silver-equivalent grams per tonne of mineralized material;
•	hole CEAG-19-012 (Agaves area, Agaves vein system), including 3.64 meters with an average resource grade of 2,010 silver-equivalent grams per tonne of mineralized material; and
•	hole CETA-22-040 (Caracol area, Lara vein system), including 4.45 meters with an average resource grade of 3,580 silver-equivalent grams per tonne of mineralized material.
Several third-party Mineral Resource estimates were completed between 2021 and 2024, and the Mineral Resource estimate contained in the Sinda Technical Report Summary incorporates the majority of drilling at the Sinda Property (except for the recent infill and exploration drilling activities described under “— Recent Developments and Near-Term Exploration Plan”).

Regional Geology	Illustration of Sinda Geological Theory
Sinda Vein System Is Interpreted to be a Southeast Extension of the Guanajuato System 28 Miles (45 Kilometers) Away	Overlooked Deposit Due to Depth: Ore Horizon Between 250-450 and 500-900 Meters

Two distinct primary areas have been discovered and delineated so far within the Sinda Property: the Caracol area and the Agaves area.
The Caracol area is located within the northwest area of the Sinda Property, and consists of five vein systems identified as of November 24, 2025: Dolores, Morita, Santiago, Lara and Adriana. The Caracol area hosts approximately 70% of the Sinda Property’s estimated Inferred Mineral Resources, with approximately 257 million silver-equivalent ounces of Inferred Mineral Resources at an average resource grade of 410 silver-equivalent grams per tonne of mineralized material. It also hosts 100% of the Sinda Property’s Indicated Mineral Resources, with approximately 16 million silver-equivalent ounces of Indicated Mineral Resources at an average resource grade of 692 silver-equivalent grams per tonne of mineralized material.
The Agaves area, which consists of the Agaves vein system, is located approximately 3 miles (5 kilometers) southeast of the Caracol area, and currently represents approximately 30% of the Sinda Property’s estimated Inferred Mineral Resources, containing 112 million silver-equivalent ounces at an average resource grade of 341 silver-equivalent grams per tonne of mineralized material.
The Sinda Property’s deposits are typically low-sulfidation epithermal vein systems with high-grade silver and gold mineralization. As of November 24, 2025, 135 individual veins have been identified at the Sinda Property, totaling 113 miles (182 kilometers) in strike length. The Sinda Property is considered to be an extension of the Guanajuato Trend, which hosts silver-rich, polymetallic mines exploiting epithermal veins.
The Sinda Property displays strong vertical zoning, a feature common to many epithermal districts, with the most consistently mineralized interval, the Favorable Interval (Buchanan, 1981), topping out approximately 1,310 feet (450 meters) below the surface and extending down-dip for 820 to 1,310 feet (250 to 450 meters). Above the Favorable Interval, the veins are generally thinner. Veins that carry potentially mineable mineralization at depth are wider and often reach “bonanza” grades over shorter intervals. In the Favorable Interval at the Sinda Property, silica (mostly in the form of micro-crystalline quartz) becomes more dominant, and precious metal grades are elevated.
According to SRK, for every vein that has been mapped at surface, drilling has consistently intersected multiple subparallel “blind” veins that do not crop out. On average, about four blind veins accompany each mapped vein, suggesting roughly five distinct structures per surface vein. Importantly, about half of these blind veins carry mineralization above potential mining cut-off grades with at least 2-meter true thickness, suggesting discovery upside beyond what surface mapping indicates.
The map below indicates the geographic location and boundaries of the Sinda Property, illustrating the extent of the approximately 1,610 hectares of the Sinda Property that have been explored (representing approximately 26% of the total land package (in green)), and the remaining approximately 4,622 hectares of the Sinda Property that have yet to be fully explored (representing approximately 74% of the total land package (in pink)).

SINDA CLAIMS
EXPLORE 1,610 has
NOT FULLY EXPLORED 4,622 ha
CARACOL RESOURCE
AGAVES RESOURCE

Additionally, the map below indicates the location and strike and length of the veins that have been identified and drilled (in red) (representing approximately 38% of the total identified veins), as well as the remaining veins that have been identified but not yet fully drilled (in black) (representing approximately 62% of the total identified veins).

SINDA CLAIMS
VEINS NOT DRILLED
VEINS DRILLED
MORITA
DOLORES
LARA
DON DIEGO
AGAVES
DOMO
AGAVES NE
SARA
ZOEY

Finally, the map below illustrates the estimated geographic expanse of the Caracol area (in blue) and the Agaves area (in green).
Illustration of Caracol Area and Agaves Area

ADRIANA
CARACOL
LAPA
DON DIEGO
AGAVES NORTH
ROSILLO
DOMO
SARA
CENTENO
SW TARGETS
AGAVES SOUTH
SRK RESOURCE
CARACOL RESOURCE
AGAVES RESOURCE
VEINS
Drilled
Not drilled
0 500 1,000 m
Sinda.

The Sinda Technical Report Summary quantifies Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) based on veins that have not been classified within the Mineral Resource estimate due to insufficient drilling and data. The Sinda Property’s defined estimated Mineral Resources and Exploration Targets are based on drilling and study of only 38% of the veins that have been identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025.
We believe there is additional upside potential within this 38% of identified veins through closer-spaced infill drilling, as well as further upside potential from continued exploration activity within the 62% of identified veins that have not yet been fully drilled. In addition, we believe step-out and regional exploration drilling elsewhere within our land package has the potential to discover economic mineralization in prospective areas where no exploration has previously occurred.
Our goal is to explore, develop and de-risk the Sinda Property to become a globally significant producer of silver and gold. Based on the attributes of the vein systems at the Sinda Property and the Mineral Resource estimate outlined in the Sinda Technical Report Summary, we currently anticipate future mining would be an underground operation.
Silver Industry Overview
Metal Overview
Silver is a precious metal occurring naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. It is widely used in both industrial applications and as an investment asset. Unlike many other commonly mined major metals, approximately 72% of silver supply is delivered as a by-product from the mining of other metals. This makes primary silver deposits of scale, like we expect the Sinda Property to be, rare.
Silver’s distinct physical and chemical properties drive diversified and growing industrial demand for silver, including from applications in artificial intelligence. Silver is the best metallic conductor of electricity, and its sensitivity to and high reflectance of light, along with its strength and ability to withstand extreme temperature changes, restrict silver’s substitution in most applications.
Silver has also been used throughout much of human history as a store of value. As an investment asset, silver is viewed as an attractive hedge against inflation or devaluation of fiat currencies, and as a risk-off asset during times of economic or geopolitical uncertainty.
Demand Side
Industrial demand accounts for approximately 58% of total silver demand, according to the Silver Institute’s “World Silver Survey 2025” Report (the “Silver Institute Report”). Silver is essential in solar panels, superconductors and personal electronics due to its conductivity and temperature-resistance. Photovoltaic cells rely on silver to optimize energy output, electric vehicles use silver in sensors, wiring and control modules, and silver is also used in energy storage. Given the key role of solar technology in the transition to green energy, demand for silver from solar applications has accelerated in recent years. Industrial demand for silver is expected to rise 17% by 2032 over 2026 levels, according to the CPM Group. We expect other emergent themes, including artificial intelligence, nano silver, biocides and other applications to continue driving industrial demand growth for silver.

(1)	Source: CPM Group, June 2025

Silver is an essential component used in technology driving the energy transition and in most consumer electronics. The diversity of its industrial applications promotes demand resilience, and because most applications only require a relatively small amount of silver, substitution is limited and demand for silver has historically been relatively price inelastic.
Silver has also served as a safe haven asset, a portfolio diversifier and a form of currency with no default risk for approximately 4,000 years. We expect investment demand for silver to continue rising, as it has historically grown during periods of geopolitical, macroeconomic and financial risks, and devaluation of fiat currencies.
2025 highlighted silver’s utility as an investment asset, with signs of increasing institutional demand. Against the current geopolitical and macroeconomic backdrop, and given the under-ownership of silver in current institutional portfolios relative to gold and other real assets, we believe there is substantial runway for investment demand growth.
Supply Side
Silver supply is largely driven by mined silver production, primarily from Mexico, China and Peru, which collectively accounted for approximately 49% of global mined supply in 2024. Mexico is the world’s top silver mining jurisdiction, accounting for approximately 23% of all global mined silver production in 2024.
Mined supply has been in a declining trend since 2016 due to reserve depletion, declining ore grades, limited new discoveries and a long period of under-investment in new capacity. Annual additions to silver mining capacity in near-term mine development projects fell 80% between 2013 and 2024, and only approximately 28% of global mined supply in 2024 came from primary silver mines. Due to the by-product nature of most mined silver, project sanctioning decisions that would increase silver supply often depend on the economics of other metals being mined, instead of the underlying fundamentals of the silver market, thereby reducing supply-side response to growing silver demand.
In addition, as of January 1, 2026, exports of silver from China are subject to a licensing regime, requiring exporters to obtain government approvals prior to export. While the ultimate impact of this policy on global silver supply and pricing remains uncertain, any restrictions or delays in exports from China (which accounted for approximately 13% of silver supply in 2024) could further constrain global silver availability.
Pricing and Outlook
The silver market is in a supply deficit that, according to the Silver Institute Report, is expected to persist due to robust and growing demand for silver, coupled with constrained supply. This dynamic creates a highly supportive structural backdrop for spot silver prices and an attractive opportunity for silver explorers and producers.
Silver prices rose sharply in 2025, from $29.56 per ounce on January 2, 2025 to approximately $72.15 per ounce on December 31, 2025, representing an increase of approximately 144%. The silver supply deficit, combined with macroeconomic factors such as declining interest rates, inflation, geopolitical uncertainty and devaluation of fiat currencies, provides additional tailwinds for potential further price appreciation. While higher silver prices can positively affect the economics of silver exploration and development projects, silver prices are volatile and subject to significant fluctuations based on macroeconomic, monetary and geopolitical factors.
Business Strengths and Competitive Advantages
Among the top notable underground primary silver assets in Latin America
We believe the Project has the potential to be a globally significant mining operation. With estimated Inferred Mineral Resources of 369 million silver-equivalent ounces and Indicated Mineral Resources of 16 million silver-equivalent ounces, the Sinda Property is already among the largest notable underground primary silver assets in Latin America. Further, this Mineral Resource estimate is based on drilling and study of only 38% of the veins identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025. According to the Sinda Technical Report Summary, the same 38% of identified veins at the Sinda Property contain Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) that have not been classified as Mineral Resources due to insufficient drilling and data.

If the Exploration Targets from these 38% of identified veins were fully converted to Mineral Resources, we estimate the Mineral Resource at the Sinda Property would rank among the top two notable underground primary silver assets in Latin America. In addition, we believe there is significant potential for Mineral Resource discovery and conversion from the 62% of identified veins at the Sinda Property that we have not yet fully drilled, as well as from additional veins that we believe have yet to be identified on the Sinda Property.
Notable Underground Primary Silver Assets in Latin America

(1)	Source: Company Disclosures, Sinda Technical Report Summary.
(2)	Shown in millions of silver-equivalent ounces.
(3)	Based on silver price of $32.00 per ounce, gold price of $2,750 per ounce, copper price of $4.25 per pound, zinc price of $1.30 per pound and lead price of $0.94 per pound.
(4)	All Measured Mineral Resources and Indicated Mineral Resources are inclusive of Mineral Reserves where applicable.
(5)
Based on underground primary silver assets in Latin America with silver-equivalent Measured Mineral Resources and Indicated Mineral Resources greater than 15 million ounces and Inferred Mineral Resources greater than 20 million ounces.

We believe the mineralization of the Sinda Property provides substantial future mining potential, as the estimated Mineral Resources are located in veins that are roughly the same size as the nearby Fresnillo, Guanajuato and Pachuca vein systems. We estimate that the average vein widths at the Sinda Property are between two meters and four meters (average composite vein intercept of 4.2 meters at the Agaves vein system, the Dolores vein system and the Lara vein system) hosting high-grade silver and gold mineralization. We estimate the combined strike length of the vein systems that have been identified within the Sinda Property to be approximately 113 miles (182 kilometers). The average resource grade of our estimated Inferred Mineral Resources is 388 silver-equivalent grams per tonne of mineralized material and the average resource grade of our estimated Indicated Mineral Resources is 692 silver-equivalent grams per tonne of mineralized material, which is among the highest silver-equivalent resource grade profiles of notable underground primary silver assets in Latin America. We believe the breadth and location of the Sinda Property’s vein systems, as well as the high-grade nature of mineralization, create meaningful potential economic advantages for a future underground mining operation as compared to those with lower resource grades or fewer Mineral Resources.

Inferred Mineral Resource Grade Profile of Notable Underground Primary Silver Assets in Latin America

(1)	Source: Company Disclosures, Sinda Technical Report Summary.
(2)	Shown in silver-equivalent grams per tonne of mineralized material.
(3)	Based on silver price of $32.00 per ounce, gold price of $2,750 per ounce, copper price of $4.25 per pound, zinc price of $1.30 per pound and lead price of $0.94 per pound.
(4)
Based on underground primary silver assets in Latin America with silver-equivalent Measured Mineral Resources and Indicated Mineral Resources greater than 15 million ounces and Inferred Mineral Resources greater than 20 million ounces.

Measured Mineral Resource and Indicated Mineral Resource Grade Profile of Notable Underground Primary
Silver Assets in Latin America

(1)	Source: Company Disclosures, Sinda Technical Report Summary.
(2)	Shown in silver-equivalent grams per tonne of mineralized material.
(3)	Based on silver price of $32.00 per ounce, gold price of $2,750 per ounce, copper price of $4.25 per pound, zinc price of $1.30 per pound and lead price of $0.94 per pound.
(4)	All Measured Mineral Resources and Indicated Mineral Resources are inclusive of Mineral Reserves where applicable.
(5)
Based on underground primary silver assets in Latin America with silver-equivalent Measured Mineral Resources and Indicated Mineral Resources greater than 15 million ounces and Inferred Mineral Resources greater than 20 million ounces.

Underground Mineral Resource Estimates at Cut-off Grade of 150 Silver-Equivalent Grams per Tonne(1)(2)(3)(4)(5)(6)
(As of November 24, 2025)

Classification	Vein	Tonnage (kilotonnes)	Ag Grade (grams per tonne)	Au Grade (grams per tonne)	AgEq Grade (grams per tonne)	Contained Ag (koz)	Contained Au (koz)	Contained AgEq (koz)
Indicated	Dolores	711	432	3.02	692	9,870	69	15,797
Total Indicated		711	432	3.02	692	9,870	69	15,797
Inferred(7)	Adriana	129	147	0.19	163	609	0.8	676
	Agaves	10,250	267	0.86	341	87,966	283	112,320
	Dolores	5,326	214	1.90	377	36,610	325	64,540
	Lara	8,799	260	1.77	412	73,557	500	116,549
	Morita	4,503	277	1.58	413	40,064	229	59,745
	Santiago	737	490	1.84	648	11,601	44	15,351
Total Inferred		29,615	263	1.45	388	250,407	1,382	369,180

(1)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. There has been insufficient exploration to define the Indicated Mineral Resources and Inferred Mineral Resources tabulated above as Measured Mineral Resources. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(2)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(3)	Mineral Resources with reasonable prospects for economic extraction stated as contained within estimation domains above a cut-off grade of 150 silver-equivalent grams per tonne.
(4)
Cut-off grade calculations considered a mining cost of $75.00 per tonne, a processing and tailings cost of $20.00 per tonne, general and administrative expenses of $10.00 per tonne, treatment and refining charges of $1.00 per ounce, freight and marketing costs of $1.00 per ounce, a silver price of $32.00 per ounce and a gold price of $2,750.00 per ounce, variable metallurgical recoveries based on available data (silver recovery of 94% from an overall average of testwork to November 24, 2025) and silver payability of 97.5%.

(5)
Silver-equivalent calculations assumed a silver price of $32.00 per ounce and gold price of $2,750.00 per ounce, independent of potentially variable metallurgical recovery by metal, as recovery is assumed to be equal for both silver and gold for purposes of calculating silver-equivalent values.

(6)	All quantities are rounded to the appropriate number of significant figures; consequently, totals and sums presented in this prospectus may not add up due to rounding.
(7)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

Strong exposure to a compelling silver market
We believe the strong attributes of the Sinda Property’s Mineral Resource estimate, as well as its Exploration Targets, will provide scaled, long-term production of silver and gold amidst a robust silver market that is benefiting from stable, secular trends. Primary silver discoveries of the Sinda Property’s size and resource grade are rare, and only 28% of global mined supply was produced from primary silver mines in 2024. Additionally, the universe of primary silver companies is small, creating a scarcity of investor options for silver exposure. This dynamic has been exacerbated by recent consolidation among public silver mining companies, including Pan American Silver Corp.’s acquisition of MAG Silver Corp. in September 2025, Coeur Mining Inc.’s purchase of SilverCrest in February 2025 and First Majestic Silver Corp.’s acquisition of Gatos Silver in January 2025.
Access to strong regional infrastructure and established labor force
The Sinda Property’s location in the Guanajuato Mining District in central Mexico provides immediate access to mature infrastructure and a deep pool of skilled labor. The state of Guanajuato is an established and recognized manufacturing and mining jurisdiction, home to global brands and a highly rated mining engineering university.
The Sinda Property is approximately a 40-minute drive from major urban centers such as San Miguel de Allende and Celaya, Guanajuato. We believe the location of the Sinda Property differentiates the Project in infrastructure and labor access from many discoveries and mineral resources worldwide that are in remote regions and face challenges requiring substantial initial capital expenditure for the build-out of logistics and power infrastructure and recruiting and retaining high-quality mining human capital.

The Sinda Property is connected by paved roads to federal and state highways, and is in close proximity to (i) the Mexican cargo rail system, SIPSA Bajío Rail Terminal (approximately 9 miles (15 kilometers) to the Sinda Property), (ii) the colonial city of San Miguel Allende (approximately 22 miles (35 kilometers) to the Sinda Property), (iii) two international airports: Guanajuato International Airport (approximately 75 miles (121 kilometers) to the northwest) and Querétaro International Airport (approximately 64 miles (103 kilometers) to the west), and (iv) container port terminals on both the Pacific coast, Manzanillo (approximately 393 miles (625 kilometers) to the southwest), and Atlantic coast, Veracruz (approximately 393 miles (633 kilometers) to the southeast). The Sinda Property benefits from reliable power from the national grid, supplied by a national utility transmission line. We also have several potential options for water. Additionally, the location of the Sinda Property within Guanajuato’s established mining ecosystem offers proximity to established mining contractors and service providers, ensuring ready access to specialized labor, equipment and support.
We anticipate our location and infrastructure advantage will help reduce the Project’s development timeline, future potential capital intensity, unit costs and operating risk. We believe these advantages position the Project more competitively as compared to other projects in less established mining regions and those in remote locations.
Potential to become a highly efficient mining operation with a favorable cost structure
We believe the Project’s profile may enable a future mining operation with structurally lower operating costs and capital intensity, providing us with competitive advantages. The Sinda Property’s vein systems and the supporting estimated Mineral Resources are predominantly at depth from surface, which we believe could support future potential underground mining production. Underground mining has been undertaken safely and productively for many decades in the area where the Sinda Property is located, as well as in other areas throughout the state of Guanajuato and Mexico. Furthermore, the quality of the Sinda Property, underpinned by its large Mineral Resource estimate (including approximately 135 identified veins over at least two distinct areas) and the average resource grade of its Inferred Mineral Resources and Indicated Mineral Resources (388 and 692 silver-equivalent grams per tonne of mineralized material, respectively) support potential efficient mining operations. Our preliminary metallurgical studies also show that a high proportion of silver and gold at the Sinda Property occurs as discrete minerals, making them highly amenable to conventional flotation processing. We expect this mineralogical characteristic will support robust and predictable metal recoveries, while reducing processing complexity and enhancing the marketability of metal produced at the Sinda Property in the future.
Situated in one of the world’s largest silver mining jurisdictions, with legally enforceable long-term concessions
Mexico is the world’s largest silver mining jurisdiction, accounting for approximately 23% of all global mined silver production in 2024. Recent policy shifts in Mexico have reignited investment and exploration in the mining sector.
The five concessions to which we hold either title or exploration and exploitation rights have terms expiring between 2051 and 2058, and are each renewable for an additional term of at least 25 years, subject to compliance with applicable legal requirements, providing long-term security for our operations. With a strong local management team with decades of experience, deep relationships at all levels of government and extensive experience working with federal, state, and municipal authorities, as well as a proven track record of community engagement, we believe we are well-positioned to benefit from Mexico’s commitment to responsible mining.
Mine site and land package Exploration Targets provide opportunity for significant conversion of Mineral Resources beyond the Sinda Property’s existing Mineral Resource estimate
Our estimated Inferred Mineral Resources of 369 million silver-equivalent ounces and Indicated Mineral Resources of 16 million silver-equivalent ounces are significant. The Sinda Technical Report Summary identifies incremental Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) at the Sinda Property. Notably, these estimated Mineral Resources and Exploration Targets are based on drilling and study of just 38% of the veins that have been identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025. We believe there is significant potential for Mineral Resource discovery and conversion from the 62% of identified veins at the Sinda Property that we have not yet fully drilled.
Moreover, we believe there is potential for many additional high-grade intercepts and “blind” veins to be identified across the 6,232 contiguous hectares of the Sinda Property, approximately 74% of which has yet to be explored. As of December 31, 2025, we have mobilized six drill rigs with an objective to mobilize up to nine additional drill rigs in 2026 and 2027 for a total of 15 drill rigs (to be considered and informed based on continual and ongoing evaluation of the drilling results). We will be evaluating the potential to accelerate this deployment.
The potential for additional exploration across the Sinda Property could materially increase our Mineral Resource base and expand potential future production.
Demonstrated focus on environmental stewardship and social responsibility
We are committed to maintaining “best-in-class” environmental and social practices that reflect our role as a responsible participant in the local communities within and surrounding the Sinda Property. Our approach is embedded throughout our business strategy and operations. Our approach is intended to support sustainable long-term operational success and lead to significant value creation for our Company and our community.
Environmental Stewardship
Our environmental management program is designed to meet or exceed applicable standards established by Mexican environmental regulations administered by the Ministry of the Environment and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales or “SEMARNAT”). Our environmental stewardship program emphasizes conservation of water resources and biodiversity protection at the Sinda Property.
Social Responsibility and Community Engagement
We recognize that meaningful engagement with our local communities is essential to our long-term success. We maintain very active consultation and community engagement programs, which we believe are best-in-class compared to other silver exploration companies in Mexico. Our community engagement program focuses on initiatives in education, health and local enterprise development.
Highly experienced management team and Board of Directors
Our management team and Board of Directors feature top talent across geology, exploration, mine development, permitting, community engagement and finance, including industry veterans from leading Mexican companies including Grupo Mexico, S.A.B. de C.V. (“Grupo México”), one of the world’s largest publicly traded copper producers and the parent company of Southern Copper Corporation, and Industrias Peñoles, S.A.B. de C.V. (“Industrias Peñoles”), a subsidiary of Grupo Bal, one of the largest Mexican mining companies and one of the largest producers of refined silver worldwide.
Daniel Muñiz Quintanilla, our Executive Chairman, is a seasoned mining executive with nearly 30 years of global experience leading large public mining companies across the gold, silver, and copper sectors. He previously served as managing director and executive vice chair of Americas Mining (the mining division of Grupo México). In this role, he oversaw a multinational portfolio of large-scale open-pit and underground operations and major growth initiatives across copper and precious-metals assets. Before that, Mr. Muñiz was chief executive officer of Industrial Minera Mexico (the underground mining division of Grupo México), and earlier served as chief financial officer of Grupo México, directing global finance, capital markets, and M&A during a period of significant expansion.
Dr. Thomas S. Kaplan, another member of our Board of Directors, is chairman and chief executive officer of The Electrum Group LLC. Dr. Kaplan has over 30 years of experience in the resources sector, with a track record in public and private companies. Dr. Kaplan is also the chairman of the board of NOVAGOLD Resources Inc. and Sunshine Silver Mining & Refining Company, and previously served as chairman of the board of Leor Exploration & Production LLC, a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Corporation.
Our management team has deep experience and networks in Mexico, with an established track record of identifying and developing mineral discoveries, and is based near-site in San Miguel de Allende. We believe our leadership team and their commitment to Sinda and the local community are key differentiators for us.
Fabián Galindo, our Country Manager, has more than 17 years of experience in the mining and natural resources sector, with a background spanning operations, strategic planning, finance and mergers and acquisitions. Prior to joining the Company, Mr. Galindo held senior leadership roles at Grupo México, including overseeing its U.S. copper mining, smelting and refining operations in Arizona and Texas from 2018 to 2023. Earlier in his career at Grupo México,

Mr. Galindo served in progressively senior roles within the strategic planning and mergers and acquisitions functions for Americas Mining (the mining division of Grupo México). Since joining the Company in 2023, Mr. Galindo has led our Mexican operations, supported strategic planning and financing initiatives and worked closely with our Board of Directors in preparing for this offering.
Maria José Romero leads our technical services team. Ms. Romero is a mining engineer with more than 20 years of experience across exploration, project evaluation, mine development and underground operations. Since joining the Company, she has led the technical services function for the Project, including oversight of exploration data management, QA/QC programs, drill planning, cost control and budgeting and the preparation of technical disclosures supporting regulatory filings and independent technical reviews. Prior to joining the Company, Ms. Romero held senior technical and engineering roles at Coeur Mining Inc., Silver Bull Resources Inc., Industrias Peñoles and Gammonlake. Her experience includes supporting exploration and infill drilling programs, geological modeling, economic assessments, underground mine development and permitting, and acting as the primary technical liaison with independent engineering consultants. Ms. Romero holds a bachelor of mining engineering from the University of Sonora and has completed a Citation Program in Applied Geostatistics at the University of Alberta.
Scott Cole, our Vice President of Finance, has more than 30 years of experience in finance, accounting, treasury and operational finance leadership, primarily within the mining and metals industry. Prior to joining the Company, Mr. Cole served as finance manager for the U.S. operations of Jervois Global, where he led finance, treasury, accounting and supply chain functions during the construction and start-up of an underground cobalt mine and supported government-funded drilling and refinery feasibility initiatives. From 2006 to 2022, Mr. Cole held progressively senior leadership roles at ASARCO, the U.S. subsidiary of Grupo México, including treasurer and team leader of finance and accounting and operations controller, and was a member of the executive leadership team overseeing treasury, accounting, insurance, budgeting, forecasting and capital transactions across multiple large-scale mining, smelting and refining operations. Earlier in his career, Mr. Cole held senior finance roles at Environmental Systems Products, Eagle Family Foods, BHP Copper and the Federal Bureau of Investigations, with experience spanning financial planning and analysis, controllership, internal audit, SEC-related reporting for public debt issuances and operational management. Mr. Cole holds a master of business administration in accounting from the University of Phoenix and a bachelor of business administration in finance from The University of Texas at Arlington, and is a certified public accountant.
Luis Barreto, our Chief Financial Officer, has more than 25 years of experience in infrastructure, transportation and energy, with extensive global transaction, capital markets and asset management expertise. Since 2022, he has served as co-founder and president of MegaFlux Inc., a manufacturer of electric powertrains for commercial vehicles and buses and a provider of fleet electrification solutions focused on Mexico and the United States. Previously, Mr. Barreto spent over a decade at Brookfield Asset Management’s Infrastructure Group, serving in senior leadership roles including managing director within the North America and Latin America teams and global deputy chief investment officer for transportation. At Brookfield Asset Management, he led the execution of infrastructure equity investments exceeding $10 billion across the Americas. Earlier in his career, Mr. Barreto held investment banking roles at Citigroup in New York and London. Mr. Barreto holds a master of business administration from Columbia Business School and a bachelor of business administration from Florida International University.
We have also established an advisory board of experts with widely-recognized major contributions who are able to add significant value through their expertise and network in Mexico. We believe that the specialized skills and knowledge of our management team, our Board of Directors and our advisory board enhance our ability to create value.
Backed by Electrum, with 30-year track record of success in natural resources
We were founded by and are backed by Electrum, a privately-held global natural resources investment management company, which will control approximately     % of the voting power of our common stock upon completion of this offering (or approximately    % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). Electrum has a 30-year track record of success in natural resources. Historically, Electrum has focused on a select few, large and world-class precious metals assets located in North America and other “Tier 1” jurisdictions. In addition to its extensive experience in advancing multiple high-quality projects, Electrum has deep and long-held relationships with important stakeholders in the global resources ecosystem. We believe access to Electrum’s specialized skills, knowledge and network substantially enhances our ability to execute our business strategy.

Business Strategy
Our business strategy for the Sinda Property is to develop the identified Mineral Resources and progress toward commercial production while concurrently developing additional Exploration Targets and exploring for new discoveries.
Conduct infill drilling and develop Mineral Resources at the Sinda Property
We believe we have obtained all material permits required for our current surface exploration and infill drilling activities at the Sinda Property. The objective of our infill drilling program is to enhance Mineral Resource confidence by converting a portion of the existing Inferred Mineral Resources to Indicated Mineral Resources and to add new mineralization based on Exploration Targets identified in the Sinda Technical Report Summary, and the objective of our exploration drilling program is to discover and delineate new areas currently not included in the Mineral Resource estimate and add incremental high-quality silver-gold Mineral Resources.
Advance the Project through a disciplined and methodical approach to development, supported by rigorous technical review
Our phased approach to develop the Sinda Property will utilize near and mid-term infill drilling, technical work and test programs to methodically de-risk the Project. In parallel with our exploration activities, we expect to advance technical studies such as Initial Assessments and Pre-Feasibility Studies on our most advanced targets where drilling results are available. We believe our current initiatives will provide support for an updated Mineral Resource estimate and a pathway for economic studies at the Sinda Property, which are expected to include a preliminary economic assessment (or equivalent) and subsequent Preliminary Feasibility Study and/or Feasibility Study. We expect these efforts to advance the Project towards mine permitting, and our objective is to achieve initial production at the Sinda Property by 2031.
Continue to explore the Sinda Property to support a future potential generational silver mining complex encompassing multiple mineable deposits
With only 38% of identified veins drilled, we believe the large land package at the Sinda Property offers significant exploration upside. Concurrently with advancing the Project to production, we plan to systematically explore the Sinda Property, targeting Mineral Resource expansion at the Caracol area, the Agaves area and other identified Exploration Targets. We also plan to continue developing additional Exploration Targets in the 62% of identified veins that have yet to be fully drilled and continue exploring for new discoveries on the Sinda Property. Our goal is to establish a major mining complex sourcing future production ore from multiple deposits with decades of production potential.
Partner with local communities through meaningful engagement and responsible development
We recognize that meaningful engagement with our local communities is essential to our long-term success. We maintain very active consultation and community engagement programs, which we believe are best-in-class compared to other silver exploration companies in Mexico. Our community engagement program focuses on initiatives in education, health and local enterprise development.
As we continue our exploration activities, we plan to continue engaging with local residents, local ejidos and the regional government to streamline the ongoing environmental review and permitting process. Community engagement and our environmental and governmental strategies and awareness programs represent crucial elements of our development plans for the Project. With our strong ties to the community, we believe we are well-positioned to generate and maintain strong stakeholder support for the Project.
Recent Developments and Near-Term Exploration Plan
Infill and Exploration Drilling
In October 2025, we initiated additional infill and exploration drilling activities at the Sinda Property from surface, with the objective of upgrading and expanding our Mineral Resource base. The planned drilling activities comprise approximately 183,000 meters of drilling in 277 drill holes and are expected to be conducted over a period of approximately 26 months. The current drill program (“Phase 1 Surface Drill Program”) consists of approximately 61,000 meters of drilling in 88 drill holes, and is comprised of an infill drilling component (approximately 37,000 meters of drilling from 60 drill holes) and an exploration drilling component (approximately 24,000 meters of drilling from 28 drill holes). The Phase 1 Surface Drill Program is expected to be completed in the second quarter of 2026. The remaining 122,000 meters of drilling in 189 drill holes (“Phase 2 Surface Drill Program”) is expected to be completed in the fourth quarter of 2027. We expect results from the surface exploration and drilling activities to be progressively released and expect that these results will inform the next major phases of surface drilling. The total budget for surface infill and exploration drilling activities is estimated at approximately $59 million.
The map below illustrates the estimated geographic expanse of the additional infill and exploration drilling activities at the Sinda Property.
Illustration of the Additional Infill and Exploration Drilling Activities at the Sinda Property

PLANNED DRILLHOLES
VEINS DRILLED
VEINS NOT DRILLED
SINDA CLAIMS
CARACOL RESOURCE
AGAVES RESOURCE
CORRIDOR DON DIEGO
DOMO
MORITA
DOLORES
LARA
AGAVES
DOMO
AGAVES NE
500
1,000
1,500 m

Mineral Resource Definition – Dolores Infill Program
A principal component of our Phase 1 Surface Drill Program is an infill drilling program at the Dolores vein system, our primary silver-gold deposit within the Caracol area. The objectives of this infill drilling program are to enhance Mineral Resource confidence by converting a portion of the existing Inferred Mineral Resources to Indicated Mineral Resources and to add new mineralization based on Exploration Targets identified in the Sinda Technical Report Summary.
Exploration Drilling – Developing New Potential
In parallel, we intend to undertake exploration drilling across multiple high-priority Exploration Targets surrounding the Dolores vein system to test for new mineralized structures and expand the known mineralized footprint of the Sinda Property. Our objective is to discover and delineate new areas not currently included in the Mineral Resource estimate and to add incremental high-quality silver-gold Mineral Resources.

The table below sets out the distribution of planned drill holes and drilling meters for the infill drilling program at the Dolores vein system and the exploration drilling program surrounding the Dolores vein system, each as part of the Phase 1 Surface Drill Program.
Overview of Phase 1 Surface Drill Program

1.0	Resource Definition	Drillholes	Drilling Meters
1.0	Dolores	60	36,918
	Subtotal Infill	60	36,918

2.0	Exploration Drilling	Holes	Drilling Meters
2.1	Domo	6	6,300
2.2	Agaves NW Corridor	13	7,600
2.3	Lara NW Corridor	5	5,500
2.4	Agaves NE	2	2,200
2.5	Don Diego Arroyo NE	2	2,160
	Subtotal Exploration	28	23,760

	Total Infill + Exploration	88	60,678

Underground Development and Drilling
We are currently in the process of seeking the final permits required to develop a decline for underground drilling at the Caracol area. The decline at the Caracol area is intended for Mineral Resource drilling and definition, and is expected to facilitate efficient underground infill drilling to enhance Mineral Resource confidence. However, the decline is also expected to support future development, as all workings are dimensioned and aligned for compatibility with future production.
Underground drilling leveraging the decline will commence as soon as there is drilling accessibility to the targeted veins. The underground drilling program would initially comprise 223,000 meters of drilling in 557 planned drill holes. We currently anticipate receiving the final permits required to develop the decline in the first half of 2026. The three-year budget for the exploration decline is estimated at approximately $87 million. The initial underground drilling program budget is estimated at approximately $43 million.
About 9 kilometers of development length has been designed that will include two ramps to access both Dolores and Lara vein systems. The exploration decline development will enable easier access to deeper infill drilling targets than surface drill pads. The decline openings will be driven at 5.5 meters by 5.5 meters, which will allow underground exploration drilling and eventually may be converted for mine production use.
While the decline development is progressed, drilling will begin to be initiated on drill targets and thus continual advancement of the decline will overlap with underground drilling. Based on the development schedule for the decline and the veins targeted for drilling, underground drilling is currently anticipated to commence towards the latter part of 2026 and gradually increase as the decline is advanced with more substantial drilling. Upon completion, we expect the development of the Caracol area will provide the technical foundation and spatial framework for full-scale extraction operations and long-term underground expansion of the Project.
Highlighted Exploration Timeline
•	Q2 2026 – Complete Phase 1 Surface Drill Program (61,000 meters)
•	Q2 2026 – Initiate underground decline at Dolores vein
•	Q3 2026 – Initiate Phase 2 Surface Drill Program
•	Q4 2026 – Initiate underground drilling on Dolores vein
•	Q3 2027 – Complete Dolores vein decline
•	Q3 2027 – Initiate parallel underground decline at Lara vein
•	Q4 2027 – Complete Phase 2 Surface Drill Program (122,000 meters)
•	Q4 2027 – Initiate underground drilling on Lara vein

•	Q1 2028 – Complete Lara vein parallel decline
•	Q4 2028 – Complete underground drilling programs (223,000 meters)
Risk Factors
Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under “Risk Factors.” These risks represent challenges to the successful implementation of our strategy and future profitability of our business. These risks include:
•	We have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability.
•
Our ability to continue the exploration, permitting, development and construction of the Sinda Property, and to continue as a going concern, will depend in part on our ability to obtain suitable financing.

•	Our future operations are dependent on the Sinda Property, which consists of multiple vein systems, none of which currently has Mineral Reserves.
•	Mineral Resource and Exploration Target statements at our vein systems are only estimates.
•	Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.
•	The title to, or relevant rights on, the five contiguous mining concessions underpinning the Sinda Property may be challenged or impaired, thus risking our investment in the Sinda Property.
•
Our rights to surface access for the five mining concessions underpinning the Sinda Property, and our exploration and exploitation rights for the El Milagro Concession, could be limited, impaired or terminated, which could materially and adversely affect our operations and plans.

•	We will require additional financing in the future to develop the Sinda Property.
•
The prices of silver and gold are subject to change and a substantial or extended decline in the prices of silver or gold could materially and adversely affect our revenues and the value of the Sinda Property.

•
The Mexican government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation or regulatory enforcement could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals.

•	We may not be able to reach or maintain agreements for the use of lands with local communities and may be subject to the risks of civil disobedience.
•	We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.
•
Electrum will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or our Board of Directors.

•
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

Implications of Becoming an Emerging Growth Company
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:
•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•
we are only required to include two years of audited consolidated financial statements in this prospectus, in addition to any required interim financial statements, are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis), and are only required to provide reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes”; and
•
we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements.
We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we currently intend to take advantage of the reduced disclosure requirements with respect to our executive compensation disclosure. As a result of this election, the information that we provide to stockholders may be different from that you might get from other public companies.
Under the JOBS Act, emerging growth companies also can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies.
For risks related to our status as an emerging growth company, see “Risk Factors—Risks Related to This Offering and Our Common Stock—The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
Corporate Information
We were incorporated as an exempted company in the Cayman Islands in November 2012 under the name “Minera Adularia International Ltd.” On March 1, 2023, we changed our name to Sinda Ltd. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we will de-register in the Cayman Islands and register by way of continuation in the State of Delaware by filing a Certificate of Domestication to incorporate in the State of Delaware under the name “Sinda Ltd.” See “—Redomiciliation.”
Our principal executive office is located at Antiguo Camino a Don Diego S/N, Fraccionamiento Mi Bendición, Interior 6, San Miguel Allende, Guanajuato, Mexico 37898. Our telephone number is +52 (415) 688-7951.
Redomiciliation
In connection with the Redomiciliation, each ordinary share of Sinda Cayman will automatically convert into one share of common stock of Sinda Ltd., the Delaware corporation, with rights substantially similar to the ordinary shares of Sinda Cayman, and all outstanding stock options under the Sinda Ltd. Amended and Restated 2020 Long Term Incentive Plan (the “2020 Long Term Incentive Plan”) previously exercisable for ordinary shares of Sinda Cayman will be automatically converted into outstanding awards of Sinda Ltd., the Delaware corporation, exercisable for an equal number of shares of common stock of Sinda Ltd., the Delaware corporation, with no other changes.

THE OFFERING
This summary highlights information presented in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus before investing in our common stock including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Issuer
Sinda Ltd.
Common stock offered in firm commitment offering
    shares.
Common stock to be outstanding after this offering
  shares (or    shares if the underwriters exercise their option to purchase additional shares of our common stock from us in full).
Option to purchase additional shares of common stock
    shares.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $    million, or approximately $    million if the underwriters exercise their option to purchase additional shares of our common stock from us in full, assuming an initial public offering price of $    per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering for surface exploration and infill drilling, underground exploration and infill drilling and associated underground development, to be carried out in parallel with engineering and technical studies, including potential economic assessments such as an Initial Assessment and Pre-Feasibility Study in accordance with S-K 1300, as well as for general corporate purposes.
See “Use of Proceeds.”
Voting rights
Holders of our common stock are entitled to one vote per share. See “Description of Capital Stock.”
Controlled company status
Upon completion of this offering, Electrum will beneficially own approximately    % of our outstanding common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE and we may elect not to comply with certain corporate governance requirements of the NYSE. See “Management — Controlled Company Status.”
As a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
As long as Electrum beneficially owns a majority of the voting power of our outstanding shares of common stock, Electrum will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders.
Dividend policy
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. See “Dividend Policy.”
Risk factors
See “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Common stock listing
We intend to apply to list our common stock on the NYSE under the symbol “SIND.”
The number of shares of our common stock that will be outstanding after this offering is based on the number of shares of common stock outstanding as of     , 2026 and the issuance and sale of     shares of common stock in this offering. Unless otherwise indicated, all information in this prospectus, including the number of shares that will be outstanding after this offering and other share-related information, excludes:
•	shares of common stock issuable upon the exercise of stock options outstanding as of , 2026, at a weighted average exercise price of $ per share; and
•
   additional shares of common stock reserved for future issuance under the 2020 Long Term Incentive Plan, as well as any future increases, including up to       annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder.

See “Executive and Director Compensation” and “Description of Capital Stock.”
Unless otherwise indicated, all information in this prospectus assumes:
•
the filing and effectiveness of our Certificate of Incorporation (simultaneously with the Redomiciliation), which will occur prior to the effectiveness of the registration statement of which this prospectus forms a part;

•	an initial public offering price of $ per share of common stock, which is the midpoint of the range set forth on the cover page of this prospectus;
•	no exercise of outstanding options described above;
•	no exercise by the underwriters of their option to purchase additional shares of our common stock from us; and
•	no purchase of common stock in this offering by directors, officers or existing stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA
We prepared the summary consolidated financial data using our consolidated financial statements for each of the periods presented. The summary consolidated financial data for each fiscal year in the two-year period ended December 31, 2025 was derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. You should read this financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2025	2024
	(in thousands, except for share and per share amounts)
Statement of Operations Data:
Operating Expenses:
Exploration expenses		$$2,615
General and administrative expenses (including expenses with related parties)		7,396
Total operating expenses		10,010
Other income (expense), net:
Interest expense with related parties		(517)
Interest income		38
Foreign exchange loss, net		(247)
Other income		0
Total other (expense) income, net		(726)
Net loss before income taxes		(10,736)
Income tax		—
Net loss	$	$(10,736)
Loss per share, basic and diluted	$	$(0.09)
Weighted average shares outstanding, basic and diluted		119,280,248

	Year Ended December 31,
	2025	2024
	(in thousands)
Cash Flow Data:
Net cash used in operating activities	$	$(7,804)
Net cash used in investing activities		(5)
Net cash provided by financing activities		7,550

As of December 31, 2025
	Actual	As Adjusted(1)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$	$
Total assets
Total liabilities
Total stockholders’ equity

(1)
The as adjusted information gives effect to the issuance and sale of    shares of common stock in this offering. The as adjusted information is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) as adjusted cash and cash equivalents, total assets and total stockholders’ equity by $   million, assuming the assumed initial public offering price remains the same.

RISK FACTORS
You should carefully consider the following risk factors that may affect our business, future operating results and financial condition, as well as the other information set forth in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would likely be materially and adversely affected. In such case, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The risks below are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us.
Risks Related to Our Business and Industry
We have a history of negative operating cash flows and net losses and we may never achieve or sustain profitability.
We are a silver exploration company and have a history of negative operating cash flows and net losses. We expect to continue to incur negative operating cash flows and net losses until such time as we generate sufficient revenues to fund our continuing operations. For the years ended December 31, 2025 and 2024, our net loss was $    million and $10.7 million, respectively. Given our history of negative operating cash flows and net losses, and potential future negative operating cash flows and net losses, we may never achieve or sustain profitability.
We intend to use the net proceeds from this offering for surface exploration and infill drilling, underground exploration and infill drilling and associated underground development, to be carried out in parallel with engineering and technical studies, including potential economic assessments such as an Initial Assessment and Pre-Feasibility Study in accordance with S-K 1300, as well as for general corporate purposes. See “Use of Proceeds.” To become and remain profitable, we must generate significant revenues from silver and gold production, which will require us to be successful in a range of challenging activities and is subject to numerous risks, including the risk factors set forth in this “Risk Factors” section. While our objective is to achieve initial production at the Sinda Property by 2031, this objective is not based on, and is not yet supported by, any technical or economic study, including an Initial Assessment, Preliminary Feasibility Study or Feasibility Study. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our revenues, expenses and profitability. Our failure to achieve or sustain profitability would depress our market value, could impair our ability to execute our business plan, raise capital or continue our operations and could cause our stockholders to lose all or part of their investment.
Our future operations are dependent on the Sinda Property, which consists of multiple vein systems, none of which currently has Mineral Reserves.
The Sinda Property’s Mineral Resources are comprised of multiple low-sulfidation epithermal vein systems with high-grade silver and gold mineralization. No Mineral Reserves have been identified at our vein systems. The costs, timing and complexities of upgrading the Mineral Resources at the Sinda Property to Mineral Reserves may be greater than we anticipate. Mineral exploration and development involves a high degree of risk that even a combination of careful evaluation, experience and knowledge cannot eliminate, and few properties that are explored are ultimately developed into producing mines. There is no assurance that our mineral exploration programs at the Sinda Property will establish the presence of any Mineral Reserves. The failure to establish any Mineral Reserves would severely restrict our ability to implement our strategies for long-term growth.
Mineral Resource and Exploration Target statements at our vein systems are only estimates.
Statements of Mineral Resources and Exploration Targets at our various vein systems are only estimates and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. There is a degree of uncertainty attributable to the calculation of Mineral Resources and Exploration Targets. Until Mineral Resources and Exploration Targets are actually mined and processed, the quantity of metal and grades must be considered as estimates only and no assurance can be given that the indicated levels of metals will be produced. Exploration Targets relate to potential mineralization for which there has been insufficient exploration to estimate either Mineral Resources or Mineral Reserves. In addition, Mineral Resources require a lower degree of certainty of economic viability than Mineral Reserves. In making determinations about whether to advance our project to development, we must rely upon estimated calculations for the Mineral Resources and Exploration Targets and grades of mineralization at the Sinda Property.
The estimation of Mineral Resources and Exploration Targets is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. The ranges of potential tonnage and grade of the Exploration Targets are conceptual in nature. There has been insufficient exploration of the relevant property to estimate a Mineral Resource with respect to these Exploration Targets. It is uncertain if further exploration will result in the estimation of a Mineral Resource. The Exploration Targets therefore do not represent, and should not be construed to be, an estimate of a Mineral Resource or Mineral Reserve. Exploration Targets could change as the proposed exploration activities are completed.
Estimated Mineral Resources and Exploration Targets may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated metallurgical recovery or other important factors that influence Mineral Resource and Exploration Target estimates. The extent to which Mineral Resources may ultimately be reclassified as Mineral Reserves is dependent upon the demonstration of their profitable recovery. Any material changes in volume and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. We cannot provide assurance that mineralization can be mined or processed profitably.
Mineral Resource and Exploration Target estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for silver and gold may render portions of our mineralization uneconomic and result in reduced reported volume and resource grades, which in turn could have a material adverse effect on our financial performance, financial position and results of operations.
In addition, Mineral Resource estimates involve significant reliance on Inferred Mineral Resources, which may increase the risk of overestimation. Inferred Mineral Resources are subject to significant uncertainty as to their existence and as to their economic and legal feasibility. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.
Similarly, the ranges of potential tonnage and resource grade (or quality) of the Exploration Targets are conceptual in nature because there has been insufficient exploration to estimate a Mineral Resource. It is uncertain whether further exploration will result in the estimation of any Mineral Resources. Exploration Targets therefore do not represent, and should not be construed to be, an estimate of a Mineral Resource or Mineral Reserve.
Our mineral exploration efforts are highly speculative in nature and may be unsuccessful.
Mineral exploration is highly speculative in nature, involves many uncertainties and risks and is frequently unsuccessful. It is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate Mineral Resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit value. Once mineralization is discovered, it may take a number of years from the initial exploration phases before production is possible, during which time the feasibility of the Project may change adversely. Substantial expenditures are required to establish Mineral Reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and resources required to develop the mining activities.
In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short-term factors, such as the need for orderly development of mineral deposits or the processing of new or different resource grades, may have an adverse effect on mining operations and on our results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, resource grades, stripping ratios or metallurgical recovery may affect the economic viability of our project.
Exploration stage properties have no Mineral Reserves disclosed, and only have estimates of Mineral Resources and/or Exploration Targets. Mineral Resource and Exploration Target estimates are, to a large extent, based upon the interpretation of geological data and modeling obtained from drill holes and other sampling techniques, initial assessments that derive estimates of operating costs based upon anticipated tonnage and grades of material to be mined and processed, the assumed configuration of the deposit, expected recovery rates of metal from the mill feed material, facility and equipment capital and operating costs, anticipated climatic conditions and other factors. As a result, actual operating costs and economic returns based upon development of Mineral Resources and Exploration Targets may differ significantly from those originally estimated. Significant decreases in actual or expected commodity prices may also mean mineralization, once found, will be uneconomical to mine.

Our anticipated processing ability may be adversely impacted by certain circumstances.
A number of factors could affect our ability to process the quantities of metals that we recover and our ability to efficiently handle certain quantities of processed materials, including, but not limited to, the presence of oversized material at the crushing stage; material showing breakage characteristics different than those planned; material with resource grades outside of planned range; the presence of deleterious materials in ratios different than expected; material drier or wetter than expected, due to natural or environmental effects; and materials having viscosity or density different than expected.
The occurrence of one or more of the circumstances described above could affect our ability to process the number of tonnes planned, recover valuable materials, remove deleterious materials and produce planned quantities of concentrates. In turn, this may result in lower throughput, lower recoveries, increased downtime, increased costs or some combination of all of the foregoing. While issues of this nature are part of normal operations, there is no assurance that unexpected conditions may not materially and adversely affect our business, results of operations or financial condition.
Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated and there are no assurances that any future development activities will result in profitable mining operations.
The actual operating costs at the Sinda Property will depend upon changes in the availability and prices of labor, equipment and infrastructure, variances in metal recovery and mining rates from those assumed in the mining plan, operational risks, changes in governmental regulation, including taxation, environmental, permitting and other regulations and other factors, many of which are beyond our control. Due to any of these or other factors, the operating costs at the Sinda Property may be significantly higher than we expect. As a result of higher capital and operating costs, production and economic returns may differ significantly from our expectations and there are no assurances that any future development activities will result in profitable mining operations.
Land reclamation and mine closure may be burdensome and costly.
Land reclamation and mine closure requirements are generally imposed on mining companies in Mexico, such as ours, which require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The Sinda Property remains at the exploration stage and we have not established a mine plan or a mine closure plan. In the absence of a defined mining method, production scenario, processing facilities, tailings management strategy or site closure framework, reclamation and mine closure costs cannot be reasonably estimated. Accordingly, we have not recorded any asset retirement obligation as of December 31, 2024. However, any amount required to be spent on reclamation and mine closure may have a material adverse effect on our financial performance, financial position and results of operations and may cause us to alter our operations. In addition, we are required to maintain financial assurances, such as letters of credit, to secure mine closure and reclamation obligations and social and/or environmental obligations under applicable Mexican mining laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operation.
We will be subject to certain risks associated with establishing new mining operations.
The development of the Sinda Property will require obtaining additional permits and financing for the construction and operation of the Sinda Property, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:
•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
•	the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;
•	the availability and cost of appropriate smelting and refining arrangements;
•
the need to obtain necessary environmental and other governmental approvals and permits, the timing of the receipt of those approvals and permits and the restrictions set forth in those approvals and permits;

•	the availability of funds to finance construction and development activities;
•	industrial accidents;
•	mine failures, shaft failures or equipment failures;
•	natural phenomena such as inclement weather conditions, floods, droughts, rockslides and seismic activity;
•	unusual or unexpected geological and metallurgical conditions;
•	exchange rate and commodity price fluctuations;
•	high rates of inflation;
•	interest rate fluctuations;
•	health pandemics;
•	potential opposition from non-governmental organizations, environmental groups or local communities, which may delay or prevent development activities; and
•	restrictions or regulations imposed by governmental or regulatory authorities, including with respect to environmental matters or environmental permits.
The costs, timing and complexities of developing the Sinda Property may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, the cost of producing silver-bearing concentrates that are of acceptable quality to smelters may be significantly higher than expected. We may encounter higher than acceptable contaminants in our concentrates such as arsenic, antimony, mercury, copper, iron, selenium or other contaminants that, when present in high enough concentrations, can result in penalties or outright rejection of the metals concentrates by the smelters or offtakers. Accordingly, our activities may not result in profitable mining operations.
Our operations involve significant risks and hazards inherent to the mining industry.
Our operations involve the operation of large machines, heavy mobile equipment and drilling equipment. Hazards such as adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, fire and natural phenomena such as inclement weather conditions, floods and earthquakes are inherent risks in our operations. Hazards inherent to the mining industry can cause injuries or death to employees, contractors or other persons at our mineral property, severe damage to and destruction of our property, plant and equipment, and contamination of, or damage to, the environment, and can result in the suspension of our exploration activities and future development and production activities. While we aim to maintain best safety practices as part of our culture, the safety measures that we implement may not prevent or mitigate accidents.
In addition, from time to time, we may be subject to governmental investigations and claims and litigation filed on behalf of persons who are harmed while at the Sinda Property or otherwise in connection with our operations. We may also face environmental claims or community actions. To the extent that we are subject to personal injury or other claims or lawsuits in the future, it may not be possible to predict the ultimate outcome of these claims and lawsuits due to the nature of personal injury litigation. Similarly, if we are subject to governmental investigations or proceedings, we may incur significant penalties and fines, and enforcement actions against us could result in the closing of certain of our mining operations. If claims and lawsuits or governmental investigations or proceedings are ultimately resolved against us, it could have a material adverse effect on our financial performance, financial position and results of operations. Also, if we mine on property without the appropriate licenses and approvals, we could incur liability or our operations could be suspended.
Our business is sensitive to nature and climate conditions.
A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels, including in Mexico. Regulation relating to emission levels (such as carbon taxes), water use and discharge, land disturbance, environmental impact and energy efficiency may become more stringent, which may materially and adversely affect our operations and may result in increased operating costs.

In addition, the physical risks of climate change may also have an adverse effect on our operations. These risks include the following:
•
extreme weather events, including prolonged droughts, periods of water scarcity, flooding, heat waves and other weather patterns that affect central Mexico, have the potential to disrupt operations at our mines and may require us to make additional expenditures to mitigate the impact of such events. Extended disruptions to transportation routes, utilities or other material infrastructure could result in interruption to production once it commences; and

•
our facilities depend on regular supplies of consumables to operate efficiently. These materials are expected to be transported primarily by land within Mexico and North America, and in the event that the effects of climate change or extreme weather events cause prolonged disruption to road, rail or other land-based transportation networks, production levels at our operations may be reduced.

Furthermore, water availability is a critical operational requirement for mining activities in central Mexico. Community opposition or competing uses may limit our access to water or require additional investments in water efficiency, recycling or alternative supply. Climate-related changes in precipitation patterns, increased frequency or severity of drought conditions, increased competition for water resources or regulatory restrictions on water extraction or use in Mexico could adversely affect our ability to operate or expand our projects on commercially reasonable terms.
Our efforts to mitigate the risks of climate changes may not be effective and the physical risks of climate change may have an adverse effect on our operations and profitability.
We may be materially and adversely affected by challenges relating to slope and stability of our future underground mining operations.
Once we commence mining operations, we expect to build deep underground mines which may present certain geotechnical challenges, including the possibility of failure of underground openings. If we are required to reinforce such openings or take additional actions to prevent such a failure, we could incur additional expenses, and our future operations could be negatively affected. Unexpected failures of underground openings or additional requirements to prevent such failures may adversely affect our future costs and expose us to health and safety and other liabilities in the event of an accident, and in turn materially and adversely affect our future operations and profitability.
The mining industry is very competitive.
The mining industry is very competitive. We compete in efforts to obtain financing to explore and develop the Sinda Property with other silver exploration and mining companies operating in Mexico. Many of these companies are larger, more established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to our detriment. We may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
The title to, or relevant rights on, the five contiguous mining concessions underpinning the Sinda Property may be challenged or impaired, thus risking our investment in the Sinda Property.
Under the laws of Mexico, Mineral Resources belong to the state, and government concessions are required to explore for or exploit Mineral Resources. Mineral rights derive from concessions granted by the Ministry of Economy, pursuant to the Mining Law (Ley de Minería) and the regulations thereunder. While we hold title to, or have been assigned exploration and exploitation rights on, five contiguous mining concessions containing multiple vein systems, including those in the Caracol area and the Agaves area, title to these concessions (or assignment of the relevant rights thereon) may be challenged or impaired under certain circumstances, including as a result of administrative proceedings, judicial challenges or defects in the granting or registration of such concessions.
Although we have taken steps to verify title to these concessions, including a review of concession titles and registration in the Mexican Public Mining Registry and the receipt of a title opinion from VHG Servicios Legales, S.C., dated as of August 13, 2021, and DBR Abogados, S.C., dated as of December 11, 2025, these procedures do not guarantee title against all possible claims or challenges. A title defect on any of the five concessions underpinning the Sinda Property (or any portion thereof) could adversely affect our ability to explore and/or mine some or all of the Sinda Property and/or process the minerals that we may mine in the future.
Mining concessions may be terminated if the obligations to maintain the concessions in good standing are not satisfied, including obligations to pay applicable concession duties, to provide required technical and administrative information to the Mexican Ministry of Economy, to allow inspections by the Mexican Ministry of Economy and to comply with applicable environmental, safety and other regulatory requirements. Recent legislative changes and regulatory developments in Mexico may impose additional requirements in connection with environmental permitting, water use, site closure and consultation with impacted local communities, and failure to comply with applicable requirements could result in sanctions, suspension or, in certain cases, termination of mining concessions. In addition, failure to make timely concession maintenance payments and otherwise comply with applicable laws and regulations relating to mineral right tenure could result in the loss of concession rights following applicable administrative or judicial procedures.
As the legal titleholder of the El Milagro Concession, the Ejido Delgado was originally responsible for making concession maintenance payments and complying with applicable regulatory requirements with respect to the El Milagro Concession. Pursuant to the El Milagro Contract (as defined below), our wholly owned Mexican subsidiary SNDA Exploración, S. de R.L. de C.V. (“SNDA Exploración”) has been assigned exploration and exploitation rights for the El Milagro Concession and is now responsible for all such payment and compliance obligations. If we fail to pay concession duties, submit required technical information, allow inspections or comply with environmental, safety or other applicable requirements, Mexican authorities may sanction, suspend or cancel the concession following applicable procedures, which would negatively impact the exploration and exploitation rights assigned to us.
Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained secure title to, or unencumbered exploration and exploitation rights on, the five mining concessions underpinning the Sinda Property (or relevant rights thereon) may be subsequently challenged and/or constrained. Any challenge to our title or rights could result in litigation, insurance claims and potential losses, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the Sinda Property. In addition, if we mine on property without the appropriate title or right, we could incur liability for such activities.
Our rights to surface access for the five mining concessions underpinning the Sinda Property, and our exploration and exploitation rights for the El Milagro Concession, could be limited, impaired or terminated, which could materially and adversely affect our operations and plans.
Our access to the surface where the five mining concessions underpinning the Sinda Property are located is granted through temporary land use agreements, some of which are still in process of being registered in the Mexican Agrarian Registry (Registro Agrario Nacional) to be enforceable vis à vis third parties.
Any unenforceability or early termination of such temporary land use agreements could be triggered by alleged breaches, and we may have limited ability to prevent or remedy termination. If any of these temporary land use agreements are terminated or rescinded, whether due to an alleged breach or otherwise, our ability to access the Sinda Property could be hindered and our exploration operations could be affected.
Our access, exploration and exploitation rights at the El Milagro Concession derive from a contract with Ejido Delgado for mining exploration and surface access (the “El Milagro Contract”), which has been assigned to SNDA Exploración, rather than from direct title to the El Milagro Concession. The El Milagro Contract is expressly governed by Mexican federal and local laws and subject to the jurisdiction of courts in Guanajuato, Mexico, and therefore any disputes regarding enforceability, interpretation, performance or termination would be adjudicated in Mexico under Mexican laws. Remedies available to us may differ from, and be less predictable than, those available under U.S. laws, and the timing, consistency and reliability of outcomes may be further affected by recent and pending changes to Mexico’s judicial framework. Adverse judgments or delays in Mexican proceedings could limit our access to the El Milagro Concession, disrupt exploration activities and result in increased costs or loss of rights.
Termination of the El Milagro Contract could be triggered by alleged breaches, and we may have limited ability to prevent or remedy termination. If the El Milagro Contract is terminated or rescinded, whether due to an alleged breach or otherwise, our ability to access, explore and develop the El Milagro Concession could cease, and we could incur costs to demobilize personnel and remove equipment within a limited period.

We will require additional financing in the future to develop the Sinda Property.
We intend to use the net proceeds from this offering for surface exploration and infill drilling, underground exploration and infill drilling and associated underground development, to be carried out in parallel with engineering and technical studies, including potential economic assessments such as an Initial Assessment and Pre-Feasibility Study in accordance with S-K 1300, as well as for general corporate purposes. See “Use of Proceeds.” We will require additional funding in the future for construction and development activities on the Sinda Property and to commence production. Before we can make any future construction decision or obtain construction financing, we expect that we will be required to complete our exploration program and technical work, including various scientific and technical studies for any construction and associated financing for a mine on the Sinda Property, and obtain key permits and approvals.
Our ability to raise additional financing will depend on a number of factors, including the results of our exploration and drilling programs, the completion of required technical studies, prevailing metal prices, capital market conditions and our ability to obtain required governmental approvals. We expect to raise additional funds through sales of equity or debt, or a combination thereof. Access to additional capital may not, however, be available on terms acceptable to us, at acceptable prices, or at all.
Failure to obtain sufficient financing to complete construction and development activities, and commence production, at the Sinda Property may result in delays in the development of the Sinda Property. Furthermore, even if we raise sufficient additional capital, there can be no assurance that we will achieve profitability or positive cash flow. In addition, any future equity offering will further dilute your equity interest in us and any future debt financing may limit our flexibility in planning for or reacting to changes in our business. See “—We may incur debt in the future, which could adversely affect our financial health, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.”
Inflation, restrictive exchange control policies and fluctuations in the exchange rate of the Mexican peso to the U.S. dollar may adversely affect our financial condition and results of operations.
Increased inflation has resulted in, and may continue to result in, higher interest rates and capital costs, increased shipping costs, supply shortages, increased costs of labor, weakening exchange rates, additional government intervention through stimulus spending or additional regulations and other similar effects. Our ability to conduct exploration of the Sinda Property is dependent on the acquisition of goods and services at a reasonable cost, such as drilling equipment and skilled labor and assay laboratory testing in a timeframe that allows us to execute on follow-up exploration phases expeditiously. If we are unable to take effective measures in a timely manner to mitigate the impact of the inflation, the scope of our exploration of the Sinda Property may decrease and our business, financial condition and results of operations could be adversely affected.
Additionally, when inflation in Mexico increases without a corresponding depreciation of the Mexican peso, the net income generated by our operations is adversely affected. Inflation in Mexico was 3.7% in 2025, 4.2% in 2024, 4.7% in 2023 and 7.8% in 2022. The Mexican peso has fluctuated significantly in past years. Relative to the U.S. dollar, the Mexican peso appreciated to Ps.19.47 per $1.00 as of December 31, 2022, further appreciated to Ps.16.90 per $1.00 as of December 31, 2023, depreciated to Ps.20.86 per $1.00 as of December 31, 2024 and appreciated to Ps.18.01 per $1.00 as of December 31, 2025. Overall, from December 31, 2019, to December 31, 2025, the peso appreciated by 4.5% from Ps.18.86 per $1.00 to Ps.18.01 per $1.00. The peso continues to be affected by uncertainty and volatility in the global markets. The Mexican government has occasionally implemented measures to limit the volatility of the Mexican peso, including auctions of U.S. dollars in the foreign exchange market and the regulation of hedges of foreign currency-denominated liabilities of Mexican banks and other financial entities. However, we cannot be sure that such measures will be put in place if new episodes of volatility materialize, or that they will be effective if they are implemented, or how such measures would impact the Mexican economy. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, cash flow, financial condition and the price of our securities.
Although we report our financial statements in U.S. dollars, purchases of labor, operating supplies and capital assets by our wholly owned Mexican subsidiaries are denominated in Mexican pesos. As a result, any significant and sustained appreciation of the Mexican peso against the U.S. dollar may materially increase the costs of our operations. We measure and record actual foreign exchange gains and losses arising from remeasurement of monetary assets and liabilities. For the years ended December 31, 2025 and 2024, we recorded a net foreign exchange loss of $   and $0.2 million, respectively.

While the Mexican government does not currently restrict, and for several decades has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies outside of Mexico, the Mexican government has taken such measures in the past and could institute restrictive exchange control policies in the future. The imposition of exchange control policies could impair our ability to obtain imported goods and to meet our U.S. dollar-denominated obligations and could have an adverse effect on our business and financial condition.
We do not currently intend to enter into hedging arrangements with respect to silver and other minerals and our hedging activities, or our decision not to hedge, with respect to our expenses, could expose us to losses.
We do not currently intend to enter into hedging arrangements with respect to silver and other minerals. As such, we will not be protected from a decline in the price of silver and other minerals. This strategy may have a material adverse effect upon our financial performance, financial position and results of operations.
Additionally, we are, and will be, exposed to the potentially adverse effects of fluctuations in input costs, such as diesel fuel, and if we borrow funds at floating interest rates. We may seek to enter into hedging arrangements to hedge some of our input costs, such as diesel fuel, and our currency exposure with respect to the portion of our costs and expenses incurred in Mexican pesos. In the future we may also seek to enter into interest rate hedge agreements in connection with future indebtedness we may incur that bears interest at a floating rate. We currently, however, have not entered into any such hedging arrangements, or made a decision to do so, and cannot assure you that we will be able to do so on acceptable terms, or at all. Even if we seek and are able to enter into hedging contracts, there is no assurance that such hedging program will be effective, and any hedging program would also prevent us from benefitting fully from applicable input cost or rate decreases. In addition, we may in the future experience losses if a counterparty fails to perform under a hedge arrangement.
Our insurance may not provide adequate coverage.
Our business and operations are subject to a number of risks and hazards, including, but not limited to, adverse environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground control problems, cave-ins, changes in the regulatory environment, metallurgical and other processing problems, mechanical equipment failure, facility performance problems, theft, fires and natural phenomena such as inclement weather conditions, floods and earthquakes. These risks could result in damage to the Sinda Property, personal injury or death, environmental damage, delays in exploration, mining or processing, increased production costs, asset write downs, monetary losses and legal liability. Any losses from these events may cause us to incur significant costs that could have a material adverse effect on our financial performance, financial position and results of operations.
Our property and liability insurance may not provide sufficient coverage for losses related to these or other hazards. Insurance against certain risks, including those related to environmental matters or other hazards resulting from exploration and production, is generally not available to us or to other companies within the mining industry. Our current insurance coverage may not continue to be available at economically feasible premiums, or at all. We may elect not to insure where premium costs are disproportionate to our perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.
We do not currently maintain any business interruption insurance, and any prolonged interruption to our operations could have a material adverse effect on our business, financial condition and results of operations.
Access to existing infrastructure may be limited or curtailed, and suitable infrastructure may not be available on a continuous or reliable basis.
Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. Our operations remain dependent on continued access to, and the ongoing availability, reliability and security of, the existing road and rail and other infrastructure near San Miguel Allende, Guanajuato, Mexico. The loss of access to, unavailability on acceptable terms of, or disruption, damage, congestion, curtailment or delay in the availability or use of any one or more of these items could prevent or delay exploration, development or exploitation of the Sinda Property. If access to, or use of, adequate infrastructure is not available in a timely manner, exploration or development of the Sinda Property may not be commenced or completed on a timely basis, or at all, the resulting operations may not achieve the anticipated production volume, and the construction costs and operating costs associated with the exploration and/or development of the Sinda Property may be higher than anticipated. In addition, extreme weather phenomena, accidents, transportation bottlenecks, security incidents, sabotage, vandalism, government action, labor disruptions, regulatory changes, road or rail blockades or closures, non-governmental organization and community or other interference in the maintenance, operation or provision of such infrastructure—including risks associated with operating in Mexico—could adversely affect our operations and profitability.
If we are unable to retain key members of management or highly skilled outside consultants, our business might be harmed.
Our exploration activities and any future development and construction or mining and processing activities depend to a significant extent on the continued service and performance of our senior management team. We depend on a relatively small senior management team, and we currently do not, and do not intend to, have key-person insurance for these individuals. Departures by members of our senior management team could have a negative impact on our business, as we may not be able to find suitable personnel to replace departing management on a timely basis, or at all. The loss of any member of our senior management team could impair our ability to execute our business plan and could, therefore, have a material adverse effect on our business, results of operations and financial condition. In addition, the international mining industry is very active and we are facing increased competition for personnel in all disciplines and areas of operation. We may not be able to attract and retain personnel to sufficiently staff our development and operating teams.
We rely on third-party contractors.
We have relied upon third-party contractors, including, among others, outside consultants, geologists, drilling and mine development contractors and engineers, and intend to rely on these parties for exploration and development activities. Substantial expenditures are required to construct mines, to establish Mineral Resource and Mineral Reserve estimates through drilling, to carry out environmental and social impact assessments, to establish closure requirement estimates, to develop metallurgical processes and to develop plant infrastructure at any particular site. As we continue with the exploration of the Sinda Property and any other properties we may acquire in the future, timely and cost-effective completion of work will depend largely on the performance of our contractors. If any of these contractors or consultants do not perform to accepted or expected standards, we may be required to hire different contractors to complete tasks, which may impact schedules and add costs to the Project and any other projects we may acquire in the future, and in some cases, lead to significant risks and losses. A major contractor default or the failure to properly manage contractor performance could have a material adverse effect on our business, financial condition and results of operations.
The prices of silver and gold are subject to change and a substantial or extended decline in the prices of silver or gold could materially and adversely affect our revenues and the value of the Sinda Property.
Our business and financial performance will be significantly affected by fluctuations in the prices of silver and gold. The prices of silver and gold are volatile, can fluctuate substantially and are affected by numerous factors that are beyond our control. For example, silver prices rose sharply in 2025. However, the prices of silver and gold have historically fluctuated widely and may decline materially in the future. Prices are affected by numerous factors beyond our control, including:
•	international economic and political trends, including hostilities in Latin America, Ukraine and the Middle East;
•	uncertainty with respect to international trade regimes;
•	currency exchange rate fluctuations;
•	prevailing interest rates and returns on other asset classes;
•	expectations regarding inflation, monetary policy and currency values;
•	other macro political and economic conditions;
•	speculation;
•	worldwide production and inventory levels;

•
governmental and exchange decisions regarding the disposal of precious metals stockpiles, including the decision by the CME Group, the owner and operator of the futures exchange, to raise silver’s initial margin requirements on futures contracts;

•	available supplies of silver and gold from mine production, inventories and recycled metal;
•	sales by holders and producers of silver and gold;
•	sales programs by central banks;
•	demand for products containing silver and gold; and
•	consumption patterns.
Because we expect to derive the substantial majority of our revenues from sales of silver and gold, our results of operations and cash flows will fluctuate as the prices for these metals increase or decrease. Periods of rising metal prices may be followed by periods of rapid or sustained price declines, and fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies. A sustained period of declining prices could materially and adversely affect our financial performance, financial position and results of operations.
Furthermore, Mineral Resource and Exploration Target estimates and mine life plans using significantly lower metal prices could result in material write-downs of our investment in mineral properties and increased depreciation, depletion, amortization, reclamation and closure charges.
In addition to adversely affecting our possible future Mineral Reserve estimates and our financial condition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the Project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.
Furthermore, we may occasionally hold silver or gold in inventory due to market conditions, in anticipation of higher prices, which may expose us to pricing risk.
Changes in the future demand for the silver and gold we produce could adversely affect our future sales volume and revenues.
Our future revenues will depend, in substantial part, on the volume of silver and gold we sell and the prices at which we sell, which in turn will depend on the level of industrial and consumer demand. Demand for silver is driven by its general perception as a store of value as well as its uses in industrial processes and products, such as solar panels, superconductors, personal electronics, electric vehicles, sensors, photovoltaic cells and corrosive-resistant welding, and other emergent themes including artificial intelligence, nano silver and biocides. See “Business—Silver Industry Overview.” An increase in the production of silver worldwide or changes in technology, industrial processes or consumer habits, including increased demand for substitute materials, may decrease the demand for silver. Increased demand for substitute materials may be either technologically induced, when technological improvements render alternative products more attractive for first-use or end-use than silver or allow for reduced application of silver, or price induced, when a sustained increase in the price of silver leads to partial substitution for silver by a less expensive product or reduced application of silver. Demand for gold is primarily driven by the demand for jewelry, investment products, central bank reserves and industrial applications. Any substitution of these materials may decrease the demand for the silver and gold we produce. A fall in demand, resulting from economic slow-downs or recessions or other factors, could also decrease the price and volume of silver and gold we sell and therefore materially and adversely impact our results of operations and financial condition.
We are a holding company, and as such, we depend on our subsidiaries to generate cash to fund our operations and expenses.
We are a holding company and our only assets are our equity ownership interests in our subsidiaries. As a result, our investors are subject to the risks attributable to our subsidiaries. As a holding company, we conduct all of our business through our subsidiaries. Therefore, our ability to fund and conduct our business, service our debt, if any, and pay dividends, if any, in the future will principally depend on the ability of our subsidiaries to generate sufficient cash flow to make upstream cash distributions to us. Our subsidiaries are separate legal entities, and although they are wholly owned and controlled by us, they have no obligation to make any funds available to us, whether in the form of loans, dividends or otherwise. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing any debt obligations. In the event of a bankruptcy, liquidation or reorganization of any of our material subsidiaries, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of those subsidiaries before us.
Our information technology systems may be vulnerable to disruption, which could place our systems at risk from data loss, operational failure or compromise of confidential information.
We rely on various information technology systems. These systems remain vulnerable to disruption, damage or failure from a variety of sources, including, but not limited to, errors by employees or contractors, computer viruses, cyberattacks, including phishing, ransomware and similar malware, misappropriation of data by outside parties and various other threats. Techniques used to obtain unauthorized access to or sabotage our systems are under continuous and rapid evolution, and such attacks no longer primarily target entities from the financial or retail sectors. We may be unable to detect efforts to disrupt our data and systems in advance. Breaches and unauthorized access carry the potential to cause losses of assets or production, operational delays, equipment failure that could cause other risks to be realized, inaccurate recordkeeping, disclosure of confidential information, or damage to our reputation or our relationship with suppliers and/or counterparties, any of which could result in financial losses and regulatory or legal exposure, and could have a material adverse effect on our cash flows, financial condition or results of operations. Although to date we have not experienced any material losses relating to cyberattacks or other information security breaches, we may incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As such threats continue to evolve, we may be required to expend additional resources to modify or enhance any protective measures or to investigate and remediate any security vulnerabilities.
We may be subject to claims and legal proceedings that could materially and adversely impact our financial position, financial performance and results of operations.
We may be subject to claims or legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. The results of litigation or any other proceedings cannot be predicted with certainty. These matters may result in litigation or unfavorable resolution which could materially and adversely impact our financial performance, financial position and results of operations. See “Business—Legal Proceedings.”
The Mexican government may order salary increases to be paid to employees in the private sector or reductions in the number of hours that employees in the private sector can work, which could increase our operating costs and adversely affect our results of operations.
In the past, the Mexican government has passed laws, regulations and decrees requiring companies in the private sector to increase minimum wages, reduce the number of hours that employees work and provide specified benefits to employees and may do so again in the future. Mexican employers, both in the public and private sectors, have experienced significant pressure from their employees and labor organizations to increase wages and to provide additional employee benefits. For example, the Mexican government increased the minimum salary by 20% in each of January 2022, January 2023 and January 2024, 12% in January 2025 and   % in January 2026. Additional salary raises or reductions in permissible number of employee work hours could increase our operating costs.
We are subject to the risk of labor disputes, which could adversely affect our business.
Although we have not experienced any significant labor disputes in recent years, we may experience labor disputes in the future, including protests, blockades and strikes, which could disrupt our business operations and have an adverse effect on our business and results of operation. Although we consider our relations with our employees to be good, there can be no assurance that we will be able to maintain a satisfactory working relationship with our employees in the future.
We may incur debt in the future, which could adversely affect our financial health, limit our ability to obtain financing in the future and pursue certain business opportunities and reduce the value of your investment.
Any indebtedness that we may incur in the future may contain certain covenants and restrictions such as requirements to use a substantial portion of funds from operations to make required payments of principal and interest and to retain certain levels of funds in reserve accounts, to maintain specified financial ratios or metrics or to pledge certain assets as collateral to secure our obligations under the debt agreements. Any such covenants and restrictions may reduce funds available for operations and capital expenditures, future business opportunities, future dividends to us and other purposes; make us more vulnerable to economic and industry downturns and reduce flexibility in responding to changing business and economic conditions; limit flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; place us at a competitive disadvantage compared to our competitors that have less debt; or limit our ability to borrow more money for operations and sustaining capital or to finance acquisitions in the future.
Our success depends on developing and maintaining relationships with local communities and stakeholders.
Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding our operations and other stakeholders in our operating locations. We believe our operations can provide valuable benefits to surrounding communities in terms of direct employment, training and skills development and other benefits associated with ongoing payment of taxes. We are in the process of implementing a comprehensive community relations program designed to promote constructive engagement with local communities and stakeholders and to support long-term, mutually beneficial relationships. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could materially and adversely affect our business, financial condition or results of operations.
Our directors may have conflicts of interest as a result of their relationships with other mining companies.
Our directors may serve as directors, officers and stockholders of other companies that are similarly engaged in the business of developing and exploiting natural resource properties, and may devote a portion of their time to manage other business interests. Consequently, there is a possibility that our directors may be in a position of conflict in the future. To the extent that such other companies may participate in ventures in which we are also participating, or may compete with us for mineral properties, personnel, capital or other business opportunities, and to the extent that such companies may receive funds from Electrum, such directors may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation.
Services for other companies may divert directors’ attention from the Company, which could adversely affect our business and operating results. We anticipate that at least some of our directors will also be directors of The Electrum Group LLC and certain of its affiliates and/or portfolio companies, which could create, or appear to create, conflicts of interest with respect to matters involving both us and Electrum. For example, we anticipate that certain of our directors will serve as directors of (i) Sunshine Silver Mining & Refining Company, an Electrum-controlled silver mining company, (ii) NOVAGOLD Resources Inc., a company in which Electrum has a significant minority interest, and (iii) First Majestic Silver Corp., a silver mining company with operations in Mexico that may compete directly with us.
Additionally, our Certificate of Incorporation and Stockholders’ Agreement will provide for the allocation of certain corporate opportunities between us and Electrum. Under these provisions, we renounce any interest or expectancy in the business opportunities of Electrum and of our directors who are affiliated with Electrum, and neither Electrum nor our directors affiliated with Electrum have any obligation to offer us those opportunities. Accordingly, affiliates of Electrum who serve on our Board of Directors will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate and may pursue certain corporate opportunities that may be complementary to our business. These potential conflicts of interest could have a material adverse effect on our financial performance, financial position and results of operations.
Our business could be adversely affected by the effects of public health crises worldwide.
Global financial conditions and the global economy in general have at various times in the past and may in the future experience extreme volatility in response to economic shocks or other events, as most recently seen during the COVID-19 pandemic. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation. Our business could be materially adversely affected by the effects of such public health crises.
In addition, parties with whom we do business or on whom we are reliant, including suppliers and refineries, may also be adversely impacted by public health crises, which may in turn cause further disruption to our business, including delays or halts in availability or delivery of consumables and delays or halts in refining of Mineral Resources from our mines. The impact of public health crises and government responses thereto may also have an impact on financial markets and could constrain our ability to obtain equity or debt financing in the future, which may have a material and adverse effect on our business, financial condition and results of operations.
Changes in macroeconomic conditions, including inflation, interest rate exposures and disruptions to global trade could have a material adverse effect on our business, financial position, results of operations and cash flows.
Unfavorable or unstable macroeconomic conditions may have a material adverse impact on our business development and operations. Increased inflation may result in increased operating costs (including our labor costs), reduced liquidity and limitations on our ability to access credit or otherwise raise debt and equity capital. Increases in interest rates, especially if coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks, which may have a material and adverse effect on our business, financial condition and results of operations. If tariffs or other restrictions are placed on foreign imports to the United States, or any related countermeasures are taken by impacted foreign countries, it could have a material adverse effect on our business, financial position, results of operations and cash flows.
We are subject to taxation risk under the U.S. tax rules for investments in “controlled foreign corporations.”
As a Delaware corporation, we may be subject to U.S. federal income tax on income earned in Mexico under the rules applicable to a U.S. stockholder of a “controlled foreign corporation” (“CFC”) as a result of our ownership interest in SNDA Exploración, through SNDA Holdings, S. de R.L. de C.V. Under these rules, we will be required to recognize as income a pro rata share of SNDA Exploración’s “Subpart F income” and “net CFC tested income,” even if no distributions have been made to us. Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities and income from certain transactions with related parties and is subject to tax at the 21% statutory rate before applying foreign tax credits. Beginning January 1, 2026, net CFC tested income is, generally, all other income of a CFC. Under current law, we may deduct 40% of our pro rata share of SNDA Exploración’s net CFC tested income for an effective tax rate of 12.6% before applying foreign tax credits.
Changes in tax law may increase our future tax liabilities.
The United States, as well as foreign, state and local governments, may consider changes to their tax laws that may affect our future results of operations and financial condition. New tax laws, tax reforms, regulations or rules may be enacted and existing tax laws, regulations or rules may be changed, interpreted or applied in a manner which could result in our profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on us.
Risks Related to Government Regulations and International Operations
The Mexican government, as well as local governments, extensively regulate mining operations, which impose significant actual and potential costs on us, and future regulation or regulatory enforcement could increase those costs, delay receipt of regulatory refunds or limit our ability to produce silver and other metals.
The mining industry is subject to increasingly strict regulation by federal, state and local authorities in Mexico, including in relation to:
•	limitations on land use;
•	mine permitting and licensing requirements;
•	social obligations;
•	reclamation and restoration of properties after mining is completed;
•	management of materials generated by mining operations;
•	water use and discharge; and
•	storage, treatment and disposal of wastes and hazardous materials.
The liabilities and requirements associated with the laws and regulations related to these and other matters, including with respect to air emissions, water discharges, reclamation of lands affected by exploration and mining operations and other environmental or social matters, may be costly and time-consuming and may restrict, delay or prevent commencement or continuation of exploration or production operations. We are subject to financial assurance requirements for reclamation costs and other liabilities for certain environmental matters, including, without limitation, in connection with water treatment and tailings management. We cannot assure you that we have been or will be at all times in compliance with all applicable laws and regulations. Failure to comply with applicable laws and regulations may result in the assessment of administrative, civil and criminal penalties, such as the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits or authorizations and other enforcement measures that could have the effect of limiting or preventing production from our operations. We may incur material costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements. If we are pursued for sanctions, costs and liabilities in respect of these matters, our mining operations and, as a result, our financial performance, financial position and results of operations could be materially and adversely affected. See “Business—Environmental, Social, Health and Safety Matters.”
Any new legislation or administrative regulations, changes in regulatory interpretation or new judicial interpretations or administrative enforcement of existing laws and regulations that would further regulate and tax the mining industry may also require us to change operations significantly or incur increased costs. Such changes could have a material adverse effect on our financial position and results of operations.
The Sinda Property is subject to regulation by the Political Constitution of the United Mexican States and extensive legislation in Mexico, including the Mining Law (Ley de Minería), the General Waters Law (Ley General de Aguas), the National Waters Law (Ley de Aguas Nacionales) and its regulations, the Federal Labor Law (Ley Federal del Trabajo), the Federal Law of Firearms and Explosives (Ley Federal de Armas de Fuego y Explosivos), the General Law on Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente) and its regulations, the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) and its regulations, the Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) and the applicable Official Mexican Standards (Normas Oficiales Mexicanas). Our operations at the Sinda Property also require us to obtain local authorizations and, under the Agrarian Law (Ley Agraria), to comply with the uses and customs of communities located within the Sinda Property. Mining, environmental and labor authorities may inspect our operations on a regular basis and issue citations and orders when they believe a violation has occurred under the relevant statute.
If inspections in Mexico result in an alleged violation, we may be subject to fines, penalties or sanctions, our mining operations could be subject to temporary or extended closures, and we may be required to incur capital expenditures to re-commence our operations. Any of these actions could have a material adverse effect on our financial performance, financial position and results of operations.
In May 2023, the Mexican government enacted a decree amending several provisions of the Mining Law, the National Waters Law, the General Law on Ecological Equilibrium and Environmental Protection and the General Law for the Prevention and Integral Management of Waste (collectively, the “Mining Law Reforms”). The Mining Law Reforms amend the aforementioned mining and water laws, including: (i) the duration of mining concession titles, (ii) the process for obtaining new mining concessions (through a public tender), (iii) conditions on water use and availability of mining concessions, (iv) the elimination of the “free land and first applicant” scheme, (v) new social and environmental requirements for obtaining and keeping mining concessions, (vi) the authorization by the Ministry of Economy of any mining concession’s transfer, (vii) new penalties and cancellation of mining concessions grounds due to non-compliance with applicable laws, (viii) the automatic dismissal of any application for new concessions, (ix) the prohibition of the transfer of concessions for the exploitation of water from other uses to industrial use in mining and (x) the addition of financial instruments or collateral to guarantee preventive, mitigation and compensation plans resulting from social impact assessments, among other amendments.
The main aspects of our business that will be affected by the Mining Law Reforms are (i) the reduction in the terms for mining concessions from 50 years to 30 years, extendable for up to 25 additional years; (ii) conditions on water use and availability, including the obligation to recycle 60% of concessioned water; (iii) the provision of guarantees for site closure and remediation; (iv) conditioning the granting of concessions on water availability; (v) new causes for termination, including imminent risk of ecological disequilibrium, irreversible damage to natural resources and pollution cases with dangerous repercussions to ecosystems and public health; and (vi) requirements for consultation with impacted local communities and a new 5% contribution of net earnings to impacted local communities for new projects, as well as significant changes to exploration rules, including the Mexican government’s exclusivity to conduct mineral exploration activities.
These amendments could have an impact on our current and future exploration activities and operations in Mexico. On June 25, 2025, the Supreme Court of Justice in Mexico issued a ruling confirming the constitutionality of the Mining Law Reforms and the applicability of the Mining Law Reforms to mining concessions existing prior to the Mining Law Reforms, which provides greater legal certainty regarding the validity of these amendments; however, the manner in which such amendments will be implemented, interpreted and enforced in practice, and their ultimate impact on our operations, costs and timelines, remain uncertain.
In addition, on September 15, 2024, the Mexican Congress and a majority of state legislatures approved amendments to the Mexican Constitution to implement certain structural changes to the Mexican judiciary (the “Judiciary Reform”). The Judiciary Reform introduces significant changes to the Mexican judiciary, including (i) shifting from an appointment-based system to one in which judges are elected by popular vote and (ii) replacing the Federal Judicial Council with two new entities responsible for judicial administration and discipline. These changes may affect the independence, consistency and predictability of judicial decisions in Mexico. Although constitutional challenges to the Judiciary Reform are pending before the Supreme Court of Justice in Mexico, the potential effects of these reforms on the Mexican court system, regulatory enforcement and our ability to effectively assert or defend our legal rights cannot be predicted at this time.
Our mining, exploration and development operations could be adversely affected by amendments to such laws and regulations, future laws and regulations, changes in regulatory enforcement, changes in applicable government policies affecting investment, mining and repatriation of financial assets, changes in the independence and reliability of Mexican courts, shifts in political attitudes, changes in trade policy and the imposition of tariffs, non-tariff trade barriers or exchange controls. The effect, if any, of these factors cannot be accurately predicted.
The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing our mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, including the Mining Law Reforms and related implementing regulations, and any new taxes or fees, could become such that we would not proceed with mining, exploration and development at the Sinda Property. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, could result in substantial costs and liabilities for us, such that we would halt or not proceed with mining, exploration and development at the Sinda Property.
Activities carried out in the Presa Neutla Natural Protected Area are subject to heightened and evolving environmental restrictions.
Certain portions of our exploration footprint are adjacent to the Presa Neutla Natural Protected Area, a state protected area (rather than a federal protected area), which was divided into four zones (protection, sustainable use, public use and restoration) by the Presa Neutla management program, each with distinct objectives and restrictions. Although none of our current exploration activities are carried out in the Presa Neutla Natural Protected Area, future activities conducted in or near this area will be subject to heightened and more restrictive environmental requirements. For activities conducted in this area, these requirements may materially delay, limit or prevent our ability to progress from exploration to development and production, increase our costs and otherwise adversely affect the timing, scope or overall economics of such activities.
We are currently authorized to conduct only mineral exploration activities within the Presa Neutla Natural Protected Area. We may not be able to obtain the additional permits required to advance to development or production on terms that are commercially viable or at all. Any expansion, modification or advancement of activities beyond the scope of the current authorization would require a new environmental impact authorization and, where applicable, the forestry land use change authorization. Any such approvals may be denied outright or issued subject to conditions that materially restrict or delay our plans.
The area located within the Presa Neutla Natural Protected Area represents approximately 17% of our total concession package. We are evaluating the administrative subdivision of our concessions and the four zones in the Presa Neutla Natural Protected Area to isolate the overlapping areas so that any future regulatory considerations apply solely to those overlapping portions and not to the remainder of our concession package. However, we cannot guarantee that we will be able to successfully isolate the overlapping areas between our concessions and the four zones in the Presa Neutla Natural Protected Area. If we are unable to isolate such overlapping areas, we may be subject to heightened and more restrictive environmental requirements that could apply to our entire concession package. This could result in material limitations on our ability to explore and develop the Sinda Property, increased costs or significant delays, and could have a material adverse effect on our business, results of operations or financial condition.
Amendments to the Federal Rights Law (Ley Federal de Derechos) could significantly increase financial burdens on us.
On December 19, 2024, a decree amending the Federal Rights Law (Ley Federal de Derechos) was published in the Federal Official Gazette. As a result of this amendment, (1) the applicable rate for concession and assignment holders and related rights acquirers increased from 7.5% to 8.5% of mining profits as determined by Article 268 of the Federal Rights Law; (2) the rate applicable to the sale of gold, silver and platinum increased from 0.5% to 1% of the sales amount as determined by Article 270 of the Federal Rights Law; (3) the fee structure shifted from being based on the number of hectares to instead covering title issuance for mining concessions or assignments; and (4) the allocations of collected funds for the mining sector were reduced from 5% to 4% as determined by Article 275 of the Federal Rights Law. These amendments are currently in effect and could significantly increase financial burdens on mining companies in Mexico like us.
These and other amendments could alter the legal and regulatory framework applicable to mining activities in Mexico and create uncertainty in our operations and our ability to meet our financial obligations. In addition, further amendments to the Federal Rights Law, changes in its interpretation or application by tax or mining authorities, or more stringent enforcement practices could increase our tax and fee obligations or otherwise adversely affect our operations. Furthermore, we cannot guarantee that these amendments, or any future changes to the Federal Rights Law, will not negatively affect our business, financial position, operating results, cash flows and/or prospects.
We could face heightened compliance, operational and capital expenditure risks arising from the General Law on Circular Economy.
On January 19, 2026, Mexico published the General Law on Circular Economy (Ley General de Economía Circular) in the Federal Official Gazette of Mexico (Diario Oficial de la Federación), with an effective date of January 20, 2026. Holders and operators of mining projects face heightened compliance, operational and capital expenditure risks under this new framework. The law embeds circularity criteria across value chains, contemplates the establishment of sector-by-sector “Extended Producer Responsibility” schemes through future implementation agreements and requires the registration and oversight of circular management plans for producers and importers, with verification and sanctions enforced under the General Law of Ecological Balance and Environmental Protection. Although mining activity is not typically considered a “producer” in the traditional sense of consumer goods, mining units are significant and complex generators of waste including tailings, waste rock, hazardous waste associated with chemical inputs and containers that must align with principles of circularity, source separation, traceability and maximized material recovery and valorization under the reformed General Law for the Prevention and Integral Management of Wastes. Non-compliance may expose both the operator and on-site contractors to administrative sanctions.
Additionally, uncertainty regarding the scope of the General Law on Circular Economy and the timing of regulatory obligations thereunder amplifies these risks. Several obligations, including Extended Producer Responsibility targets, methodologies, indicators, requirements for the registration regime for circular management plans, as well as the “national distinctive” label and voluntary audits, depend on secondary regulation and implementation agreements, which have not yet been issued. Our ability to meet these heightened requirements may require additional investments in segregation and storage infrastructure, traceability and reporting systems, adjustments to tailings and process-water management facilities and reverse logistics programs, with potential adverse impact on operating costs, project schedules and financial results.
Changes in Mexican water laws and regulations, including the General Waters Law (Ley General de Aguas) and recent reforms to the National Waters Law (Ley de Aguas Nacionales), could adversely affect water access for future mining and processing operations.
The development and potential future mining and processing operations at the Sinda Property will require reliable access to substantial amounts of water. Water use in Mexico has been regulated primarily under the National Waters Law (Ley de Aguas Nacionales). On December 11, 2025, a decree (the “2025 Decree”) was published in Official Federal Gazette of Mexico that enacts the General Waters Law (Ley General de Aguas) and reforms, amends and repeals multiple provisions of the National Waters Law (Ley de Aguas Nacionales).

This new regime places heightened emphasis on access to water as a human right and may result in additional restrictions, obligations and enforcement actions affecting non-residential users, including commercial and industrial (mining) users. For example, the reforms and implementing actions by the water authority (including National Water Commission (Comisión Nacional del Agua or CONAGUA) and other competent authorities) could (i) prioritize personal, residential and urban public uses over other uses, including in drought conditions or where infrastructure constraints exist; (ii) impose new conditions on the granting, renewal, extension (prórroga), modification or reassignment of water rights, including through basin planning measures; and (iii) increase the frequency or severity of temporary limitations, regulatory closures (veda), regulated zones or reserves, or other public-interest measures that restrict extraction or use in specific regions.
In addition, the 2025 Decree contemplates a material change in the transferability and mobility of water rights. The reformed framework states that rights covered by water concessions and assignments are not transferable and provides for reassignment mechanisms (including through new processes and issuance of new titles preserving volume, use and remaining term). It also includes transitional provisions under which, while secondary regulations are developed, prior rules generally continue to apply except as to transmissions and changes of use. It also provides timelines for the implementation of reassignment-related mechanisms. These changes could limit our ability to acquire, consolidate or reconfigure water rights in connection with any future mining and processing operations at the Sinda Property.
If any of the foregoing measures (or related implementing regulations, criteria, administrative guidelines, inspections or enforcement actions) limit or delay water access at mining and processing operations or require new infrastructure or treatment solutions, we could incur increased compliance, remediation, treatment and sanitation costs, or be required to fund additional capital expenditures (including storage, efficiency retrofits, reuse systems or alternative sourcing). These developments could increase our operating and capital costs, delay or restrict our development activities or adversely affect the timing, scope or economics of any future mining and processing operations at the Sinda Property.
Our proposed water strategy or other water management measures may not offset the impact of changes in water laws, regulations or governmental policy, and we may not be able to obtain, maintain or renew all water rights, permits or authorizations that may be required for our future operations on acceptable terms, or at all. Any inability to secure sufficient water access, or any material increase in the cost of water supply or compliance with applicable water regulations, could have a material adverse effect on our business, financial condition, results of operations and prospects.
We have not received confirmation from SEMARNAT of the name change of our Mexican subsidiary from “Minera Adularia Exploración, S. de R. L. de C.V.” to “SNDA Exploración, S. de R.L. de C.V.”
On August 1, 2023, at a general shareholders’ meeting, we approved and effected the change of our Mexican subsidiary’s name from “Minera Adularia Exploración, S. de R. L. de C.V.” to “SNDA Exploración, S. de R.L. de C.V.” (the “Name Change”). Although the Name Change is legally effective, and we have received official communications addressed to SNDA Exploración that lead us to believe that the SEMARNAT records have been updated to reflect the Name Change, we have not yet received a response from SEMARNAT directly addressing our request to update its records to reflect the Name Change. There is no guarantee we will obtain confirmation that the SEMARNAT records have been updated to reflect the Name Change in the near term. Failure to receive confirmation from SEMARNAT of the Name Change could expose us to various legal, operational and regulatory risks, including regulatory non-compliance with the terms of our permits, legal uncertainty regarding the validity and enforceability of our permits, potential delays, confusions or temporary shutdowns of our operations subject to the permits, challenges in future permit modifications or renewals and potential fines and penalties. Any of such risks, if materialized, could adversely affect our business, results of operations or financial condition.
We may not be able to reach or maintain agreements for the use of lands with local communities and may be subject to the risks of civil disobedience.
In Mexico, an Ejido is a form of communal ownership of land recognized by Mexican federal laws with respect to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property. We have entered into short-term and long-term surface access and lease agreements with the relevant Ejidos and other titleholders that allow us to conduct our current surface exploration activities on the Sinda Property. However, these agreements generally do not cover all of the surface rights that would be required for the construction and operation of a future mine, and certain agreements may be subject to renegotiation or renewal from time to time. Changes to, or termination or non-renewal of, existing agreements may have a significant impact on our exploration activities and any future development plans. Furthermore, we may need to enter into new or amended agreements with Ejidos or other titleholders for any portion of the Sinda Property that we may seek to develop or operate in the future.
If we are not able to reach or maintain agreements for the use of lands with Ejidos or other titleholders, we may be required to modify our exploration activities or plans for the development of the Sinda Property. In the event that we conduct activities in areas where no valid agreements exist with holders of surface rights, including Ejidos, we may face legal action. If we lose or fail to reach a favorable settlement in such actions, we could face higher costs, delays, restrictions on access to the Sinda Property or mandated payments for use of the land, any of which could materially adversely affect our operations.
Additionally, acts of civil disobedience are common in Mexico. In recent years, many mining companies have been targets of actions to restrict their legally entitled access to mining concessions or surface lands. Such acts of civil disobedience often occur with little or no warning and can result in significant direct and indirect costs. Our operations have not in the past but may in the future be subject to protests, roadblocks or other public actions against our activities regardless of our comprehensive community relations program. Any disruption to workforce availability or site access could negatively impact our exploration activities and any future development or operation of mines at the Sinda Property and could have a material adverse effect on our business, financial position and results of operations.
Because substantially all of our operations are located in Mexico, our business is subject to additional political, economic and other uncertainties not generally associated with U.S. operations.
Substantially all of our operations, including the Sinda Property, are located in Mexico. As a result, our business, financial condition and results of operations are highly dependent on economic, political, regulatory, security and social conditions in Mexico, and are subject to significant risks inherent in exploration and resource extraction by foreign companies operating in Mexico. Exploration, development, production and closure activities in Mexico are potentially subject to heightened political, economic, regulatory, security and social risks that are beyond our control. These risks include:
•	the possible unilateral cancellation or forced renegotiation of contracts and licenses;
•	unfavorable changes in laws and regulations (including import and export regulations and environmental, social and permitting regulations);
•	royalty and tax increases;
•	claims by governmental entities or local communities (including the imposition of import and export tariffs or duties);
•	expropriation or nationalization of property;
•	political instability;
•	fluctuations in currency exchange rates;
•	trade disputes;
•	high rates of inflation;
•	social and labor unrest, organized crime, hostage taking, terrorism and violent crime;
•	uncertainty regarding the enforceability of contractual rights and judgments; and
•	other risks arising out of foreign governmental sovereignty over areas in which the Sinda Property is located.
Local economic conditions can also increase costs and adversely affect the security of our operations and the availability of skilled workers and supplies. Higher incidences of criminal activity and violence in the area of the Sinda Property could adversely affect our ability to operate in an optimal fashion or at all and may impose greater risks of theft and higher costs, which would adversely affect our results of operations and cash flows. We currently have no insurance against these risks.
The right to export silver-bearing concentrate and other metals may depend on obtaining certain licenses, which could be delayed or denied at the discretion of the relevant regulatory authorities, or meeting certain quotas. Furthermore, the United States has recently instituted or proposed other changes in trade policies that include the negotiation or termination of trade agreements, including free trade agreements, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. It may be time-consuming and expensive for us to alter our operations in order to adapt to or comply with any such changes.
Any of these conditions could lead to lower productivity and higher costs, which would adversely affect our financial performance, financial position and results of operations. Because we do not have material operations outside of Mexico, adverse developments affecting Mexico may have a disproportionately greater impact on us than on companies with more geographically diversified operations. Generally, our operations may be affected to varying degrees by changing government regulations in the United States and/or Mexico with respect to, among other things, restrictions on production, price controls, export controls, currency remittance, importation of products and supplies, income and other taxes, royalties, the repatriation of profits, expropriation of mineral property, foreign investment, maintenance of concessions, licenses, approvals and permits, environmental and social matters, land use, land claims of local communities and workplace safety.
Such developments could require us to curtail or terminate operations at the Sinda Property, incur significant costs to meet newly imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, which could materially and adversely affect our results of operations, cash flows and financial condition. Furthermore, failure to comply strictly with applicable laws, regulations and local practices could result in loss, reduction or expropriation of licenses, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.
We continue to monitor developments and policies in Mexico and assess the impact thereof on our operations; however, such developments cannot be accurately predicted and could have an adverse effect on our business, financial condition and results of operations.
Adverse effects on the economy of the United States or trade between the United States and Mexico could have a negative impact on our business, financial position, operating results, cash flows and prospects.
Economic conditions in Mexico are highly correlated with economic conditions in the United States due to the high degree of economic activity between the two countries, as well as their geographical proximity. Adverse economic conditions in the United States or any related events could have a significant negative effect on the Mexican economy, which could negatively impact our business. Similarly, political events in the United States, including changes in administration and government policies, could also affect the exchange rate between the U.S. dollar and the Mexican peso and the economic conditions in Mexico and the global stock market.
The United States-Mexico-Canada Agreement (the “USMCA”), which replaced the North American Free Trade Agreement, contains provisions requiring periodic review and potential modification, including a scheduled joint review process expected to occur in 2026. If the President of the United States or other governmental authorities take action to withdraw from, materially modify or fail to renew the USMCA or other international trade agreements involving Mexico, then our business, financial condition and results of operations could be adversely affected.
In recent years, the United States has imposed tariffs and other trade measures affecting imports from Mexico and other trading partners, and such measures have at times been modified, suspended or subject to exemptions, including for goods qualifying for preferential treatment under the USMCA. The scope, duration and application of existing trade measures, as well as the potential for additional tariffs, quotas, trade restrictions or retaliatory actions by Mexico or other countries, remain uncertain and could adversely affect our operations.
The future evolution of trade relations between the United States and Mexico is beyond our control and could significantly affect our business and results.
Future U.S. laws and policies governing foreign trade and foreign trade relations could have a negative impact on the Mexican economy by reducing the level of commercial activity between Mexico and the United States or effecting a slowdown in direct U.S. foreign investment in Mexico. Furthermore, the increase or perception of greater economic protectionism in the United States and other countries could potentially lead to lower levels of trade, investment and economic growth, which could have a similar negative impact on the Mexican economy. These economic and political consequences could adversely affect our business, financial position, operating results, cash flows and/or prospects.

We may experience incidents of violence and other criminal activities in Mexico, which could have a material adverse effect on our business.
Certain areas of Mexico have experienced outbreaks of localized violence, threats, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Because substantially all of our operations are located in Mexico, any increase in the level of violence in the country, or a concentration of violence and/or criminal extortion in areas near the Sinda Property, which is located in a rural area near San Miguel de Allende, Guanajuato, could have an adverse effect on our business, financial results and financial condition.
Increased levels of violence and criminal activity have had, and may continue to have, an adverse impact on economic activity throughout Mexico. Moreover, social instability in Mexico or adverse social or political developments in the country could adversely affect our ability to conduct our business, protect our personnel and assets and obtain financing. Violent crime and organized criminal activity may materially increase our security, insurance and operating costs. Because we do not have material operations outside of Mexico, adverse security developments affecting Mexico could have a disproportionately greater impact on us than on companies with more geographically diversified operations. Levels of violent crime in Mexico, over which we have no control, may increase and adversely impact Mexico’s economy and our business.
We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.
Mining companies in Mexico, including ours, need many environmental, construction and mining permits, each of which can be time-consuming and costly to obtain, maintain and renew, and may impose financial assurance requirements. In connection with our current and future operations, we must obtain and maintain certain permits that impose strict conditions, requirements and obligations, including those relating to various environmental, social and health and safety matters.
Our operations are subject to various local legal and regulatory obligations and requirements, including requirements for obtaining permits and licenses. Local regulations, including municipal or local bylaws, zoning restrictions and covenants, may restrict the use of the Sinda Property and may require that approvals be obtained from local authorities or private community organizations. Our operations require environmental and other governmental permits which can be difficult, expensive and time-consuming to obtain and maintain compliance with, and for which review timelines and conditions have become increasingly uncertain.
We believe we have obtained all material permits required for our current surface exploration and infill drilling activities at the Sinda Property and we expect to obtain the final permits required for underground drilling of the Caracol area in the first quarter of 2026. However, we may not obtain the final permits required for underground drilling of the Caracol area within the anticipated timeframe or at all. We will need to maintain all required permits in force, timely file renewal applications and comply with all the obligations established therein. In addition, we have not yet obtained the environmental and construction permits that would be required to construct and operate a mine and commence production on the Sinda Property.
To obtain, maintain in force and renew certain permits, we have been and may in the future be required to conduct environmental and social studies, and make associated presentations to Mexican governmental authorities, pertaining to the potential impact of our current and future operations upon the environment and to take steps to avoid or mitigate those impacts. Permit terms and conditions can impose restrictions on how we conduct our operations and limit our flexibility in developing the Sinda Property. Many of our permits are subject to renewal from time to time, and applications for renewal may be denied or the renewed permits may contain more restrictive conditions than our existing permits, including those governing impacts on the environment. We will be required to obtain new permits to construct and operate any future mine, and the grant of such permits may be subject to an expansive governmental review of our operations. We may not be successful in obtaining such permits, which could prevent us from commencing construction or production or otherwise adversely affect our business. Renewal of existing permits or obtaining new permits may be more difficult if we are not able to comply with terms and conditions of our current permits. Applications for permits, permit area expansions and permit renewals can also be subject to challenge by interested parties in Mexico, which can delay or prevent the issuance of needed permits. The permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies in Mexico, change frequently, which can make it difficult for us to obtain and renew permits and to comply with applicable requirements. Accordingly, permits required for our operations may not be issued, maintained in force or renewed on a timely basis or at all, may be issued or renewed upon conditions that restrict our ability to conduct our operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions, including in connection with any environmental and social impact analyses, could have a material adverse effect on our business, results of operations and financial condition.
In regard to the construction of any mine and the commencement of production from the various vein systems on the Sinda Property, Mexico has adopted laws and guidelines for environmental permitting that are similar to those in effect in the United States and South American countries. We are currently operating under permits regulating exploration activities, including surface disturbance, water use and related activities at the Sinda Property. We will be required to apply for additional environmental and construction authorizations prior to any mine construction or production on the Sinda Property, and there can be no certainty as to whether, or the terms under which, such authorizations will be granted or renewed. Any failure to obtain authorizations and permits, or other authorization or permitting delays or conditions, could have a material adverse effect on our business, results of operations and financial condition.
We are subject to environmental, social and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.
Our Mexican operations are subject to federal, state and local environmental authorities, laws, regulations, Mexican official standards and other technical standards. The distribution of jurisdiction over environmental matters among governmental authorities at the federal, state and municipal levels establishes that those matters which are not expressly reserved to the Mexican federal government fall under the concurrent jurisdiction of the local governments. Pursuant to these environmental laws, the Mexican government has implemented a program to protect the environment by enacting regulations concerning subjects such as planning, ecology, risk and environmental impact assessment, air pollution, natural areas, protected areas, protection of flora and fauna, conservation and rational use of natural resources, pollution (water, soil, air), remediation of soil, reclamation and closure of properties, including tailings and waste storage facilities, groundwater quality and availability, and the handling, storage, transport and disposal of wastes and hazardous materials. Mexican federal authorities, such as SEMARNAT, the Federal Attorney for Environmental Protection (Procuraduría Federal de Protección al Ambiente or PROFEPA), CONAGUA and Mexican state and municipal governments have the authority to initiate civil, administrative and criminal lawsuits against entities that violate applicable environmental laws and may suspend the activities of anyone that fails to comply with such laws.
We anticipate that regulation of our business operations under federal, state and local environmental laws and regulations will increase and become more restrictive over time. We cannot predict the effect, if any, that the adoption of additional or more restrictive environmental laws and regulations may have on our results of operations, cash flows, capital expenditure requirements or financial condition.
Pursuant to such requirements, we may be subject to inspections or reviews by PROFEPA or other governmental authorities, and are subject to financial assurance requirements for reclamation costs and other liabilities. Failure to comply with these environmental requirements may expose us to litigation, fines or other sanctions, including the revocation of permits and suspension of operations. We expect to continue to incur significant capital and other compliance costs related to such requirements. If our noncompliance with such regulations were to result in a release of hazardous materials into the environment, such as soil or groundwater, we could be required to take remediation action, which could be costly. Moreover, noncompliance could subject us to private claims for property damage or personal injury based on exposure to hazardous materials or unsafe working conditions. As described below, even if we are compliant with all such regulations, we could still be subject to liability or private claims for any release of hazardous substances at, under or from the Sinda Property, without regard to fault or the legality of our conduct. In addition, changes in applicable requirements or stricter interpretation of existing requirements may result in costly compliance requirements or otherwise subject us to future liabilities. The occurrence of any of the foregoing, as well as any new environmental, social and health and safety laws and regulations applicable to our business or stricter interpretation or enforcement of existing laws and regulations, could have a material adverse effect on our business, financial condition and results of operations.
We could be liable for any environmental contamination at, under or released from the Sinda Property or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several strict liability for releases or inadequate handling of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. A generator of waste can be held responsible for contamination resulting from the treatment or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. Accordingly, we may be held responsible for more than our share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages.
Our costs, liabilities and obligations relating to environmental, social and health and safety matters could have a material adverse effect on our financial performance, financial position and results of operations.
We may be responsible for violations of anti-corruption and anti-bribery laws.
Our operations are governed by, and involve interactions with, various levels of government in Mexico. As a result, we are required to comply with anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”) and similar laws in Mexico. These laws generally prohibit companies and company employees from engaging in bribery or other prohibited payments to government officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls.
In recent years, the frequency of enforcement and the severity of penalties under such laws have fluctuated across U.S. administrations, and enforcement priorities and policies may continue to change. In June 2025, the U.S. Department of Justice (“DOJ”) issued updated guidance regarding FCPA enforcement priorities and investigative considerations, which emphasizes the exercise of prosecutorial discretion in light of U.S. national security, economic and strategic interests, as well as the circumstances of particular industries and transactions. It is unclear how this guidance may affect our industry as a whole or our business in particular, and it does not limit the applicability of the FCPA or preclude investigations or enforcement actions.
A company may be found liable for violations not only by its employees, but also by its contractors and third-party agents. Our internal procedures and programs may not always be effective in ensuring that we, our employees, contractors, or third-party agents will comply strictly with all such applicable laws, particularly in rural areas of Mexico where corruption and organized criminal activity exist. If we become subject to an enforcement action or are found to be in violation of such laws, this may have a material adverse effect on our reputation and may result in significant penalties or sanctions, which may have a material adverse effect on our cash flows, financial condition or results of operations.
Risks Related to This Offering and Our Common Stock
There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock price in the market may not exceed the offering price.
Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market may become. An active trading market for our common stock may not develop and even if it does develop, may not continue upon the completion of this offering and the market price of our common stock may decline below the initial public offering price. The initial public offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price you pay in this offering.
The market price of our common stock may be volatile, which could result in substantial losses for you.
The initial public offering price for our common stock will be determined through negotiations between us and the representatives of the underwriters. This initial public offering price may vary from the market price of our common stock after this offering. Some of the factors that may cause the market price of our common stock to fluctuate include:
•	a material decrease or adverse change to our Mineral Resources at the Sinda Property;
•	failure to upgrade and/or reclassify Inferred Mineral Resources at the Sinda Property to either Measured Mineral Resources, Indicated Mineral Resources or Mineral Reserves;
•	failure to identify additional Mineral Resources at the Sinda Property;

•	failure to identify Mineral Reserves at the Sinda Property;
•	failure to achieve production at the Sinda Property;
•	any capital expenditure increase associated with any future construction of a mine on the Sinda Property compared with any such forecasted capital expenditure;
•	actual or anticipated changes in the price of silver and base metal by-products;
•	fluctuations in our quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to us;
•	changes in market valuations of similar companies;
•	success or failure of competitor mining companies;
•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•	sales of large blocks of our common stock;
•	announcements by us or our competitors of significant developments, contracts, acquisitions or strategic alliances;
•	public filings by us with securities regulatory authorities;
•	changes in regulatory requirements and the political climate in the United States, Mexico or both;
•	litigation involving our Company, our general industry or both;
•	additions or departures of key personnel;
•	investors’ general perception of us, including any perception of misuse of sensitive information;
•	changes in general economic, industry and market conditions;
•	accidents at mining properties, whether owned by us or otherwise;
•	natural disasters, security incidents, terrorist attacks and acts of war; and
•	our ability to control our costs.
The market price of mining companies has experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. If the market for stocks in our industry, or the stock market in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, financial condition or results of operations. These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.
If any of the foregoing occurs, it could cause our stock price to fall and may expose us to lawsuits that, even if unsuccessful, could be both costly to defend against and a distraction to management.
Our anti-takeover defense provisions may cause our common stock to trade at market prices lower than it might absent such provisions.
Our Board of Directors has the authority to issue blank check preferred stock. Additionally, our Certificate of Incorporation and Bylaws that we will adopt prior to the effectiveness of the registration statement of which this prospectus forms a part will contain several provisions that will apply after Electrum, or any person which is an express assignee or designee of Electrum, ceases to own in the aggregate more than 50% of our outstanding common stock. These provisions may make it more difficult or expensive for a third party to acquire control of us without the approval of our Board of Directors. These include provisions setting forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called, provisions limiting the ability of stockholders to act by written consent and provisions requiring a 66.67% stockholder vote to amend our Certificate of Incorporation and Bylaws. Our Certificate of Incorporation will also provide that Section 203 of the Delaware General Corporation Law (“DGCL”), which relates to business combinations with interested stockholders, will not apply to us until such time as Electrum ceases to own more than 50% of our outstanding common stock, after which time we will be governed by those provisions. These provisions may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock. In addition, these provisions may cause our common stock to trade at a market price lower than it might absent such provisions.
You will suffer immediate and substantial dilution as a result of this offering.
The initial public offering price per share of our common stock is substantially higher than our net tangible book value per share immediately after this offering. As a result, if you purchase shares in this offering, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities, and any additional financing in the future may cause further dilution to our existing stockholders and there can be no assurance that any future additional financing will be on terms that are favorable to us or our stockholders. At an offering price of $    per share, which is the midpoint of the offering price range set forth on the front cover of this prospectus, new investors in this offering will incur immediate and substantial dilution of your investment in the amount of $    per share. See “Dilution.”
Future sales of our common stock after the lock-up period has expired, or the perception that such sales may occur, could depress our common stock price.
After this offering, we will have     shares of common stock outstanding (or    shares of common stock outstanding if the underwriters exercise their option to purchase additional shares of our common stock from us in full). This includes the     shares of common stock being sold in this offering, which may generally be resold in the public market immediately after this offering. We expect that the remaining shares of common stock, representing    % of our total outstanding shares of common stock following this offering, will become available for resale in the public market as set forth under the heading “Shares Eligible for Future Sale.”
All of our directors and executive officers, and the holders of substantially all of our outstanding common stock have agreed that, subject to certain exceptions, they will not, during the lock-up period described under “Shares Eligible for Future Sale—Lock-Up Agreements,” without the prior written consent of Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc. on behalf of the underwriters, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock.
Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc. may, without notice, release all or any portion of the common stock subject to lock-up agreements. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. We will also enter into a registration rights agreement with holders of substantially all of our outstanding common stock in connection with this offering. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” These factors could also make it more difficult for us to raise additional funds through future offerings of our common stock or other securities.
We have previously completed private placements at a price per share which may be lower than the market price of our common stock. Accordingly, our stockholders may have an investment profit that they may seek to liquidate.
In addition, immediately following this offering, we intend to file a registration statement registering under the United States Securities Act of 1933, as amended (the “Securities Act”), the shares of common stock reserved for issuance in respect of incentive awards to our directors and certain of our employees under the 2020 Long Term Incentive Plan. This would result in approximately    shares of common stock underlying such awards becoming available for resale in the public markets, subject to any applicable lock-up agreements.
We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.
We have never declared or paid any cash dividend on our capital stock. We do not intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to retain all future earnings, if any, to finance our business. The payment of any future dividends, if any, will be determined by our Board of Directors in light of conditions then existing, including our earnings, financial condition and capital requirements, business conditions, corporate law requirements and other factors. See “Dividend Policy.”

Electrum will continue to have substantial control over us after this offering, which could delay or prevent a change of corporate control or result in the entrenchment of management and/or our Board of Directors.
Upon completion of this offering, Electrum will beneficially own approximately    % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). As long as Electrum beneficially owns a majority of the voting power of our outstanding shares of common stock, Electrum will generally be able to control the outcome of matters submitted to our stockholders for approval, including the election of directors, without the approval of our other stockholders.
Additionally, following the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering, we will enter into a stockholders’ agreement with Electrum (the “Stockholders’ Agreement”) pursuant to which Electrum will have the right to nominate certain members of our Board of Directors. The Stockholders’ Agreement will also provide that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, we must obtain Electrum’s approval prior to engaging in certain actions. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.” As a result, Electrum will have the ability to control the direction of our business and the concentrated ownership of our common stock may prevent you and other stockholders from influencing significant decisions.
The concentrated ownership of our common stock, together with the Stockholders’ Agreement, may harm the market price of our common stock by, among other things:
•	delaying or preventing a change of control, even at a per share price that is in excess of the then-current price of our common stock;
•	impeding a merger, consolidation, takeover or other business combination involving us, even at a per share price that is in excess of the then-current price of our common stock; or
•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, even at a per share price that is in excess of the then current price of our common stock.
As long as Electrum owns a majority of our common stock, we may rely on certain exemptions from the corporate governance requirements of the NYSE available to “controlled companies.”
Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance requirements of the NYSE because Electrum will continue to own more than 50% of our outstanding common stock. As a controlled company, we will be exempt from certain corporate governance requirements, including requirements that a majority of our Board of Directors consist of independent directors and having a compensation committee and a nominating and corporate governance committee that is composed entirely of independent directors. Notwithstanding the foregoing, we do not intend to take advantage of this exemption, and we currently expect that our Board of Directors and Compensation Committee will meet the director independence requirements under the NYSE corporate governance requirements applicable to a company that is not a “controlled company.” If in the future we elect to rely on “controlled company” exemptions, you may not have certain of the protections afforded to stockholders of companies that are required to comply with all of the corporate governance requirements of the NYSE.
We have in the past entered into, and may in the future enter into, transactions with related parties and such transactions present possible conflicts of interest.
We have in the past entered into, and may in the future enter into, transactions with related parties and such transactions present possible conflicts of interest. Electrum, or other related parties, may have interests in such transactions that do not align with the interests of our stockholders. We may have been able to achieve more favorable terms, including as to value and other key terms, if such transaction had not been with a related party.
We may in the future enter into transactions with entities in which our Board of Directors and other related parties hold ownership interests. Material transactions with related parties, if any, will be reviewed and approved by our Audit Committee, which is comprised solely of independent directors. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties and, in such case, these transactions, individually or in the aggregate, may have an adverse effect on our business, financial position and results of operations.
Our Certificate of Incorporation and Stockholders’ Agreement will contain a provision renouncing our interest and expectancy in certain corporate opportunities.
Our Certificate of Incorporation will provide that we renounce any interest or expectancy in the business opportunities of Electrum and of our directors who are affiliated with Electrum and that neither Electrum nor our directors affiliated with Electrum have any obligation to offer us those opportunities. Electrum and any of our directors who are affiliated with Electrum may carry out and engage, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate, including any mining business. As a result, certain acquisitions or other opportunities that may be complementary to our business may not be available to us. If attractive corporate opportunities are allocated by Electrum to itself or its subsidiaries or affiliates instead of to us, it could have a material adverse effect on our financial performance, financial position and results of operations.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”
Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the Securities and Exchange Commission (the “SEC”). Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and results of operations.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve the effectiveness of our disclosure controls and procedures and internal controls over financial reporting to meet this standard, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join us and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could adversely affect our business and operating results.
As an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain temporary exemptions from various reporting requirements, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. When these exemptions cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.
We will remain an “emerging growth company” until the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.235 billion or more; (ii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iii) the date on which we are deemed to be a “large accelerated filer,” which will occur as of the end of any fiscal year in which we (x) have an aggregate market value of our common stock held by non-affiliates of $700 million or more as of the last business day of our most recently completed second fiscal quarter, (y) have been required to file annual and quarterly reports under the Exchange Act, for a period of at least 12 months and (z) have filed at least one annual report pursuant to the Exchange Act.
We also expect that being a public company and complying with these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting. We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2024, we identified material weaknesses in our internal control over financial reporting related primarily to (i) insufficient entity-level controls to maintain a control environment, risk assessment process and monitoring controls and activities to ascertain whether the components of internal control are present and functioning and (ii) insufficient design and implementation of information technology controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, when there is a reasonable possibility that a material misstatement in the financial statements will not be prevented or detected on a timely basis.
During 2025, we began implementing remedial measures designed to address these material weaknesses, including enhancements to our financial reporting processes, the addition of qualified accounting and finance personnel, improvements in segregation of duties and the formalization and documentation of control activities and review procedures. However, these measures or measures we may take in the future may not fully remediate these material weaknesses in our internal control over financial reporting or prevent additional material weaknesses or significant deficiencies in the future. Additionally, certain elements of our remediation plan must operate for a sufficient period before management can conclude that the controls are operating effectively.
Although we believe the material weaknesses identified in connection with the preparation of our consolidated financial statements for the year ended December 31, 2024 did not result in any material misstatement of our consolidated financial statements for the year ended December 31, 2024 and we have begun implementing remedial measures designed to address these material weaknesses, we may identify additional control deficiencies in the future. If we are unable to maintain effective internal control over financial reporting, or if any future material weaknesses are identified and not remediated timely, our ability to accurately report our financial results and maintain investor confidence could be adversely affected.
We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal controls over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal controls over financial reporting and may need to include as well a statement that our independent registered public accounting firm has issued an opinion on our internal controls over financial reporting.
If we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.
We will be required to disclose changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. We will remain an “emerging growth company” for up to five years, although if the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following January 1. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” which would allow us to take advantage of many of the same exemptions from disclosure requirements including reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements. We would also be exempt from the requirement to obtain an external audit on the effectiveness of internal control over financial reporting provided in Section 404(b) of the Sarbanes-Oxley Act. These exemptions and reduced disclosures in our SEC filings due to our status as a smaller reporting company mean our auditors do not review our internal control over financial reporting and may make it harder for investors to analyze our results of operations and financial prospects. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock prices may be more volatile.
Our Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States are the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•	any derivative action or proceeding brought on our behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against us arising under the Delaware General Corporation Law; and
•	any action asserting a claim against us that is governed by the internal affairs doctrine.
The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Our Certificate of Incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Our Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We currently intend to use the net proceeds from this offering in the manner described in “Use of Proceeds.” However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As such, we may use net proceeds of this offering in ways our Board of Directors and management believe would be in our best interest, but that an investor may not consider desirable or advisable. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. Our failure to apply these funds effectively could result in financial losses that could harm our business, cause the market price of our stock to decline and delay the development of our operations. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.
The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our Company. If no or too few securities or industry analysts commence coverage of our Company, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. In addition, if our operating results fail to meet the forecast of analysts, the price of our common stock would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains “forward-looking statements.” Those statements include, but are not limited to, statements with respect to further exploration and production of the Sinda Property, including estimated calculations of Mineral Resources and Exploration Targets at our properties, our business strategy, general and administrative expenses, the completion of the Redomiciliation, payment of any NSR Royalty, production and sale of concentrates, future strategic infrastructure development at the Sinda Property, expected cost structure, estimates of tax liabilities, our prospects, plans and objectives, industry trends, treatment under applicable government regimes for permitting or attaining approvals, reclamation expenses, government regulation, environmental risks, title disputes or claims, expected actions of third parties, limitations of insurance coverage, our requirements for additional capital and our anticipated uses of the net proceeds from this offering. These statements may be under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business—Silver Industry Overview,” “Business” and in other sections of this prospectus. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “could,” “would,” “achieve,” “budget,” “scheduled,” “forecasts,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our industry.
All forward-looking statements speak only as of the date on which they are made. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions concerning future events that are difficult to predict. Therefore, actual future events or results may differ materially from these statements. We believe that the factors that could cause our actual results to differ materially from those expressed or implied by forward-looking statements include the following:
•	our dependence on our ability to obtain suitable financing in order to continue the exploration, permitting, development and construction of the Sinda Property and to continue as a going concern;
•	our history of negative operating cash flows and net losses and the lack of assurance that we will achieve or sustain profitability;
•	our dependence on the Sinda Property for our future operating revenues;
•	Mineral Resource and Exploration Target statements at the Sinda Property are only estimates;
•	actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated;
•	the title to, or relevant rights on, the five contiguous mining concessions underpinning the Sinda Property may be challenged or impaired;
•	our rights to access the surface of the five mining concessions underpinning the Sinda Property, and to explore and exploit the El Milagro Concession, could be limited, impaired or terminated;
•	the need for additional financing in the future to develop the Sinda Property;
•	inflation, restrictive exchange control policies and fluctuations in the exchange rate of the Mexican peso to the U.S. dollar;
•	our reliance on third-party contractors;
•	changes in the prices of and further demand for silver and gold;
•	claims and legal proceedings against us;
•	significant risk and hazards associated with mining operations;
•	our dependence on developing and maintaining relationships with local communities and stakeholders;
•	the requirements that we obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process;
•	heightened and evolving environmental restrictions on activities in the Presa Neutla Natural Protected Area;
•	the risk of failing to reach or maintain agreements for the use of lands with local communities and risks of civil disobedience;

•	macroeconomic conditions, including inflation, interest rates and disruptions to global trade, including trade between the United States and Mexico;
•	our exposure to material costs, liabilities and obligations as a result of environmental laws and regulations and permits, including in connection with water treatment and tailings management;
•	political, economic or other conditions in Mexico;
•
the impacts of changes in the legal and regulatory environment in which we operate, including relating to state, regional, national, domestic and foreign laws, such as amendments to the Federal Rights Law (Ley Federal de Derechos) and change in Mexican environmental and water laws and regulations; and

•	climate strategy and expectations regarding greenhouse gas emission targets and related operating costs and capital expenditures.
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements included in this prospectus. These risks and uncertainties, as well as other risks of which we are not aware or which we currently do not believe to be material, may cause our actual future results to be materially different than those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We do not undertake any obligation to make any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. Certain forward-looking statements are based on assumptions, qualifications and procedures which are set out only in the Sinda Technical Report Summary. For a complete description of assumptions, qualifications and procedures associated with such information, refer to the full text of the Sinda Technical Report Summary.

USE OF PROCEEDS
We estimate the net proceeds to us from this offering will be approximately $   million, or approximately $   million if the underwriters exercise their option to purchase additional shares of our common stock from us in full, assuming an initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by $   million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to allocate the net proceeds as follows:

In millions
Surface exploration and infill drilling	$
Underground exploration and infill drilling and associated underground development
Engineering and technical studies
Working capital and general corporate purposes
Total net proceeds	$

We currently intend to use the net proceeds from this offering in the manner described above. However, our Board of Directors and management will retain broad discretion in the application, and timing of the application, of the net proceeds from this offering and could spend the net proceeds in ways that do not improve our results of operations or enhance the value of our common stock. As a result, investors will be relying on the judgment of our Board of Directors and management for the application of the net proceeds from this offering. There can be no assurance regarding the results and the effectiveness of our use of the net proceeds from this offering. See “Risk Factors—Risks Related to This Offering and Our Common Stock—We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.” In addition, we have a history of negative operating cash flows and net losses and may continue to have negative operating cash flows and net losses in the future. As a result, we may use the net proceeds from this offering to fund our continuing operations. See “Risk Factors—Risks Related to Our Business and Industry—We have historically experienced negative operating cash flow from operating activities.” Pending the use of the proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest-bearing, investment-grade securities or short-term deposits. We cannot predict whether the proceeds invested will yield a favorable return.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital stock. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business.
We are a holding company and have no material assets other than our ownership of our subsidiaries, and as a consequence, our ability to declare and pay dividends to our stockholders will be subject to the ability of our subsidiaries to provide distributions to us. If our subsidiaries make distributions to us in any given year, the portion, if any, to be paid as dividends to our stockholders will be made by our Board of Directors. Any determination by our Board of Directors to pay dividends to holders of our common stock in the future will depend upon such factors as our earnings levels, capital requirements, requirements under the DGCL, the terms of any debt agreements we or our subsidiaries may enter into and other factors as our Board of Directors deems relevant.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2025:
•	on an actual basis; and
•
on an as adjusted basis to give effect to the issuance and sale of     shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise stated, all dollar amounts expressed below are in thousands, except for per share amounts.

As of December 31, 2025
	Actual	As Adjusted(1)
(in thousands)
Cash and cash equivalents	$	$
Shareholders’ equity
Ordinary shares, $0.0001 par value: shares authorized; shares issued and outstanding, actual; shares authorized; shares issued and outstanding, as adjusted
Class A ordinary shares, $0.0001 par value: shares authorized; shares issued and outstanding, actual; shares authorized; shares issued and outstanding, as adjusted
Additional paid in capital
Accumulated deficit
Total shareholders’ equity
Total capitalization	$	$

(1)
The as adjusted information is illustrative only and will change based on the actual initial public offering price. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted cash and cash equivalents, total stockholders’ equity and total capitalization by $   million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) as adjusted cash and cash equivalents, total stockholders’ equity and total capitalization by $   million, assuming the assumed initial public offering price remains the same.

DILUTION
Our consolidated net tangible book value as of December 31, 2025 was $   million or $   per share of common stock. Consolidated net tangible book value per share represents consolidated tangible assets, less consolidated liabilities, divided by the aggregate number of shares of common stock outstanding.
After giving effect to the issuance and sale of     shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted consolidated net tangible book value as of December 31, 2025 was $   million or $   per share of common stock. As adjusted consolidated net tangible book value per share represents as adjusted consolidated tangible assets, less as adjusted consolidated liabilities, divided by the aggregate number of shares of common stock outstanding after giving effect to the as adjusted adjustments described in this paragraph.
Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the as adjusted consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$
Consolidated net tangible book value per share as of December 31, 2025	$
Increase in consolidated net tangible book value per share attributable to as adjusted adjustments
As adjusted consolidated net tangible book value per share as of December 31, 2025
Dilution per share to new investors		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) as adjusted consolidated net tangible book value per share by $   per share and dilution per share to new investors purchasing shares in this offering by $   per share, in each case assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A 1,000,000 share increase (decrease) in the number of shares of common stock offered by us would increase (decrease) as adjusted consolidated net tangible book value per share by $   per share and dilution per share to new investors purchasing shares in this offering by $   per share, in each case assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their option to purchase additional shares of our common stock from us in full, our as adjusted consolidated net tangible book value per share would be $  , and the dilution per share to new investors purchasing shares in this offering would be $  .
The following table sets forth, as of December 31, 2025, after giving effect to the Redomiciliation and the issuance and sale of      shares of common stock in this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering, at the assumed initial public offering price of $   per share, which is the midpoint of the range set forth on the cover page of this prospectus:

	Shares Purchased		Total Consideration
	Number	Percent	Amount (in thousands)	Percent	Average Price Per Share
Existing stockholders		%	$	%	$
New investors
Total			$

If the underwriters exercise their option to purchase additional shares of our common stock from us in full, the number of shares of common stock held by existing stockholders would decrease to    % of the total number of shares of common stock outstanding after this offering, and the number of shares of common stock held by new investors would increase to    % of the total number of shares of common stock outstanding after this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. These forward-looking statements involve risks and uncertainties. You should review “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by these forward-looking statements.
Overview
We hold title to, or have exploration and exploitation rights on, five contiguous mining concessions covering a large-scale, high-grade, silver-gold greenfield discovery located in the historic Guanajuato epithermal silver belt of Mexico that we believe has the potential to be a globally significant mining operation. According to the Sinda Technical Report Summary, as of November 24, 2025, the Project boasts an estimated 369 million silver-equivalent ounces of Inferred Mineral Resources and approximately 16 million silver-equivalent ounces of Indicated Mineral Resources, placing it among the top notable underground primary silver assets in Latin America. The Mineral Resource estimate for the Project is based on an estimated average resource grade of 388 silver-equivalent grams per tonne of mineralized material for Inferred Mineral Resources and 692 silver-equivalent grams per tonne of mineralized material for Indicated Mineral Resources.
Components of Results of Operations
Exploration Expenses
We conduct exploration activities under mining concessions in Mexico. Our exploration expenses primarily consist of drilling costs, assay costs and other geological and support costs at the Sinda Property.
General and Administrative Expenses
Our general and administrative expenses consist of salaries and benefits, share-based compensation, professional and consultant fees, management services expense, expenses with related parties, insurance and other general administration costs. Our general and administrative expenses are expected to increase significantly as we prepare to operate as a public company. We expect higher costs related to salaries, benefits, share-based compensation, legal fees, compliance and corporate governance, accounting and audit expenses, stock exchange listing fees, transfer agent and other stockholder-related fees, directors’ and officers’ and other insurance costs, and other administrative costs.
Income Taxes
Income taxes consist of estimated income taxes in jurisdictions in which we operate, adjusted for allowable credits, deductions, loss carryforwards, foreign tax credits and the valuation allowance against deferred tax assets. The Company and Sinda LLC, its U.S. subsidiary, are not currently required to file tax returns in the United States and have no income tax expense. Following the Redomiciliation, we will be required to file and pay taxes in the United States. Our Mexican subsidiaries, SNDA Holdings, S. de R.L. de C.V. and SNDA Exploración, file tax returns in Mexico.

Results of Operations
The following table presents certain information relating to our operating results for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
	(in thousands, except for share and per share amounts)
Operating Expenses:
Exploration expenses		$$2,615
General and administrative expenses (including expenses with related parties)		7,396
Total operating expenses		10,010
Other income (expense), net:
Interest expense with related parties		(517)
Interest income		38
Foreign exchange loss, net		(247)
Other income		0
Total other (expense) income, net		(726)
Net loss before income taxes		(10,736)
Income tax		—
Net loss	$	$(10,736)
Loss per share, basic and diluted	$	$(0.09)
Weighted average shares outstanding, basic and diluted		119,280,248

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024
For the year ended December 31, 2025, we experienced a net loss of $     compared to a net loss of $10.7 million for the year ended December 31, 2024. The $     in net loss was primarily attributable to the following:
•	Exploration expense by % to $ for the year ended December 31, 2025, compared to $2.6 million for the year ended December 31, 2024, primarily due to .
•
General and administrative expense (including expenses with related parties)     by   % to $     for the year ended December 31, 2025, compared to $7.4 million for the year ended December 31, 2024, primarily due to     .

•	Total other expense by % to $ for the year ended December 31, 2025, compared to $0.7 million for the year ended December 31, 2024, primarily due to .
Liquidity and Capital Resources
As of December 31, 2025, we had cash and cash equivalents of $     and working capital of $     compared to cash and cash equivalents of $1.0 million and working capital of nil as of December 31, 2024. The      in cash and cash equivalents and working capital was primarily due to     .
As of December 31, 2025 and December 31, 2024, our related-party debt was $    and $0.3 million, respectively.
Based on our planned use of the net proceeds of this offering and our currently available resources, including existing cash and cash equivalents, we estimate that upon the completion of this offering, we will have sufficient cash and resources to fund our projected operating expenses and capital expenditures for at least the next 12 months.
We expect that we will require additional funds at a later date to support our operations. Depending upon the circumstances, these additional funds may be in the form of equity, various forms of debt, or a combination of debt and equity. There can be no assurance that additional funds will be available to us on acceptable terms, or at all. We manage liquidity risk through the management of our capital structure.

Term Loans and Private Placement Transaction
On May 14, 2024, we entered into a term loan agreement (the “May 2024 Term Loan”) with Electrum Strategic Opportunities Fund II, L.P. (“ESOF II”) for an aggregate principal amount of $6.0 million, bearing interest at a rate of 12.00% per annum. On November 1, 2024, we entered into a term loan agreement (the “November 2024 Term Loan”) with Electrum Global Holdings, L.P. (“EGH”) for an aggregate principal amount of $6.0 million, bearing interest at a rate of 12.00% per annum. On May 1, 2025, we entered into a term loan agreement (the “May 2025 Term Loan”) with EGH for an aggregate principal amount of $20.0 million, bearing interest at a rate of 12.00% per annum.
On November 15, 2025, we entered into purchase agreements with EGH and ESOF II pursuant to which, among other things, EGH and ESOF II agreed to purchase an aggregate of 6,660,132 shares of our common stock at a purchase price of $4.90 per share for an aggregate purchase price of approximately $32.6 million (the “Initial Closing Amount”). A portion of the Initial Closing Amount was used to cancel all outstanding amounts (totaling approximately $22.6 million, including principal and accrued but unpaid interest) under the May 2024 Term Loan, the November 2024 Term Loan and the May 2025 Term Loan.
On November 15, 2025, EGH also committed to purchase additional shares of our common stock at a purchase price of $4.90 per share prior to April 1, 2026 in an amount that, together with the Initial Closing Amount and any amounts received by us from qualified purchasers other than EGH during such time period, would result in total proceeds to us of $47.6 million.
Cash Flows
The following table presents our sources and uses of cash for the periods indicated:

	Year Ended December 31,
	2025	2024
	(in thousands)
Net cash provided by (used in):
Operating activities	$	$(7,804)
Investing activities		(5)
Financing activities		7,550
Total change in cash		(259)

Net cash used in operating activities primarily consists of geological and labor costs and significant general and administrative expenses, including, among others, professional fees and payroll. Net cash used in operating activities was $    for the year ended December 31, 2025 and $7.8 million for the year ended December 31, 2024.
Net cash used in investing activities was $    for the year ended December 31, 2025 and nil for the year ended December 31, 2024.
Net cash provided by financing activities was $    for the year ended December 31, 2025, primarily due to     . Net cash provided by financing activities was $7.6 million for the year ended December 31, 2024, primarily due to proceeds from convertible long-term debt with related parties, including, among others, $6.0 million under the May 2024 Term Loan and $1.6 million under the November 2024 Term Loan.
Contractual Obligations
As of December 31, 2025, we had the following contractual obligations:

Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Reclamation and remediation obligations	$	$	$	$	$
Mineral leases, concessions and agreements obligations
Total contractual obligations	$	$	$	$	$

Off Balance Sheet Arrangements
We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our stockholders.
Critical Accounting Estimates
Listed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability or expense that is being reported.
Income Taxes
We recognize the expected future tax benefit from deferred tax assets when the tax benefit is considered to be more likely than not of being realized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows and the application of existing tax laws in Mexico. To the extent that future cash flows and taxable income differ significantly from estimates, our ability to realize deferred tax assets recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which we operate could limit our ability to obtain the future tax benefits represented by our deferred tax assets recorded at the reporting date.
Our properties involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state and foreign tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues, if any, in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If an estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.
VAT Receivable
In Mexico, value added taxes (“VAT”) are charged on purchases of materials and services and sales of products. Businesses are generally entitled to recover the VAT they have paid related to purchases of materials and services, either as a refund or as a credit against future VAT payable. Likewise, businesses collect VAT from their customers as they sell a product or service.
Amounts recognized as VAT receivable in our audited consolidated financial statements included elsewhere in this prospectus represent the net estimated VAT tax receivable. Even though we are entitled to recover the VAT receivable under current tax law, there are risks that the laws and regulations may change in the future which could decrease the amount collectable or increase the costs to collect. The risk is also related to the tax authority’s interpretations that could result in the non-refund of VAT (materiality considerations).
The VAT refund process in Mexico requires a significant amount of information and follow-up with the tax authorities; the timing of collection of VAT receivables is uncertain. The allowance for uncollectible VAT receivable balance amounts to $6.5 million as of December 31, 2024. This estimate is based on the VAT amounts that were initially denied by the tax authority for the years 2015 through 2021. We continue to estimate, based on historical patterns, that the tax authority will continue rejecting a percentage of our refund requests.
Jumpstart Our Business Startups Act of 2012
The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for public companies that are not emerging growth companies.

Quantitative and Qualitative Disclosures About Market Risk
Commodity Price Risk
We intend to engage in the production of concentrates containing silver and gold at the Sinda Property. Accordingly, we expect the principal source of future revenue to be the sale of concentrates containing silver, and to a lesser extent, gold. A significant and sustained decrease in the price of these metals from current levels could have a material and negative impact on our business, financial condition and results of operations.
Foreign Currency Risk
Although we report our financial statements in U.S. dollars, labor costs and purchases of operating supplies and capital assets by our wholly owned Mexican subsidiaries are denominated in Mexican pesos. As a result, any significant and sustained appreciation of the Mexican peso against the U.S. dollar may materially increase the costs of our operations.
Bank Counterparty Risk
We have placed nearly all of our cash investments with a single, high-quality financial institution. All cash equivalents are invested in high-quality, short-term money market instruments, including government securities, bankers’ acceptances, bank notes, certificates of deposit, commercial paper and repurchase agreements of domestic and foreign issuers. At no time have we had funds invested in asset-backed commercial paper. We have not experienced any losses on our cash investments.

BUSINESS
The Company
We hold title to, or have exploration and exploitation rights on, five contiguous mining concessions covering a large-scale, high-grade, silver-gold greenfield discovery located in the historic Guanajuato epithermal silver belt of Mexico that we believe has the potential to be a globally significant mining operation. According to the Sinda Technical Report Summary, as of November 24, 2025, the Project boasts an estimated 369 million silver-equivalent ounces of Inferred Mineral Resources and approximately 16 million silver-equivalent ounces of Indicated Mineral Resources, placing it among the top notable underground primary silver assets in Latin America. Further, the Mineral Resource estimate is based on drilling and study of only 38% of the veins identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025. According to the Sinda Technical Report Summary, the same 38% of identified veins contain Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) that have not been classified as Mineral Resources due to insufficient drilling and data.
If the Exploration Targets from these 38% of identified veins were fully converted to Mineral Resources, we estimate the Mineral Resource at the Sinda Property would rank among the top two notable underground primary silver assets in Latin America. It is also noteworthy that the remaining 62% of identified veins at the Sinda Property have not yet been drilled sufficiently to indicate whether they contain definable Exploration Targets or Mineral Resources. Based on consistent surface mapping and fact-based regional geology, we believe that there is significant potential for Mineral Resource discovery and conversion from these 62% of identified veins at the Sinda Property. The ranges of potential tonnage and grade of the Exploration Targets are conceptual in nature. There has been insufficient exploration of the relevant property to estimate a Mineral Resource with respect to these Exploration Targets. It is uncertain if further exploration will result in the estimation of a Mineral Resource. The Exploration Targets therefore do not represent, and should not be construed to be, an estimate of a Mineral Resource or Mineral Reserve. Exploration Targets could change as the proposed exploration activities are completed.
The Mineral Resource estimate for the Project is based on an estimated average resource grade of 388 silver-equivalent grams per tonne of mineralized material for Inferred Mineral Resources and 692 silver-equivalent grams per tonne of mineralized material for Indicated Mineral Resources. This positions the silver-equivalent resource grade profile of the Sinda Property among the highest of notable underground primary silver assets in Latin America. Given the Sinda Property’s Mineral Resource estimate and grades, we believe the Project can become a globally significant underground mining operation, producing silver and gold for decades.
The Sinda Property is located approximately 22 miles (35 kilometers) from the colonial city of San Miguel Allende in the Mexican state of Guanajuato, approximately 180 miles (290 kilometers) northwest of Mexico City and 28 miles (45 kilometers) southeast of the Guanajuato Mining District, in close proximity to several of the world’s largest and historically most productive silver deposits and mines. The location of the Sinda Property provides access to existing regional infrastructure and an established labor force to support current and future exploration and mining activities. As the world’s top silver mining jurisdiction, Mexico accounted for approximately 25% of all global mined silver production in 2024. Recent policy shifts in Mexico have reignited investment and exploration, and we expect that this will provide a positive backdrop for our exploration and development plans.
Large primary silver assets are rare, with only 28% of global mined supply coming from primary silver mines in 2024. Additionally, the universe of primary silver companies is small, creating a scarcity of options for investors seeking silver exposure, which has been exacerbated by recent consolidation among public silver mining companies. Our strategy for the Sinda Property is to develop the identified Mineral Resources and progress the Project towards commercial production while concurrently developing additional Exploration Targets and exploring for new discoveries.

Principal Asset
The Sinda Property currently spans approximately 6,232 contiguous hectares in the most prolific area of Mexico’s world-famous epithermal silver belt – home to several iconic silver mines, several of which have produced over 1 billion ounces of silver.

The Sinda Property’s Mineral Resources are comprised of multiple low-sulfidation epithermal vein systems with high-grade silver and gold mineralization. We estimate the combined strike length of vein systems that have been identified within the Sinda Property to be approximately 113 miles (182 kilometers). Despite a long history of mining in this region, the primary mineralization at the Sinda Property went undiscovered until 2016, when exploration activities found evidence of significant metals at depth, despite an apparent lack of mineralization near the surface.
Following detailed surface mapping and rock chip sampling programs in 2016, the Sinda Property was drilled to target high-grade silver and gold mineralization hosted in the epithermal veins. From 2017 through January 11, 2023, we have drilled a total of 229,843 meters from 216 drill holes at the Sinda Property. Select intercepts include:
•	hole CECA-18-001 (Caracol area, Dolores vein system), including 4.53 meters with an average resource grade of 8,500 silver-equivalent grams per tonne of mineralized material;
•	hole CEMO-19-003 (Caracol area, Morita vein system), including 2.92 meters with an average resource grade of 2,548 silver-equivalent grams per tonne of mineralized material;
•	hole CEAG-19-012 (Agaves area, Agaves vein system), including 3.64 meters with an average resource grade of 2,010 silver-equivalent grams per tonne of mineralized material; and
•	hole CETA-22-040 (Caracol area, Lara vein system), including 4.45 meters with an average resource grade of 3,580 silver-equivalent grams per tonne of mineralized material.

Several third-party Mineral Resource estimates were completed between 2021 and 2024, and the Mineral Resource estimate contained in the Sinda Technical Report Summary incorporates the majority of drilling at the Sinda Property (except for the recent infill and exploration drilling activities described under “Prospectus Summary—Recent Developments and Near-Term Exploration Plan”).

Regional Geology Sinda Vein System Is Interpreted to be a Southeast Extension of the Guanajuato System 28 Miles (45 Kilometers) Away	Illustration of Sinda Geological Theory Overlooked Deposit Due to Depth: Ore Horizon Between 250-450 and 500-900 Meters

Two distinct primary areas have been discovered and delineated so far within the Sinda Property: the Caracol area and the Agaves area.
The Caracol area is located within the northwest area of the Sinda Property, and consists of five vein systems identified as of November 24, 2025: Dolores, Morita, Santiago, Lara and Adriana. The Caracol area hosts approximately 70% of the Sinda Property’s estimated Inferred Mineral Resources, with approximately 257 million silver-equivalent ounces of Inferred Mineral Resources at an average resource grade of 410 silver-equivalent grams per tonne of mineralized material. It also hosts 100% of the Sinda Property’s Indicated Mineral Resources, with approximately 16 million silver-equivalent ounces of Indicated Mineral Resources at an average resource grade of 692 silver-equivalent grams per tonne of mineralized material.
The Agaves area, which consists of the Agaves vein system, is located approximately 3 miles (5 kilometers) southeast of the Caracol area, and currently represents approximately 30% of the Sinda Property’s estimated Inferred Mineral Resources, containing 112 million silver-equivalent ounces at an average resource grade of 341 silver-equivalent grams per tonne of mineralized material.
The Sinda Property’s deposits are typically low-sulfidation epithermal vein systems with high-grade silver and gold mineralization. As of November 24, 2025, 135 individual veins have been identified at the Sinda Property, totaling 113 miles (182 kilometers) in strike length. The Sinda Property is considered to be an extension of the Guanajuato Trend, which hosts silver-rich, polymetallic mines exploiting epithermal veins.
The Sinda Property displays strong vertical zoning, a feature common to many epithermal districts, with the most consistently mineralized interval, the Favorable Interval (Buchanan, 1981), topping out approximately 1,310 feet (450 meters) below the surface and extending down-dip for 820 to 1,310 feet (250 to 450 meters). Above the Favorable Interval, the veins are generally thinner. Veins that carry potentially mineable mineralization at depth are wider and often reach “bonanza” grades over shorter intervals. In the Favorable Interval at the Sinda Property, silica (mostly in the form of micro-crystalline quartz) becomes more dominant, and precious metal grades are elevated.
According to SRK, for every vein that has been mapped at surface, drilling has consistently intersected multiple subparallel “blind” veins that do not crop out. On average, about four blind veins accompany each mapped vein, suggesting roughly five distinct structures per surface vein. Importantly, about half of these blind veins carry mineralization above potential mining cut-off grades with at least 2-meter true thickness, suggesting discovery upside beyond what surface mapping indicates.

The map below indicates the geographic location and boundaries of the Sinda Property, illustrating the extent of the approximately 1,610 hectares of the Sinda Property that have been explored (representing approximately 26% of the total land package (in green)), and the remaining approximately 4,622 hectares of the Sinda Property that have yet to be fully explored (representing approximately 74% of the total land package (in pink)).

Additionally, the map below indicates the location and strike and length of the veins that have been identified and drilled (in red) (representing approximately 38% of the total identified veins), as well as the remaining veins that have been identified but not yet fully drilled (in black) (representing approximately 62% of the total identified veins).

SINDA CLAIMS
VEINS NOT DRILLED
VEINS DRILLED
MORITA
DOLORES
LARA
DON DIEGO
AGAVES
DOMO
AGAVES NE
SARA
ZOEY

Finally, the map below illustrates the estimated geographic expanse of the Caracol area (in blue) and the Agaves area (in green).
Illustration of Caracol Area and Agaves Area

300000
303000
306000
ADRIANA
NORITA
CARACOL
LARA
DON DIEGO
AGAVES NORTH
ROSILLO
DOMO
SARA
CENTENO
SW TARGETS
AGAVES SOUTH
SRK RESOURCE
CARACOL RESOURCE
AGAVES RESOURCE
VEINS
Drilled
Not drilled
0
500
1,000 m
Sinda.

The Sinda Technical Report Summary quantifies Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) based on veins that have not been classified within the Mineral Resource estimate due to insufficient drilling and data. The Sinda Property’s defined estimated Mineral Resources and Exploration Targets are based on drilling and study of only 38% of the veins that have been identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025.
We believe there is additional upside potential within this 38% of identified veins through closer-spaced infill drilling, as well as further upside potential from continued exploration activity within the 62% of identified veins that have not yet been fully drilled. In addition, we believe step-out and regional exploration drilling elsewhere within our land package has the potential to discover economic mineralization in prospective areas where no exploration has previously occurred.
Our goal is to explore, develop and de-risk the Sinda Property to become a globally significant producer of silver and gold. Based on the attributes of the vein systems at the Sinda Property and the Mineral Resource estimate outlined in the Sinda Technical Report Summary, we currently anticipate future mining would be an underground operation.
Silver Industry Overview
Metal Overview
Silver is a precious metal occurring naturally in its solid metallic state and is commonly associated with deposits of gold, copper, lead and zinc. It is widely used in both industrial applications and as an investment asset. Unlike many other commonly mined major metals, approximately 72% of silver supply is delivered as a by-product from the mining of other metals. This makes primary silver deposits of scale, like we expect the Sinda Property to be, rare.

Silver’s distinct physical and chemical properties drive diversified and growing industrial demand for silver, including from applications in artificial intelligence. Silver is the best metallic conductor of electricity, and its sensitivity to and high reflectance of light, along with its strength and ability to withstand extreme temperature changes, restrict silver’s substitution in most applications.
Silver has also been used throughout much of human history as a store of value. As an investment asset, silver is viewed as an attractive hedge against inflation or devaluation of fiat currencies, and as a risk-off asset during times of economic or geopolitical uncertainty.
Demand Side
Industrial demand accounts for approximately 58% of total silver demand, according to the Silver Institute Report. Silver is essential in solar panels, superconductors and personal electronics due to its conductivity and temperature-resistance. Photovoltaic cells rely on silver to optimize energy output, electric vehicles use silver in sensors, wiring and control modules, and silver is also used in energy storage. Given the key role of solar technology in the transition to green energy, demand for silver from solar applications has accelerated in recent years. Industrial demand for silver is expected to rise 17% by 2032 over 2026 levels, according to the CPM Group. We expect other emergent themes, including artificial intelligence, nano silver, biocides and other applications to continue driving industrial demand growth for silver.

(1)	Source: CPM Group, June 2025
Silver is an essential component used in technology driving the energy transition and in most consumer electronics. The diversity of its industrial applications promotes demand resilience, and because most applications only require a relatively small amount of silver, substitution is limited and demand for silver has historically been relatively price inelastic.
Silver has also served as a safe haven asset, a portfolio diversifier and a form of currency with no default risk for approximately 4,000 years. We expect investment demand for silver to continue rising, as it has historically grown during periods of geopolitical, macroeconomic and financial risks, and devaluation of fiat currencies.
2025 highlighted silver’s utility as an investment asset, with signs of increasing institutional demand. Against the current geopolitical and macroeconomic backdrop, and given the under-ownership of silver in current institutional portfolios relative to gold and other real assets, we believe there is substantial runway for investment demand growth.
Supply Side
Silver supply is largely driven by mined silver production, primarily from Mexico, China and Peru, which collectively accounted for approximately 49% of global mined supply in 2024. Mexico is the world’s top silver mining jurisdiction, accounting for approximately 23% of all global mined silver production in 2024.
Mined supply has been in a declining trend since 2016 due to reserve depletion, declining ore grades, limited new discoveries and a long period of under-investment in new capacity. Annual additions to silver mining capacity in near-term mine development projects fell 80% between 2013 and 2024, and only approximately 28% of global mined supply in 2024 came from primary silver mines. Due to the by-product nature of most mined silver, project sanctioning decisions that would increase silver supply often depend on the economics of other metals being mined, instead of the underlying fundamentals of the silver market, thereby reducing supply-side response to growing silver demand.

In addition, as of January 1, 2026, exports of silver from China are subject to a licensing regime, requiring exporters to obtain government approvals prior to export. While the ultimate impact of this policy on global silver supply and pricing remains uncertain, any restrictions or delays in exports from China (which accounted for approximately 13% of silver supply in 2024) could further constrain global silver availability.
Processing of Mexican Silver Concentrates
Silver and gold produced in Mexico are typically sold in the form of mineral concentrates that require third-party smelting and refining prior to conversion into refined metal. Mexico’s domestic smelting capacity is limited relative to its mined silver and gold output, and a significant portion of Mexican concentrates are therefore processed at a small number of large, integrated smelting and refining facilities located within Mexico and internationally.
Within North America, the primary processor of Mexican silver- and gold-bearing concentrates is Industrias Peñoles, through its Metallurgical Complex of Torreón. Mexican silver- and gold-bearing concentrates are also processed outside of North America, including at smelting and refining facilities in Asia and Europe. Historically, an important portion of such concentrates has been processed in China, as well as at facilities operated by multinational commodity trading and mining groups.
China is a major global processor of silver- and gold-bearing concentrates and refined precious metals. However, in recent years China has increased regulatory oversight of precious metal exports, including the licensing regime discussed above. Although these measures do not prohibit exports of refined silver, they may increase administrative burdens, introduce delays or otherwise affect the availability of refined silver from China for delivery into international markets. As a result, our future processing arrangements, if any, may be subject to capacity constraints, treatment and refining charges, logistical considerations and regulatory and geopolitical factors beyond our control.
Pricing and Outlook
The silver market is in a supply deficit that, according to the Silver Institute Report, is expected to persist due to robust and growing demand for silver, coupled with constrained supply. This dynamic creates a highly supportive structural backdrop for spot silver prices and an attractive opportunity for silver explorers and producers.
Silver prices rose sharply in 2025, from $29.56 per ounce on January 2, 2025 to approximately $72.15 per ounce on December 31, 2025, representing an increase of approximately 144%. The silver supply deficit, combined with macroeconomic factors such as declining interest rates, inflation, geopolitical uncertainty and devaluation of fiat currencies, provides additional tailwinds for potential further price appreciation. While higher silver prices can positively affect the economics of silver exploration and development projects, silver prices are volatile and subject to significant fluctuations based on macroeconomic, monetary and geopolitical factors.
Business Strengths and Competitive Advantages
Among the top notable underground primary silver assets in Latin America
We believe the Project has the potential to be a globally significant mining operation. With estimated Inferred Mineral Resources of 369 million silver-equivalent ounces and Indicated Mineral Resources of 16 million silver-equivalent ounces, the Sinda Property is already among the largest notable underground primary silver assets in Latin America. Further, this Mineral Resource estimate is based on drilling and study of only 38% of the veins identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025. According to the Sinda Technical Report Summary, the same 38% of identified veins at the Sinda Property contain Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) that have not been classified as Mineral Resources due to insufficient drilling and data.
If the Exploration Targets from these 38% of identified veins were fully converted to Mineral Resources, we estimate the Mineral Resource at the Sinda Property would rank among the top two notable underground primary silver assets in Latin America. In addition, we believe there is significant potential for Mineral Resource discovery and conversion from the 62% of identified veins at the Sinda Property that we have not yet fully drilled, as well as from additional veins that we believe have yet to be identified on the Sinda Property.

Notable Underground Primary Silver Assets in Latin America

(1)	Source: Company Disclosures, Sinda Technical Report Summary.
(2)	Shown in millions of silver-equivalent ounces.
(3)	Based on silver price of $32.00 per ounce, gold price of $2,750 per ounce, copper price of $4.25 per pound, zinc price of $1.30 per pound and lead price of $0.94 per pound.
(4)	All Measured Mineral Resources and Indicated Mineral Resources are inclusive of Mineral Reserves where applicable.
(5)
Based on underground primary silver assets in Latin America with silver-equivalent Measured Mineral Resources and Indicated Mineral Resources greater than 15 million ounces and Inferred Mineral Resources greater than 20 million ounces.

We believe the mineralization of the Sinda Property provides substantial future mining potential, as the estimated Mineral Resources are located in veins that are roughly the same size as the nearby Fresnillo, Guanajuato and Pachuca vein systems. We estimate that the average vein widths at the Sinda Property are between two meters and four meters (average composite vein intercept of 4.2 meters at the Agaves vein system, the Dolores vein system and the Lara vein system) hosting high-grade silver and gold mineralization. We estimate the combined strike length of the vein systems that have been identified within the Sinda Property to be approximately 113 miles (182 kilometers). The average resource grade of our estimated Inferred Mineral Resources is 388 silver-equivalent grams per tonne of mineralized material and the average resource grade of our estimated Indicated Mineral Resources is 692 silver-equivalent grams per tonne of mineralized material, which is among the highest silver-equivalent resource grade profiles of notable underground primary silver assets in Latin America. We believe the breadth and location of the Sinda Property’s vein systems, as well as the high-grade nature of mineralization, create meaningful potential economic advantages for a future underground mining operation as compared to those with lower resource grades or fewer Mineral Resources.
Inferred Mineral Resource Grade Profile of Notable Underground Primary Silver Assets in Latin America

(1)	Source: Company Disclosures, Sinda Technical Report Summary.
(2)	Shown in silver-equivalent grams per tonne of mineralized material.
(3)	Based on silver price of $32.00 per ounce, gold price of $2,750 per ounce, copper price of $4.25 per pound, zinc price of $1.30 per pound and lead price of $0.94 per pound.
(4)
Based on underground primary silver assets in Latin America with silver-equivalent Measured Mineral Resources and Indicated Mineral Resources greater than 15 million ounces and Inferred Mineral Resources greater than 20 million ounces.

Measured Mineral Resource and Indicated Mineral Resource Grade Profile of Notable Underground Primary
Silver Assets in Latin America

(1)	Source: Company Disclosures, Sinda Technical Report Summary.
(2)	Shown in silver-equivalent grams per tonne of mineralized material.
(3)	Based on silver price of $32.00 per ounce, gold price of $2,750 per ounce, copper price of $4.25 per pound, zinc price of $1.30 per pound and lead price of $0.94 per pound.
(4)	All Measured Mineral Resources and Indicated Mineral Resources are inclusive of Mineral Reserves where applicable.
(5)
Based on underground primary silver assets in Latin America with silver-equivalent Measured Mineral Resources and Indicated Mineral Resources greater than 15 million ounces and Inferred Mineral Resources greater than 20 million ounces.

Underground Mineral Resource Estimates at Cut-off Grade of 150 Silver-Equivalent Grams per Tonne(1)(2)(3)(4)(5)(6)
(As of November 24, 2025)

Classification	Vein	Tonnage (kilotonnes)	Ag Grade (grams per tonne)	Au Grade (grams per tonne)	AgEq Grade (grams per tonne)	Contained Ag (koz)	Contained Au (koz)	Contained AgEq (koz)
Indicated	Dolores	711	432	3.02	692	9,870	69	15,797
Total Indicated		711	432	3.02	692	9,870	69	15,797
Inferred(7)	Adriana	129	147	0.19	163	609	0.8	676
	Agaves	10,250	267	0.86	341	87,966	283	112,320
	Dolores	5,326	214	1.90	377	36,610	325	64,540
	Lara	8,799	260	1.77	412	73,557	500	116,549
	Morita	4,503	277	1.58	413	40,064	229	59,745
	Santiago	737	490	1.84	648	11,601	44	15,351
Total Inferred		29,615	263	1.45	388	250,407	1,382	369,180

(1)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. There has been insufficient exploration to define the Indicated Mineral Resources and Inferred Mineral Resources tabulated above as Measured Mineral Resources. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(2)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(3)	Mineral Resources with reasonable prospects for economic extraction stated as contained within estimation domains above a cut-off grade of 150 silver-equivalent grams per tonne.

(4)
Cut-off grade calculations considered a mining cost of $75.00 per tonne, a processing and tailings cost of $20.00 per tonne, general and administrative expenses of $10.00 per tonne, treatment and refining charges of $1.00 per ounce, freight and marketing costs of $1.00 per ounce, a silver price of $32.00 per ounce and a gold price of $2,750.00 per ounce, variable metallurgical recoveries based on available data (silver recovery of 94% from an overall average of testwork to November 24, 2025) and silver payability of 97.5%.

(5)
Silver-equivalent calculations assumed a silver price of $32.00 per ounce and gold price of $2,750.00 per ounce, independent of potentially variable metallurgical recovery by metal, as recovery is assumed to be equal for both silver and gold for purposes of calculating silver-equivalent values.

(6)	All quantities are rounded to the appropriate number of significant figures; consequently, totals and sums presented in this prospectus may not add up due to rounding.
(7)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

Strong exposure to a compelling silver market
We believe the strong attributes of the Sinda Property’s Mineral Resource estimate, as well as its Exploration Targets, will provide scaled, long-term production of silver and gold amidst a robust silver market that is benefiting from stable, secular trends. Primary silver discoveries of the Sinda Property’s size and resource grade are rare, and only 28% of global mined supply was produced from primary silver mines in 2024. Additionally, the universe of primary silver companies is small, creating a scarcity of investor options for silver exposure. This dynamic has been exacerbated by recent consolidation among public silver mining companies, including Pan American Silver Corp.’s acquisition of MAG Silver Corp. in September 2025, Coeur Mining Inc.’s purchase of SilverCrest in February 2025 and First Majestic Silver Corp.’s acquisition of Gatos Silver in January 2025.
Access to strong regional infrastructure and established labor force
The Sinda Property’s location in the Guanajuato Mining District in central Mexico provides immediate access to mature infrastructure and a deep pool of skilled labor. The state of Guanajuato is an established and recognized manufacturing and mining jurisdiction, home to global brands and a highly rated mining engineering university.
The Sinda Property is approximately a 40-minute drive from major urban centers such as San Miguel de Allende and Celaya, Guanajuato. We believe the location of the Sinda Property differentiates the Project in infrastructure and labor access from many discoveries and mineral resources worldwide that are in remote regions and face challenges requiring substantial initial capital expenditure for the build-out of logistics and power infrastructure and recruiting and retaining high-quality mining human capital.
The Sinda Property is connected by paved roads to federal and state highways, and is in close proximity to (i) the Mexican cargo rail system, SIPSA Bajío Rail Terminal (approximately 9 miles (15 kilometers) to the Sinda Property), (ii) the colonial city of San Miguel Allende (approximately 22 miles (35 kilometers) to the Sinda Property), (iii) two international airports: Guanajuato International Airport (approximately 75 miles (121 kilometers) to the northwest) and Querétaro International Airport (approximately 64 miles (103 kilometers) to the west), and (iv) container port terminals on both the Pacific coast, Manzanillo (approximately 393 miles (625 kilometers) to the southwest), and Atlantic coast, Veracruz (approximately 393 miles (633 kilometers) to the southeast). The Sinda Property benefits from reliable power from the national grid, supplied by a national utility transmission line. We also have several potential options for water. Additionally, the location of the Sinda Property within Guanajuato’s established mining ecosystem offers proximity to established mining contractors and service providers, ensuring ready access to specialized labor, equipment and support.
We anticipate our location and infrastructure advantage will help reduce the Project’s development timeline, future potential capital intensity, unit costs and operating risk. We believe these advantages position the Project more competitively as compared to other projects in less established mining regions and those in remote locations.
Potential to become a highly efficient mining operation with a favorable cost structure
We believe the Project’s profile may enable a future mining operation with structurally lower operating costs and capital intensity, providing us with competitive advantages. The Sinda Property’s vein systems and the supporting estimated Mineral Resources are predominantly at depth from surface, which we believe could support future potential underground mining production. Underground mining has been undertaken safely and productively for many decades in the area where the Sinda Property is located, as well as in other areas throughout the state of Guanajuato and Mexico. Furthermore, the quality of the Sinda Property, underpinned by its large Mineral Resource estimate (including approximately 135 identified veins over at least two distinct areas) and the average resource grade of its Inferred Mineral Resources and Indicated Mineral Resources (388 and 692 silver-equivalent grams per tonne of mineralized material, respectively) support potential efficient mining operations. Our preliminary metallurgical studies also show that a high proportion of silver and gold at the Sinda Property occurs as discrete minerals, making them highly amenable to conventional flotation processing. We expect this mineralogical characteristic will support robust and predictable metal recoveries, while reducing processing complexity and enhancing the marketability of metal produced at the Sinda Property in the future.
Situated in one of the world’s largest silver mining jurisdictions, with legally enforceable long-term concessions
Mexico is the world’s largest silver mining jurisdiction, accounting for approximately 23% of all global mined silver production in 2024. Recent policy shifts in Mexico have reignited investment and exploration in the mining sector.
The five concessions to which we hold either title or exploration and exploitation rights have terms expiring between 2051 and 2058, and are each renewable for an additional term of at least 25 years, subject to compliance with applicable legal requirements, providing long-term security for our operations. With a strong local management team with decades of experience, deep relationships at all levels of government and extensive experience working with federal, state, and municipal authorities, as well as a proven track record of community engagement, we believe we are well-positioned to benefit from Mexico’s commitment to responsible mining.
Mine site and land package Exploration Targets provide opportunity for significant conversion of Mineral Resources beyond the Sinda Property’s existing Mineral Resource estimate
Our estimated Inferred Mineral Resources of 369 million silver-equivalent ounces and Indicated Mineral Resources of 16 million silver-equivalent ounces are significant. The Sinda Technical Report Summary identifies incremental Exploration Targets of approximately 32 to 37 million tonnes at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces) at the Sinda Property. Notably, these estimated Mineral Resources and Exploration Targets are based on drilling and study of just 38% of the veins that have been identified at the Sinda Property as of February 16, 2023, with AgEq cut-off grade assumptions as of November 24, 2025. We believe there is significant potential for Mineral Resource discovery and conversion from the 62% of identified veins at the Sinda Property that we have not yet fully drilled.
Moreover, we believe there is potential for many additional high-grade intercepts and “blind” veins to be identified across the 6,232 contiguous hectares of the Sinda Property, approximately 74% of which has yet to be explored. As of December 31, 2025, we have mobilized six drill rigs with an objective to mobilize up to nine additional drill rigs in 2026 and 2027 for a total of 15 drill rigs (to be considered and informed based on continual and ongoing evaluation of the drilling results). We will be evaluating the potential to accelerate this deployment.
The potential for additional exploration across the Sinda Property could materially increase our Mineral Resource base and expand potential future production.
Demonstrated focus on environmental stewardship and social responsibility
We are committed to maintaining “best-in-class” environmental and social practices that reflect our role as a responsible participant in the local communities within and surrounding the Sinda Property. Our approach is embedded throughout our business strategy and operations. Our approach is intended to support sustainable long-term operational success and lead to significant value creation for our Company and our community.
Environmental Stewardship
Our environmental management program is designed to meet or exceed applicable standards established by Mexican environmental regulations administered by SEMARNAT. Our environmental stewardship program emphasizes conservation of water resources and biodiversity protection at the Sinda Property.
Social Responsibility and Community Engagement
We recognize that meaningful engagement with our local communities is essential to our long-term success. We maintain very active consultation and community engagement programs, which we believe are best-in-class compared to other silver exploration companies in Mexico. Our community engagement program focuses on initiatives in education, health and local enterprise development.

Highly experienced management team and Board of Directors
Our management team and Board of Directors feature top talent across geology, exploration, mine development, permitting, community engagement and finance, including industry veterans from leading Mexican companies including Grupo Mexico, one of the world’s largest publicly traded copper producers and the parent company of Southern Copper Corporation, and Industrias Peñoles, a subsidiary of Grupo Bal, one of the largest Mexican mining companies and one of the largest producers of refined silver worldwide.
Daniel Muñiz Quintanilla, our Executive Chairman, is a seasoned mining executive with nearly 30 years of global experience leading large public mining companies across the gold, silver, and copper sectors. He previously served as managing director and executive vice chair of Americas Mining (the mining division of Grupo México). In this role, he oversaw a multinational portfolio of large-scale open-pit and underground operations and major growth initiatives across copper and precious-metals assets. Before that, Mr. Muñiz was chief executive officer of Industrial Minera Mexico (the underground mining division of Grupo México), and earlier served as chief financial officer of Grupo México, directing global finance, capital markets, and M&A during a period of significant expansion.
Dr. Thomas S. Kaplan, another member of our Board of Directors, is chairman and chief executive officer of The Electrum Group LLC. Dr. Kaplan has over 30 years of experience in the resources sector, with a track record in public and private companies. Dr. Kaplan is also the chairman of the board of NOVAGOLD Resources Inc. and Sunshine Silver Mining & Refining Company, and previously served as chairman of the board of Leor Exploration & Production LLC, a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Corporation.
Our management team has deep experience and networks in Mexico, with an established track record of identifying and developing mineral discoveries, and is based near-site in San Miguel de Allende. We believe our leadership team and their commitment to Sinda and the local community are key differentiators for us.
Fabián Galindo, our Country Manager, has more than 17 years of experience in the mining and natural resources sector, with a background spanning operations, strategic planning, finance and mergers and acquisitions. Prior to joining the Company, Mr. Galindo held senior leadership roles at Grupo México, including overseeing its U.S. copper mining, smelting and refining operations in Arizona and Texas from 2018 to 2023. Earlier in his career at Grupo México, Mr. Galindo served in progressively senior roles within the strategic planning and mergers and acquisitions functions for Americas Mining (the mining division of Grupo México). Since joining the Company in 2023, Mr. Galindo has led our Mexican operations, supported strategic planning and financing initiatives and worked closely with our Board of Directors in preparing for this offering.
Maria José Romero leads our technical services team. Ms. Romero is a mining engineer with more than 20 years of experience across exploration, project evaluation, mine development and underground operations. Since joining the Company, she has led the technical services function for the Project, including oversight of exploration data management, QA/QC programs, drill planning, cost control and budgeting and the preparation of technical disclosures supporting regulatory filings and independent technical reviews. Prior to joining the Company, Ms. Romero held senior technical and engineering roles at Coeur Mining Inc., Silver Bull Resources Inc., Industrias Peñoles and Gammonlake. Her experience includes supporting exploration and infill drilling programs, geological modeling, economic assessments, underground mine development and permitting, and acting as the primary technical liaison with independent engineering consultants. Ms. Romero holds a bachelor of mining engineering from the University of Sonora and has completed a Citation Program in Applied Geostatistics at the University of Alberta.
Scott Cole, our Vice President of Finance, has more than 30 years of experience in finance, accounting, treasury and operational finance leadership, primarily within the mining and metals industry. Prior to joining the Company, Mr. Cole served as finance manager for the U.S. operations of Jervois Global, where he led finance, treasury, accounting and supply chain functions during the construction and start-up of an underground cobalt mine and supported government-funded drilling and refinery feasibility initiatives. From 2006 to 2022, Mr. Cole held progressively senior leadership roles at ASARCO, the U.S. subsidiary of Grupo México, including treasurer and team leader of finance and accounting and operations controller, and was a member of the executive leadership team overseeing treasury, accounting, insurance, budgeting, forecasting and capital transactions across multiple large-scale mining, smelting and refining operations. Earlier in his career, Mr. Cole held senior finance roles at Environmental Systems Products, Eagle Family Foods, BHP Copper and the Federal Bureau of Investigations, with experience spanning financial planning and analysis, controllership, internal audit, SEC-related reporting for public debt issuances and operational management. Mr. Cole holds a master of business administration in accounting from the University of Phoenix and a bachelor of business administration in finance from The University of Texas at Arlington, and is a certified public accountant.
Luis Barreto, our Chief Financial Officer, has more than 25 years of experience in infrastructure, transportation and energy, with extensive global transaction, capital markets and asset management expertise. Since 2022, he has served as co-founder and president of MegaFlux Inc., a manufacturer of electric powertrains for commercial vehicles and buses and a provider of fleet electrification solutions focused on Mexico and the United States. Previously, Mr. Barreto spent over a decade at Brookfield Asset Management’s Infrastructure Group, serving in senior leadership roles including managing director within the North America and Latin America teams and global deputy chief investment officer for transportation. At Brookfield Asset Management, he led the execution of infrastructure equity investments exceeding $10 billion across the Americas. Earlier in his career, Mr. Barreto held investment banking roles at Citigroup in New York and London. Mr. Barreto holds a master of business administration from Columbia Business School and a bachelor of business administration from Florida International University.
We have also established an advisory board of experts with widely-recognized major contributions who are able to add significant value through their expertise and network in Mexico. We believe that the specialized skills and knowledge of our management team, our Board of Directors and our advisory board enhance our ability to create value.
Backed by Electrum, with 30-year track record of success in natural resources
We were founded by and are backed by Electrum, a privately-held global natural resources investment management company, which will control approximately     % of the voting power of our common stock upon completion of this offering (or approximately    % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). Electrum has a 30-year track record of success in natural resources. Historically, Electrum has focused on a select few, large and world-class precious metals assets located in North America and other “Tier 1” jurisdictions. In addition to its extensive experience in advancing multiple high-quality projects, Electrum has deep and long-held relationships with important stakeholders in the global resources ecosystem. We believe access to Electrum’s specialized skills, knowledge and network substantially enhances our ability to execute our business strategy.
Business Strategy
Our business strategy for the Sinda Property is to develop the identified Mineral Resources and progress toward commercial production while concurrently developing additional Exploration Targets and exploring for new discoveries.
Conduct infill drilling and develop Mineral Resources at the Sinda Property
We believe we have obtained all material permits required for our current surface exploration and infill drilling activities at the Sinda Property. The objective of our infill drilling program is to enhance Mineral Resource confidence by converting a portion of the existing Inferred Mineral Resources to Indicated Mineral Resources and to add new mineralization based on Exploration Targets identified in the Sinda Technical Report Summary, and the objective of our exploration drilling program is to discover and delineate new areas currently not included in the Mineral Resource estimate and add incremental high-quality silver-gold Mineral Resources.
Advance the Project through a disciplined and methodical approach to development, supported by rigorous technical review
Our phased approach to develop the Sinda Property will utilize near- and mid-term infill drilling, technical work and test programs to methodically de-risk the Project. In parallel with our exploration activities, we expect to advance technical studies such as Initial Assessments and Pre-Feasibility Studies on our most advanced targets where drilling results are available. We believe our current initiatives will provide support for an updated Mineral Resource estimate and a pathway for economic studies at the Sinda Property, which are expected to include a preliminary economic assessment (or equivalent) and subsequent Preliminary Feasibility Study and/or Feasibility Study. We expect these efforts to advance the Project towards mine permitting, and our objective is to achieve initial production at the Sinda Property by 2031.

Continue to explore the Sinda Property to support a future potential generational silver mining complex encompassing multiple mineable deposits
With only 38% of identified veins drilled, we believe the large land package at the Sinda Property offers significant exploration upside. Concurrently with advancing the Project to production, we plan to systematically explore the Sinda Property, targeting Mineral Resource expansion at the Caracol area, the Agaves area and other identified Exploration Targets. We also plan to continue developing additional Exploration Targets in the 62% of identified veins that have yet to be fully drilled and continue exploring for new discoveries on the Sinda Property. Our goal is to establish a major mining complex sourcing future production ore from multiple deposits with decades of production potential.
Partner with local communities through meaningful engagement and responsible development
We recognize that meaningful engagement with our local communities is essential to our long-term success. We maintain very active consultation and community engagement programs, which we believe are best-in-class compared to other silver exploration companies in Mexico. Our community engagement program focuses on initiatives in education, health and local enterprise development.
As we continue our exploration activities, we plan to continue engaging with local residents, local ejidos and the regional government to streamline the ongoing environmental review and permitting process. Community engagement and our environmental and governmental strategies and awareness programs represent crucial elements of our development plans for the Project. With our strong ties to the community, we believe we are well-positioned to generate and maintain strong stakeholder support for the Project.
Summary of Mineral Resources
Below is a summary table of estimated Mineral Resources. Further information can be found in “The Sinda Property—Mineral Resource Estimates.”
Underground Mineral Resource Estimates at Cut-off Grade of 150 Silver-Equivalent Grams per Tonne(1)(2)(3)(4)(5)(6)
(As of November 24, 2025)

Classification	Vein	Tonnage (kilotonnes)	Ag Grade (grams per tonne)	Au Grade (grams per tonne)	AgEq Grade (grams per tonne)	Contained Ag (koz)	Contained Au (koz)	Contained AgEq (koz)
Indicated	Dolores	711	432	3.02	692	9,870	69	15,797
Total Indicated		711	432	3.02	692	9,870	69	15,797
Inferred(7)	Adriana	129	147	0.19	163	609	0.8	676
	Agaves	10,250	267	0.86	341	87,966	283	112,320
	Dolores	5,326	214	1.90	377	36,610	325	64,540
	Lara	8,799	260	1.77	412	73,557	500	116,549
	Morita	4,503	277	1.58	413	40,064	229	59,745
	Santiago	737	490	1.84	648	11,601	44	15,351
Total Inferred		29,615	263	1.45	388	250,407	1,382	369,180

(1)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. There has been insufficient exploration to define the Indicated Mineral Resources and Inferred Mineral Resources tabulated above as Measured Mineral Resources. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(2)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(3)	Mineral Resources with reasonable prospects for economic extraction stated as contained within estimation domains above a cut-off grade of 150 silver-equivalent grams per tonne.
(4)	Cut-off grade calculations considered a mining cost of $75.00 per tonne, a processing and tailings cost of $20.00 per tonne, general and administrative expenses of $10.00 per tonne, treatment and refining charges of $1.00 per ounce, freight and marketing costs of $1.00 per ounce, a silver price of $32.00 per ounce and a gold price of $2,750.00 per ounce, variable metallurgical recoveries based on available data (silver recovery of 94% from an overall average of testwork to November 24, 2025) and silver payability of 97.5%.
(5)
Silver-equivalent calculations assumed a silver price of $32.00 per ounce and gold price of $2,750.00 per ounce, independent of potentially variable metallurgical recovery by metal, as recovery is assumed to be equal for both silver and gold for purposes of calculating silver-equivalent values.

(6)	All quantities are rounded to the appropriate number of significant figures; consequently, totals and sums presented in this prospectus may not add up due to rounding.
(7)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

The Sinda Property
The scientific and technical information contained herein with respect to the Sinda Property, including the Mineral Resource estimate, was derived from the Sinda Technical Report Summary. See “Notice Regarding Mineral Disclosure” and “Qualified Person Statement.”
Location of the Sinda Property and Access
The Sinda Property currently spans approximately 6,232 contiguous hectares in Mexico’s epithermal silver belt. The Sinda Property is centered on North 2,290,000 latitude, East 303,000 longitude under the Universal Transverse Mercator system. The Sinda Property is located in central Mexico near the colonial city of San Miguel Allende in the state of Guanajuato, 24 miles (38 kilometers) north of the town of Celaya and 9 miles (15 kilometers) west of Comonfort. It is approximately 180 miles (290 kilometers) northwest of Mexico City and 28 miles (45 kilometers) southeast of the Guanajuato Mining District, in close proximity to several of the world’s largest and historically most productive silver deposits and mines.
The Sinda Property is connected by paved roads to federal and state highways, and is in close proximity to (i) the Mexican cargo rail system, SIPSA Bajío Rail Terminal (approximately 9 miles (15 kilometers) to the Sinda Property), (ii) the colonial city of San Miguel Allende (approximately 22 miles (35 kilometers) to the Sinda Property), (iii) two international airports: Guanajuato International Airport (approximately 75 miles (121 kilometers) to the northwest) and Querétaro International Airport (approximately 64 miles (103 kilometers) to the west), and (iv) container port terminals on both the Pacific coast, Manzanillo (approximately 393 miles (625 kilometers) to the southwest), and Atlantic coast, Veracruz (approximately 393 miles (633 kilometers) to the southeast). The accessibility of the region has led to growth in industrial manufacturing, especially the automotive sector, as an important economic segment.
Access to and from the Sinda Property is relatively simple and approachable from several alternate routes. From the city of Celaya, the Sinda Property has vehicle access via Mexico 51 multi-lane highway to the north toward Comonfort. From Comonfort, a paved road is followed west for approximately 10 miles (16 kilometers) to reach the community of Delgado de Arriba and the Sinda Property. The driving time from the city of Celaya to the Sinda Property is approximately one hour.
Within the Sinda Property, an extensive network of graded dirt and gravel roads provide four-wheeled drive vehicle access to most areas.
Local skilled labor is available in the region and mining forms a significant portion of the regional economy. Most of the Company’s current technician labor force are from the local Delgado de Arriba community near the Sinda Property. Professional teams, consisting of geologists and engineers, are sourced in-country and travel to site on rotations. Professionals on rotation reside in local company housing in nearby San Miguel de Allende during overlapping, rotating work schedules (i.e., 20 days on / 10 days off).

Sinda Mine Location Map(1)

Mexico
San Luis
La Colorada
Dura
Tonichi
El Oro
Mulatos
Golfo de Oro
Ocampo District
Yaqui
Zapote
Anita
Alicia
El Loco
Gochio
Batopilas
Oro Verde
Minas Nuevas
Promontorio
Santiago
Santa Eulalia
Parral
Guadalupe y Calvo
Guanacevi
Santo Domingo
El Encuentio
San Fernando
La Cieneca
Metates
La Ryna
San Rafael
La Preciosa
San Sebastien
Tayoltita
Guadalupe de los Reyes
Mayanoche
Santa Cruz
Baja California Sur
Paredones Amarillos
La Patilla
La Trinidad
Estrella del Norte
Concepcion del Oro
Real de Catorce
Fresnillo
Zacatecas
Pinos
Real de Angeles
Guanajuato
SINDA
Pachuca
El Oro
Hostotipaquillo
Bermejal
Taxco
Pinzan Morado
Faja de Plata
Significant Ag, Au Mines of Mexico
0
499.6
kilometers
N
© 2019 Microsoft Corporation © 2019 HERE

(1)	Significant Mexican silver-gold mines noted by blue dots.
Ownership and Properties
In 2015, Golden Minerals Company (“Golden Minerals”) completed five drillholes totaling 2,679 meters at the Sinda Property. On August 30, 2018, pursuant to an assignment agreement dated August 8, 2016, Minera Cordilleras, a subsidiary of Golden Minerals, assigned to SNDA Exploración title to the Celaya-01 Concession, Santiago de Compostela Concession and Ampliación Santiago de Compostela Concession and the exploration and exploitation rights on the El Milagro Concession. On December 14, 2020, Gustavo Rebora González and Eutimio Guerra de la Cruz, two individual concession holders, entered into an assignment agreement with SNDA Exploración, pursuant to which they transferred the La Paloma Concession to us.
Limited exploration programs and no development work were conducted by historical metal mine operators prior to our ownership. There are also no known historical Mineral Resource estimates for the Sinda Property prior to our ownership. Additionally, no previous artisanal metal mining operations are known to have occurred at the Sinda Property. Small-volume, near-surface kaolin clay pits are scattered throughout the boundaries of the Sinda Property and are not considered material, as production was limited in depth and did not impact the precious and base metal mineralization.

Mining Concessions
We hold title to, or have been assigned exploration and exploitation rights on, five contiguous mining concessions covering 6,232 hectares. These concessions have terms expiring between 2051 and 2058, and are each renewable for an additional term of at least 25 years, subject to compliance with applicable legal requirements, providing long-term security for our operations. The following table sets out these five mining concessions and their terms:
Mining Concession Summary

No.	Lot	Holder	Surface (ha)	Title	Type of Concession	Term	Location
1	Celaya-01	SNDA Exploración	5,566.74	232724	Mining	October 14, 2058	Santa Cruz de Juventino Rosas, Guanajuato
2	Santiago de Compostela	SNDA Exploración	198	219174	Mining	February 13, 2053	Santa Cruz de Juventino Rosas, Guanajuato
3	Ampliación Santiago de Compostela	SNDA Exploración	41.9925	214657	Mining	October 25, 2051	Santa Cruz de Juventino Rosas, Guanajuato
4	El Milagro	Ejido “Delgado Primera Dotacíon”(1)	400	239753	Mining	January 27, 2053	Comonfort, Guanajuato
5	La Paloma	SNDA Exploración	24.9228	219235	Mining	February 19, 2053	Comonfort, Guanajuato

(1)	SNDA Exploración holds exploration and exploitation rights on the El Milagro Concession subject to the terms of the El Milagro Contract.

A plan map of the Sinda Property boundary and concessions by type is provided below:
Sinda Property Land Tenure Map

300,000 mE
302,500 mE
305,000 mE
307,500 mE
2,295,000 mN
2,292,500 mN
2,290,000 mN
2,287,500 mN
2,285,000 mN
2,282,500 mN
1
2
3
4
5
1.- Celaya-01
2.- Santiago de Compostela
3.- Ampliacion Santiago de Compostela
4.- El Milagro
5.- La Paloma

Surface ownership for the mining concessions is a mix of private and Ejido-controlled land. Certain of our concessions are subject to royalties that are payable to parties from whom mineral rights were acquired and/or leased. SNDA Exploración holds exploration and exploitation rights on the El Milagro Concession subject to the terms of the El Milagro Contract, which establishes an NSR Royalty to the Ejido Delgado of 1.5% on payable metals derived from future production specifically from the El Milagro Concession. This NSR Royalty becomes effective only upon commencement of commercial production, and therefore no NSR Royalty payments are currently due.
We also maintain valid surface access agreements with several ejidos and private landowners that control areas required for exploration, including Delgado de Abajo, Delgado de Arriba, Palmillas de San Juan and Rincón de Centeno. These surface access agreements provide access for drilling, temporary works, underground decline and improvements to existing roads. Discussions for additional surface access agreements with nearby communities are expected to continue as part of the ongoing exploration program.
VHG Servicios Legales, S.C. was retained by us to perform due diligence focused on determining the current legal status, ownership and validity of five mining concessions forming the Sinda Property. The legal title opinion was reported by VHG Servicios Legales, S.C. on August 13, 2021. Additionally, in December 2025, DBR Abogados, S.C. prepared an updated legal title opinion. According to the legal title opinion by DBR Abogados, S.C., there are no liens, encumbrances or judicial or administrative proceedings in the Public Registry of Mining affecting the validity, continuity or enforceability of the concessions, other than the NSR Royalty payment related to the El Milagro Concession described above. The Celaya-01 Concession and El Milagro Concession partially overlap with the Presa Neutla Natural Protected Area. This overlap does not affect the validity of the concessions. We are evaluating the administrative subdivision of these polygons to isolate the overlapping areas, ensuring that any future regulatory considerations apply solely to those portions and not to the remainder of the concession package.
Climate, Topography and Infrastructure
The Sinda Property has an elevation varying from 6,070 to 6,726 feet (1,850 and 2,050 meters) above sea level. The general physiography of the Sinda Property is characterized as gently undulating terrain. Low sloping rocky hills are transected by relatively flat broad valleys that are utilized for farming activities.
Vegetation consists mainly of cacti, dispersed trees, such as mesquite, and desert grasses among planted fields and pastures. Guanajuato is a fertile agricultural state and small local farms produce corn, onions, agave and other vegetable crops for local distribution. Additionally, goats, cattle and poultry are raised locally.
Field operations at the Sinda Property occur throughout the year and there is no seasonal limitation on operations. Climatic conditions do not adversely impact exploration activities at the Sinda Property. The average annual temperature is 18.5"C. Winter lows rarely reach less than 10"C with only occasional frosts.
Most of the annual rainfall occurs in the summer, between June and September, when the average monthly rainfall is 5.1 inches. Average monthly rainfall from October to May is 0.8 inches. Due to the semi-arid climate, drainages at the Sinda Property are ephemeral and rarely contain water in the dry season or between significant summer rain events.
Water for the Sinda Property is currently sourced from local community groundwater wells. Supply is adequate for potable and non-potable uses that support the current exploration stage activities.
The Mexican governmental power utility Comisión Federal de Electricidad supplies most of the country’s power. The Sinda Property has reliable power from the national grid, supplied by a national utility transmission line.
Geological Setting
The Sinda Property lies within and near the boundary of the Mesa Central physiographic province where it joins the easterly-trending Trans-Mexican Volcanic Belt, about 155 miles (250 kilometers) northwest of Mexico City. The Mesa Central physiographic province is an elevated plateau of Cenozoic volcanic and volcaniclastic rock (66 mega annum to present) located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, to the west by the Sierra Madre Occidental and to the south by the Trans-Mexican Volcanic Belt.
Rocks within the Mesa Central physiographic province consist of a Paleocene to Pliocene sequence of dacite-rhyolite, andesite and basalt flows and tuffaceous units, with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcanic-sedimentary sequence unconformably overlies an allochthonous package of deformed and weakly metamorphosed Late Jurassic through Cretaceous marine mafic volcanic and turbidite sediments.

The Sinda Property is 28 miles (45 kilometers) southeast of the Guanajuato Mining District. The Guanajuato Mining District is situated within the Sierra de Santa Rosa, a northwest-trending (N45"W) anticlinal structure approximately 62 miles (100 kilometers) long and 12 miles (20 kilometers) wide. The Guanajuato Mining District, a globally significant epithermal camp, is estimated to have produced over one billion ounces of silver and five million ounces of gold from three north-west trending vein systems.
The Sierra, Veta Madre and La Luz precious metal veins in the Guanajuato Mining District were dated at 27.4 mega annum. As the vein orientations, mineralogy and host rocks are similar in the Guanajuato Mining District and the Sinda Property, many geologists have concluded that the veins at the Sinda Property are likely southeast continuations along strike of the Guanajuato veins. We estimate that the deposit at the Sinda Property has a similar age of mineralization as the veins in the Guanajuato Mining District.
The Sinda Property is underlain by weakly to intensely folded and faulted Jurassic-Cretaceous marine sediments and interbedded subaqueous mafic lava flows (252 mega annum to 66 mega annum) of the Esperanza Formation. These same host rocks represent approximately two-thirds of precious metal production within the nearby Guanajuato Mining District.
The basal sequence is cut by a variety of intrusive dikes and sills, ranging in composition from lesser monzonitic to a significant dioritic component. A rhyolitic dome is evident in the southern portion of the area. The more felsic monzonite intrusions are believed to be Tertiary in age and related to the dome, while the more mafic and somewhat metamorphosed diorite intrusions are believed to be Jurassic-Cretaceous in age, like the underlying metasediments and volcanic rocks.
The mineralization at the Sinda Property is hosted in classically zoned, low-sulfidation epithermal veining within the Jurassic Cretaceous metasediments and volcanic rocks. The veins at the Sinda Property have poor surface exposure with most veins visible only as short (less than 33 feet (10 meters) long) outcrops of narrow veinlets (less than 4 inches (10 centimeters) wide) that rarely reach 1.7 feet (0.5 meters) thick.
The veins on surface (6,234 to 6,430 feet (1,900 to 1,960 meters) above sea level) present consistently as grey chalcedony, often crudely banded with coarse crystalline calcite, and often display quartz pseudomorphs after calcite. Iron oxides are absent to rare on outcrops and assay values are not typically remarkable. However, in the interval between the elevations of 5,085 to 3,937 feet (1,550 to about 1,200 meters) above sea level, the vein mineralogy changes to gangue minerals of chalcedony, minor adularia, calcite and amethystine quartz, fluorite and locally (especially in deeper holes) arsenopyrite and marcasite. Minerals of economic significance are acanthite/argentite, aguilarite, proustite, polybasite and gold, with minor galena, sphalerite, chalcopyrite and native silver. Veins show well-developed banded “ginguru” textures in the high-grade drill core intervals.
Exploration
The Sinda Property is without known Mineral Reserves and the proposed program is exploratory in nature. The primary method of exploration at the Sinda Property has been drilling. Historic exploration by Golden Minerals commenced in 2012 with large-scale regional mapping and culminated in the drilling of five diamond drill holes. Such exploration demonstrated that anomalous mineralization was present at depth, even though surface sample assays were known to be typically barren. Beginning in 2016, we initiated prospecting efforts to recognize and assess potential Mineral Resources in the area of the Sinda Property. Exploration commenced in earnest in 2016 with surface mapping of the entire concession.
On surface, outcrops of the veins at the Sinda Property are ubiquitously barren to low grade. Out of over 900 surface samples obtained during early exploration, only five grab samples reported values greater than 1 gram of gold per tonne and only two samples assayed more than 100 grams of silver per tonne. The remaining surface samples of veins reported assay results below laboratory detection limits for gold and silver. Due to the paucity of outcrops and low geochemical trace element results, it was not deemed prudent to use trenching and/or geophysics to help outline target zones. Thus, exploration progressed immediately to a drilling program.
Veins that carry potentially mineable mineralization at depth are wider and often reach “bonanza” grades over shorter intervals. In the most consistently mineralized interval at the Sinda Property (the “Favorable Interval”), silica, mostly as micro-crystalline quartz, becomes more dominant than calcite, precious metal grades are elevated and base metals are minor (usually less than 1% lead and zinc total). Base metal content increases with depth in the veins below the Favorable Interval, often without the strong silver and gold values occurring above the base metal horizon.

Within the Favorable Interval, the average vein true thickness varies from 6.6 to 19.7 feet (2 to 6 meters) and ranges from discrete veins of 1.6 feet (0.5 meters) or less, up to wider zones comprised of multiple discrete veins as wide as 24.6 feet (7.5 meters). The overall average true thickness of veins identified as of November 24, 2025 with potentially economic grades is approximately 8.2 feet (2.5 meters).
For each vein drilled as of November 24, 2025 that has been mapped on surface, numerous additional, subparallel veins have been encountered during drilling that do not crop out. These “blind” veins are not visible on the surface. Overall averages of the drill results have shown about four blind veins for each mapped vein, which equates to potentially five individual structures per vein noted in surface mapping. Drilling data indicate approximately half of these blind veins are mineralized above potential mining cut-off grades at a minimum of 6.6 feet (2 meters) true thickness.
As of November 24, 2025, our geologists have recognized 135 individual veins that can be identified by mapping or are blind veins encountered in drilling. In total, as of November 24, 2025, we have identified an estimated 113 miles (182 kilometers) of veins, but currently only 38% (42.8 miles (69 kilometers)) of that total strike length has been drill-tested.
Drilling
In 2015, Golden Minerals completed five diamond drill holes totaling 8,789 feet (2,679 meters) at the Sinda Property. Four of the initial drill holes were too short to encounter the Favorable Interval, and thus had no intersections that were above potential mining cut-off grades. The fifth drillhole was deeper and at 2,297 feet (700-meter) depth downhole encountered a vein with a resource grade of 403 silver-equivalent grams per tonne over a true thickness of 6.6 feet (2 meters).
All drilling campaigns at the Sinda Property since 2017 have been completed by us. The fourth drill hole completed in 2017 intersected positive results. Drill hole CE-17-004 intersected 7.9 feet (2.4 meters) true thickness with a resource grade of 405 silver-equivalent grams per tonne and a deeper blind vein of 8.2 feet (2.5 meters) with a resource grade of 305 silver-equivalent grams per tonne. These intersections were followed by drill hole CE-17-005, which intersected 12.9 feet (3.9 meters) true thickness with a resource grade of 1,435 silver-equivalent grams per tonne. The initial drill testing helped define the top and bottom of the Favorable Interval at the Sinda Property, and subsequent drill holes had a high rate of successful vein intersections. Subsequently, we increased the number of drill rigs to test as many of the veins as possible and are continuing to drill across the Sinda Property. See “Prospectus Summary—Recent Developments and Near-Term Exploration Plan.”
Between the commencement of drilling in 2015 and January 11, 2023, a total of 762,867 feet (232,522 meters) from 221 drill holes were completed at the Sinda Property. Within the Caracol area (which consists of the Dolores, Morita, Santiago, Lara and Adriana vein systems) and the Agaves area (which consists of the Agaves vein system) that are constrained within three dimensional wireframe domains at the Sinda Property (collectively, the “Mineral Resource Area”), a subset of 178 sampled drill holes defined the estimation domains with a total of 24,275 feet (7,399.1 meters) of assayed intercepts crossing the modeled vein wireframes. In total, 1,760 individual vein width composites were used to define 112 vein wireframes in the Mineral Resource Area. 39 drill holes explored additional potential vein systems that do not define any current estimation domains. No previous artisanal metal mining operations or additional historical drilling campaigns are known to have occurred at the Sinda Property.
Sinda Property Mineralogy
The deposits at the Sinda Property are comprised of multiple low-sulfidation epithermal vein systems with high-grade silver and gold mineralization, along with accessory copper, lead and zinc. We believe the Sinda Property is an extension of the precious metal veins in the Guanajuato Mining District, which hosts many silver-rich, polymetallic mines exploiting epithermal veins.
A strong vertical zoning, common to many epithermal districts, is well-displayed at the Sinda Property with the Favorable Interval topping out at about 1,476 feet (450 meters) below the surface and extending down dip for 820 to 1,148 feet (250 to 350 meters). Above the Favorable Interval, the veins are thinner, silica is present mostly as chalcedony, calcite is more abundant than chalcedony, and well mineralized vein intercepts are exceptionally rare. At depth within the Favorable Interval, not all vein intercepts are above a reasonable cut-off grade with only approximately half of the veins encountered assaying above 200 silver-equivalent grams per tonne over a minimum 6.6 feet (2 meters) true thickness.

The mineralogy indicates that the veins are primarily quartz hosted (66%) with muscovite/illite (13%), feldspars (8%), carbonates (5%) and variable amounts of sulfides between 3.5% and 9% (average 4.5%). Sulfide mineralogy includes sphalerite, galena, pyrite and trace chalcopyrite and arsenopyrite. Silver and gold both occur in solid solution in pyrite, sphalerite, arsenopyrite and galena. Silver minerals include polybasite, acanthite, aguilarite and fine inclusions of silver associated with pyrite. A deportment study was conducted for both silver and gold to determine both the form of their occurrence and their variability among the veins. The study results show that about 92% of the silver and 95% of the gold occurs as discrete minerals with the remainder occurring as solid solution in sulfides. The high proportion of discrete minerals indicates that the material is likely amenable to either flotation or cyanidation processing options.
Sampling, Analysis and Data Verification
Mechanical preparation of the samples is a critical activity given the importance of sample homogenization and representativity in high-grade epithermal precious metal veins. The purpose of preparation is to produce a homogeneous sub-sample that is representative of the sampled drill core interval.
Upon receipt, samples are organized by the laboratory with respect to the sample dispatch sheet, entered in the laboratory information management system and labeled with a barcoded sample identification tag. Then, samples go through the standard preparation procedure at the ALS Global (“ALS”) laboratory. If the samples are excessively wet, they may require time in ambient drying ovens at the laboratory. Samples are weighed and ground to 70% passing less than 0.1 inches (2 millimeters) and finally pulverized to an 85% less than 75 microns fraction. Samples are divided evenly with a riffle splitter and placed in a paper pulp envelope. A reject sample is extracted from the grinding stage and stored in the original plastic sample bag on pallets at the laboratory warehouse to later be taken back to the Sinda Property for storage. The pulp envelopes obtained from the pulverizing stage are boxed by drill hole and shipped to ALS in Vancouver, Canada for chemical analysis.
All analytical samples for drill core and surface grab samples from the Sinda Property were prepared consistently and analyzed with the same assay procedures. Most samples were prepared at ALS preparation laboratory in Zacatecas, Mexico and analyzed chemically at ALS assay laboratory in Vancouver, Canada. The ALS facilities are ISO 9001:2015 certified and ISO/IEC 17025:2017 accredited methods in North America.
Samples were sent to Bureau Veritas (“BV”) for assay in two separate phases: the first time in early 2020 to late 2020 due to temporary closure of ALS facilities, and the second time in late 2021 to late 2022. These samples were prepared in the Durango, Mexico preparation facility, and were analyzed in both Hermosillo, Mexico (fire assays) and Vancouver, Canada (multielement assays). Additionally, certain check assay samples have been sent to BV for third-party analytical control of the main ALS laboratory results. The BV laboratory has ISO/IEC 17025:2017 accreditation. Both ALS and BV laboratories are third-party, commercial geochemical laboratories that operate independently of us.
All samples were assayed at these certified, third-party laboratories. The type of analysis performed on the samples considered the elements being detected and the detection limits and over-limits of each method for the elements of economic interest (silver and gold) and those for determination of geochemical characteristics (including copper, lead, zinc and arsenic). The type of analysis performed on the samples depended on the targeted data requirements, and not all sample batches had the full analytical suite completed. The main ALS laboratory method codes correspond to the majority of completed assay analyses and are substantially similar to limited analyses completed at the BV laboratories.
Drill hole sampling was conducted by us and followed industry accepted methods for QA/QC, including the reported use of standards, blanks and duplicate samples. SRK reviewed the obtained QA/QC data to ensure the quality of information was acceptable for Mineral Resource estimation.
The SRK review indicated reliability of the key economic variables of gold and silver based on Certified Reference Material standards, blanks, duplicates and check assays. Future campaigns can be improved with additional third-party check assays and the development of formal written QA/QC protocols. Additionally, a greater number of higher-grade values should be tested in future duplicate and umpire sampling programs to increase the population of results above likely mining cut-off grades. Further evaluation (using wedge drilling) is recommended to continue to study short-range grade variability.

The security, sample preparation and analytical procedures have been audited by SRK and are consistent with generally accepted industry standards. In the opinion of SRK, the QA/QC program reported by us is adequate for an acceptable level of confidence in analytical data for the reporting of Mineral Resources as per the standards required by S-K 1300.
Additionally, SRK independently reviewed the core sampling, cutting, logging, sample preparation, security and laboratory analytical procedures followed at the Sinda Property during its site visit from July 26 through July 28, 2021. The exploration and sampling protocols practiced by us are consistent with or exceed generally accepted industry practice and are deemed adequate for the project stage. SRK also independently verified a subset of the database in comparison to original data sources with negligible identified errors. In the opinion of SRK, the drilling data as reported by us are sufficiently accurate and reliable to inform the Mineral Resource estimation of the Sinda Property.
Mineral Resource Estimates
A Mineral Resources statement and a classification of resources in the Sinda Technical Report Summary were prepared in accordance with the definitions for Mineral Resources in S-K 1300, which are consistent with current industry and global regulatory practices and standards, as embodied by the Committee for Reserves International Reporting Standards. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.
The Mineral Resource estimate in the Sinda Technical Report Summary was completed by SRK, who is independent of us. The effective date of the Mineral Resource estimate is November 24, 2025. The Mineral Resource estimate is based on the current drill hole database, discrete vein wireframe domains and current topographic data. The Mineral Resource estimate is supported by drilling and sampling current to a January 11, 2023 database cut-off date. No additional assay data was available after the database cut-off date. The Mineral Resource estimate in the Sinda Technical Report Summary was completed using a geological domain model and resource block model.
The Mineral Resource estimate methodology involved the following procedures: (i) database review, (ii) data conditioning (i.e., capping and compositing) for statistical analyses, (iii) block modeling and grade interpolation, (iv) resource validation and classification, (v) assessment of “reasonable prospects for eventual economic extraction” and application of reporting cut-off grade and (vi) preparation of the Mineral Resource statement.
The drill hole database we provided consisted of 221 drill holes on the Sinda Property, including more distal exploration drill holes away from the current Mineral Resource estimate focus. Within the Mineral Resource Area, a subset of 178 sampled drill holes defined the estimation domains with a total of 24,275 feet (7,399.1 meters) of sample intercepts crossing the vein wireframes. In total, 1,760 individual vein width composites were used to define 112 vein wireframes in the Mineral Resource Area. Of the intercepts defining the veins, a significant number of unsampled intervals are encountered that total 3,376 feet (1,029 meters), or approximately 13.9% of all vein bounds by sample length. Additionally, one partially assayed drill hole was used in the Mineral Resource estimate, where completed results were available for the remainder of the drill hole. Based on reviews of the database and QA/QC provided, in the opinion of SRK, the assay data is adequately reliable to support Mineral Resource estimates.
Mineralization at the Sinda Property is interpreted to be hosted within structurally controlled, moderately dipping epithermal vein systems cutting mostly metasediments and lesser intermediate dikes. The mineralization in the Mineral Resource Area is controlled primarily by the location of six vein systems: Dolores, Morita, Santiago, Lara, Adriana and Agaves. SRK worked with us in defining vein bounds and constructing implicit three dimensional wireframes to capture our geological interpretation of multiple sheeted vein systems with distinct cross-cutting relationships.
The Mineral Resources are classified as Indicated Mineral Resources and Inferred Mineral Resources according to S-K 1300 definitions, and reflect the relative confidence of the grade estimates and the continuity of the mineralization. This classification is based on several factors including geological understanding and uncertainty, confidence in the geological continuity of the mineralized structures, drill sample spacing on an individual domain basis, the quality and quantity of fundamental exploration data supporting the estimates, geostatistical confidence in the tonnage and grade estimates, data QA/QC and verification to original sources, specific gravity determinations, accuracy of drill collar locations, quality of the assay data, spatial representativity of ore type interpretations and many other factors that influence the confidence of the Mineral Resource estimate. No single factor controls the Mineral Resource classification; rather, each factor influences the result.
Inferred Mineral Resource classification is assigned to blocks based on moderate confidence in geology, grade continuity, moderate to low confidence based on estimation quality variables and drill spacing less than 328 feet (100 meters). Similarly, Indicated Mineral Resource classification is assigned to areas that have drilling continuity of less than 164 feet (50 meters). No Measured Mineral Resources are reported for the Sinda Property.
These distance criteria were selected based on commentary from our geologists in reference to continuity, as well as SRK’s experience on these systems and their generally demonstrated maximum grade continuity. The classified blocks represent mineralized material within a modeled wireframe volume with relatively wide-spaced data and a geological model supporting the continuity.
Indicated Mineral Resources occur only in the Dolores vein system where drilling is more closely spaced with an average distance of 297 feet (90.4 meters) between composites. The Indicated Mineral Resources account for less than 4% of all estimated blocks in the Dolores and Santiago vein systems. Inferred Mineral Resources have an average distance between composites of between 369 and 534 feet (112.4 and 162.8 meters), depending on vein system. The proportion of blocks classified as Inferred Mineral Resources varies from 23.0% to 58.8% of all estimated blocks, depending on vein system. The remainder of estimated blocks are considered more speculative and are not classified as Mineral Resources but are considered to have exploration potential for future drill hole targeting.
In the opinion of SRK, the classification for the Mineral Resources reported at the Sinda Property is reasonable for the type of mineralization, deposit morphology and current level of exploration.
Mineralization represented by the resource block model was evaluated for reasonable prospects for eventual economic extraction by applying a cut-off grade of 150 silver-equivalent ounces per tonne from underground mining methods, processing costs and other related assumptions disclosed in the Sinda Technical Report Summary. The effective date of the Mineral Resource of November 24, 2025 reflects the recent update to silver-equivalent calculation formulas in the current block model. The underlying block grade estimates are unchanged from the Mineral Resource estimate reported previously for our internal use with an effective date of February 16, 2023. The Mineral Resource estimate was constrained within discrete vein domains interpreted by us based on geology and grade. We targeted 6.6-foot (2-meter) minimum thickness during vein wireframe construction which considers likely mining dilution.
To evaluate the potential for underground mining, a silver cut-off grade was calculated as follows:

Cut-off Grade =	(Mining cost + Processing & Tailings cost + General & Administrative cost)
((Silver price – Treatment & Refining Charges – Freight & Marketing) * Silver recovery * Silver payability)

Cut-off grade calculations considered a mining cost of $75.00 per tonne, a processing and tailings cost of $20.00 per tonne, general and administrative expenses of $10.00 per tonne, treatment and refining charges of $1.00 per ounce, freight and marketing costs of $1.00 per ounce, a silver price of $32.00 per ounce, silver recovery of 94%, silver payability of 97.5% and mining dilution of 5%.

The table below summarizes the Mineral Resource estimates at the Sinda Property as of November 24, 2025.
Underground Mineral Resource Estimates at Cut-off Grade of 150 Silver-Equivalent Grams per Tonne(1)(2)(3)(4)(5)(6)
(As of November 24, 2025)

Classification	Vein	Tonnage (kilotonnes)	Ag Grade (grams per tonne)	Au Grade (grams per tonne)	AgEq Grade (grams per tonne)	Contained Ag (koz)	Contained Au (koz)	Contained AgEq (koz)
Indicated	Dolores	711	432	3.02	692	9,870	69	15,797
Total Indicated		711	432	3.02	692	9,870	69	15,797
Inferred(7)	Adriana	129	147	0.19	163	609	0.8	676
	Agaves	10,250	267	0.86	341	87,966	283	112,320
	Dolores	5,326	214	1.90	377	36,610	325	64,540
	Lara	8,799	260	1.77	412	73,557	500	116,549
	Morita	4,503	277	1.58	413	40,064	229	59,745
	Santiago	737	490	1.84	648	11,601	44	15,351
Total Inferred		29,615	263	1.45	388	250,407	1,382	369,180

(1)
Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves in the future. There has been insufficient exploration to define the Indicated Mineral Resources and Inferred Mineral Resources tabulated above as Measured Mineral Resources. The Mineral Resource estimates contained in this prospectus may be materially affected by changes to the geological, geotechnical and geometallurgical models, infill drilling to convert material to a higher classification, drilling to test for extensions to known Mineral Resources, collection of additional bulk density data and significant changes to commodity prices, and by environmental permitting, legal, title, taxation, socio-political, marketing or other relevant issues.

(2)
The definitions for Mineral Resources in S-K 1300, which are consistent with the classification scheme under the Committee for Reserves International Reporting Standards, were followed for the classification of Mineral Resources.

(3)	Mineral Resources with reasonable prospects for economic extraction stated as contained within estimation domains above a cut-off grade of 150 silver-equivalent grams per tonne.
(4)
Cut-off grade calculations considered a mining cost of $75.00 per tonne, a processing and tailings cost of $20.00 per tonne, general and administrative expenses of $10.00 per tonne, treatment and refining charges of $1.00 per ounce, freight and marketing costs of $1.00 per ounce, a silver price of $32.00 per ounce and a gold price of $2,750.00 per ounce, variable metallurgical recoveries based on available data (silver recovery of 94% from an overall average of testwork to November 24, 2025) and silver payability of 97.5%.

(5)
Silver-equivalent calculations assumed a silver price of $32.00 per ounce and a gold price of $2,750.00 per ounce, independent of potentially variable metallurgical recovery by metal, as recovery is assumed to be equal for both silver and gold for purposes of calculating silver-equivalent values.

(6)	All quantities are rounded to the appropriate number of significant figures; consequently, totals and sums presented in this prospectus may not add up due to rounding.
(7)
Inferred Mineral Resources are considered geologically speculative and are based on limited geological evidence and sampling. High geological uncertainty prevents the application of technical and economic factors to evaluate economic viability.

Exploration Target Estimate
The Sinda Property represents an early-stage exploration project hosting multiple silver-gold epithermal vein occurrences. The modeled veins are open along strike and along dip and at depth in certain areas. Additionally, exploration drilling has intersected significant results along vein trends at greater drill spacing distances (e.g., more than 820 feet (250 meters)) from neighboring samples. These zones of the block model outside of the drill hole distance buffers used for the current classification definition are considered Exploration Targets that are separate from the classified Mineral Resources disclosed in the Sinda Technical Report Summary. Currently, estimation results in these areas are considered too speculative to meet the S-K 1300 and Committee for Reserves International Reporting Standards classification definitions due to risks related to lack of data support and unknown mineralization continuity within these sparsely drilled areas of the modeled veins at the Sinda Property. The ranges of potential tonnage and grade of the Exploration Targets are conceptual in nature. There has been insufficient exploration of the relevant property to estimate a Mineral Resource with respect to these Exploration Targets. It is uncertain if further exploration will result in the estimation of a Mineral Resource. The Exploration Targets therefore do not represent, and should not be construed to be, an estimate of a Mineral Resource or Mineral Reserve. Exploration Targets could change as the proposed exploration activities are completed.

SRK tabulated quantities of conceptual Exploration Targets, exclusive of Mineral Resources, using reasonable techniques for estimating speculative tonnages and grades. These potential quantity and grade ranges are conceptual in nature and insufficient exploration has been conducted to define this material as a Mineral Resource. It is uncertain if further exploration will result in these Exploration Target estimates being delineated as Mineral Resources or converted to Mineral Reserves in the future. SRK cautions that estimates of Exploration Targets are not a defined classification category under the Committee for Reserves International Reporting Standards, are not Mineral Resources and are too speculative to fulfill the definition of Mineral Resources.
Tabulation of exploration potential quantities, exclusive of Mineral Resources, is only provided for future exploration planning and internal studies and may change significantly, if and/or when further exploration is conducted.
The block model estimates informing the quantity and grade ranges of Exploration Targets are derived from Pass 2, which is the least restrictive search neighborhood, within data-poor areas of the modeled vein domains. For the Exploration Target study, ranges are defined from estimated blocks between cut-off grades of 175 silver-equivalent grams per tonne and 200 silver-equivalent grams per tonne, but outside of the defined Mineral Resources. As of November 24, 2025, the Adriana vein system has indicated relatively low-grade material which is below the defined cut-off grades and therefore is not counted in the Exploration Target quantities. The following tabulations are rounded to reflect the relative risk and low confidence of the approximations based on current drill hole spacing and geological understanding of these areas outside of classified Mineral Resources. For the current known vein systems, the approximate average tonnage and grades of conceptual Exploration Target material range by area as follows:
•
Agaves – 17,100 to 20,300 kilotonnes of mineralized material, with average resource grades ranging from 320 to 360 grams of silver per tonne, 1.2 to 1.3 grams of gold per tonne and 430 to 470 silver-equivalent grams per tonne

•
Dolores – 6,300 to 7,000 kilotonnes of mineralized material, with average resource grades ranging from 180 to 190 grams of silver per tonne, 1.7 to 1.8 grams of gold per tonne, and 320 to 340 silver-equivalent grams per tonne

•
Lara – 3,000 to 3,600 kilotonnes of mineralized material, with average resource grades ranging from 200 to 220 grams of silver per tonne, 1.2 to 1.3 grams of gold per tonne, and 310 to 330 silver-equivalent grams per tonne

•
Morita – 4,600 to 5,200 kilotonnes of mineralized material, with average resource grades ranging from 270 to 290 grams of silver per tonne, 1.7 to 1.9 grams of gold per tonne, and 420 to 450 silver-equivalent grams per tonne

•
Santiago – 1,100 to 1,300 kilotonnes of mineralized material, with average resource grades ranging from 440 to 470 grams of silver per tonne, 1.8 to 2.0 grams of gold per tonne, and 590 to 640 silver-equivalent grams per tonne

Globally, the conceptual Exploration Targets range from about 32 to 37 million tonnes of mineralized material at grades ranging from 400 to 440 silver-equivalent grams per tonne of mineralized material (equivalent to approximately 452 to 484 million potential incremental silver-equivalent ounces). In the opinion of SRK, the areas encompassing this conceptual material tabulation should be considered as potential for further exploration and a focus of future evaluation work programs with the aim of potentially upgrading a portion of the inventory into Mineral Resources. SRK recommends additional drilling and sampling to determine grade variability and better define the vein domain interpretations in these Exploration Targets as the Project progresses.
In addition to the Caracol and Agaves areas, exploration prospecting on the Sinda Property has revealed other potential vein targets. We are continuing to follow-up on local and regional Exploration Targets. Further drilling has the potential to develop additional Mineral Resources and increase confidence in existing Mineral Resources. Moreover, additional step-out and regional exploration drilling at the Sinda Property has the potential to discover economic mineralization in areas where no modern exploration has occurred in a prospective area.

Mineral Processing and Metallurgical Testing
The two most recent metallurgical test programs for the Sinda Property were conducted by XPS Expert Process Solutions in 2019 and 2020. The programs were conducted on one master composite and five variability composites from the Caracol area and included mineralogical analyses, comminution test work, flotation studies, “whole-ore” cyanidation and flotation test work followed by cyanidation of the flotation concentrate. The test program is considered suitable for this level of study.
Processing and Recovery Operations
Preliminary metallurgical test work on material from the Caracol area has demonstrated that silver and gold can be most effectively recovered in a flotation concentrator that would produce a silver- and gold-bearing concentrate that would be sent to a smelter for final processing. The process flowsheet would include conventional three-stage crushing, ball mill grinding, rougher flotation, regrinding of the rougher concentrate and three stages of cleaner flotation.
Environmental Studies and Permitting
Numerous environmental permits and approvals are required for our current and future operations. We are currently conducting exploration under a valid preventive report, which was submitted to SEMARNAT in 2024. Adequate drill platforms are permitted under the preventive report to allow us to test the vein systems currently identified, as well as new targets. Exploration within the Presa Neutla Natural Protected Area, located north of the Celaya 2 exploration project, is authorized separately under the Environmental Impact Authorization number GTO.133.1/314/2022, issued by SEMARNAT on June 21, 2022, for the Project Mineral Exploration Celaya Natural Protected Area. See “Risk Factors—Risks Related to Government Regulations and International Operations—Activities carried out in the Presa Neutla Natural Protected Area are subject to heightened and evolving environmental restrictions.”
On June 6, 2025, a new Environmental Impact Assessment was submitted to obtain the authorization for new surface drill pads and underground development for exploration drilling. We expect this authorization to be issued during the first quarter of 2026, with timing dependent on the review and approval of SEMARNAT.
As the operation of the Sinda Property progresses, we will be required to maintain in force or renew existing or acquire new approvals and permits. Many of these permits are subject to renewal from time to time and can impose strict conditions, requirements or obligations on, or otherwise delay or prohibit, certain activities. See “Risk Factors—Risks Related to Government Regulations and International Operations—We are required to obtain, maintain in force and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.”
Mexico’s environmental protection system is based on the General Law of Ecological Equilibrium and the Protection of the Environment (Ley General del Equilibrio Ecológico y la Protección al Ambiente) and its regulations. SEMARNAT is the Mexican federal authority overseeing the environment and natural resources. Internal regulations of SEMARNAT were issued in March 2025 to establish the organization and operation of SEMARNAT, as well as to determine the structure and attributions of its administrative units and decentralized administrative entities.
In May 2023, the Mining Law Reforms shortened the new concessions period to 30 years, designating the initial five years for pre-operational activities. It permits a one-time-only 25-year extension if the titleholder has not triggered any causes for cancellation and maintains the necessary operating approvals and permits. After the extension, the concessionaire may participate in a competitive bidding process for the same lot.
Additionally, in connection with the Mining Law Reforms, the General Law of Ecological Balance and Environmental Protection was amended to prohibit the granting of mining concessions in natural protected areas. Natural protected areas are designated to conserve biodiversity, maintain ecological processes and services and protect unique natural heritage sites.
The Celaya-01 Concession and El Milagro Concession partially overlap with the Presa Neutla Natural Protected Area and expire in 2058 and 2053, respectively. Extensions to such concessions may not be granted to the extent they are within the Presa Neutla Natural Protected Area.
Despite the initial uncertainty following the Mining Law Reforms, two years of implementation have resulted in a more stable and predictable regulatory environment. SEMARNAT has continued to process and approve Environmental Impact Assessments for both exploration and mining projects, and the Ministry of Economy has reiterated that competitiveness, legal certainty and responsible investment remain national priorities. Recent federal messaging underscores that mining is viewed as a strategic sector for economic development, the energy transition and regional well-being.
Industry indicators also point to a gradual recovery in investor confidence, including improved positioning in international benchmarking studies such as the Fraser Institute’s Investment Attractiveness Index. Overall, recent policy signals and permitting performance suggest a clearer, more functional operating framework for responsible mining development in Mexico.
Sinda Technical Report Summary
The Sinda Property represents an early-stage exploration project hosting multiple silver-gold epithermal vein occurrences. The modeled veins are open along strike and along dip and at depth in certain areas. Further infill drilling and additional sampling of completed drill holes has the potential to develop additional Mineral Resources and increase confidence in existing Mineral Resources. Additional step-out and regional exploration drilling at the Sinda Property has the potential to discover economic mineralization in areas where no modern exploration has occurred in a prospective area.
Readers are cautioned that the Sinda Technical Report Summary discusses Exploration Targets. The ranges of potential tonnage and grade (or quality) of the Exploration Targets are conceptual in nature. There has been insufficient exploration of the relevant property or properties to estimate a Mineral Resource, and it is uncertain if further exploration will result in the estimation of a Mineral Resource. The Exploration Targets therefore do not represent, and should not be construed to be, an estimate of Mineral Resources or Mineral Reserves.
Exploration and Development
Since acquiring the Sinda Property, we have successfully completed the following significant exploration and development activities at the Sinda Property:
•	229,843 meters of drilling from 216 drill holes (from 2017 through January 11, 2023);
•
metallurgical test work on the Caracol and Agaves areas, including mineralogical analyses, comminution test work, flotation studies, “whole-ore” cyanidation and flotation test work followed by cyanidation of the flotation concentrate;

•
acquired additional surface rights by entering into 103 short-term surface access agreements (with durations of five to seven years) covering a surface of approximately 2,823 hectares and eight long-term surface access and lease agreements (with durations of 28 years) covering a surface of approximately 40 hectares, each with the relevant Ejidos and/or landholders, within the Sinda Property;

•	acquired two warehouses to log, analyze and store drill core including a modern 54,250 square foot facility near Comonfort, Guanajuato (about 9 miles (15 kilometers) east of the Sinda Property);
•	initiated the Phase 1 Surface Drill Program (as described under “—Recent Developments and Near-Term Exploration Plan”); and
•	completed the Sinda Technical Report Summary in accordance with S-K 1300.
We intend to use the net proceeds from this offering for surface exploration and infill drilling, underground exploration and infill drilling and associated underground development, to be carried out in parallel with engineering and technical studies, including potential economic assessments such as an Initial Assessment and Pre-Feasibility Study in accordance with S-K 1300, as well as for general corporate purposes. See “Use of Proceeds.”
Quality Control
We generally follow industry-accepted methods for quality assurance and quality control (“QA/QC”) with regard to exploration drilling, sampling and assay procedures. No historical significant negative issues have been identified at the Sinda Property.
SRK’s review indicated reliability of the key economic variables of gold and silver based on certified reference material standards, blanks, duplicates and check assays. Future campaigns can be improved with additional third-party check assays and the development of formal written QA/QC protocols. Additionally, a greater number of higher-grade values should be tested in future duplicate and umpire sampling programs to increase the population of results above likely mining cut-off grades. Further evaluation (using wedge drilling) is recommended to continue to study short-range grade variability.
The security, sample preparation and analytical procedures have been audited by SRK and are consistent with generally accepted industry standards. It is the opinion of SRK that the QA/QC program reported by us is adequate for an acceptable level of confidence in analytical data for the reporting of Mineral Resources as per S-K 1300 guidelines.
Competition
The mining industry is very competitive. We compete in efforts to obtain financing to explore and develop the Sinda Property with other silver exploration and mining companies operating in Mexico, such as Fresnillo plc (LSE: FRES), First Majestic Silver Corp. (NYSE: AG), Guanajuato Silver Company Ltd. (TSXV: GSVR), Visla Silver Corp. (NYSE: VZLA), Endeavour Silver Corp. (NYSE: EXK), Pan American Silver Corp. (NYSE: PAAS) and Coeur Mining, Inc. (NYSE: CDE), as well as other mineral miners. Many of these companies are larger, more established mining companies with greater liquidity, greater access to credit and other financial resources, newer or more efficient equipment and/or a greater ability than us to withstand losses. Our competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than we can.
In addition, we also encounter competition for the hiring of key personnel. The mining industry is currently facing a shortage of experienced mining professionals, particularly with respect to personnel experienced in mine construction and mine management. This competition affects our operations. Larger regional companies may offer better employment terms as compared to smaller companies such as us.
We also compete for mine service companies, such as project coordinators and drilling companies. Potential suppliers may choose to provide better terms and scheduling to larger companies in the industry due to the scale and scope of their operations.
Environmental, Social, Health and Safety Matters
We are subject to stringent and complex environmental, social and health and safety laws, regulations and permits in the various jurisdictions in which we operate. Compliance with the requirements of these laws, regulations and permits is important to our success as our operations involve, or may in the future involve, among other things, the removal, extraction and processing of natural resources, emission and discharge of materials into the environment, remediation of soil and groundwater contamination, social obligations, workplace health and safety, reclamation and closure of waste impoundments and other properties, and handling, storage, transport and disposal of wastes and hazardous materials. Compliance with these laws, regulations and permits can require substantial capital or operating costs or otherwise delay, limit or prohibit our development or future operation of our properties. These laws, regulations and permits, and the enforcement and interpretation thereof, change frequently and generally have become more stringent over time. If we violate these environmental requirements, we could be subject to enforcement actions seeking injunctive relief, fines or other administrative sanctions, including the suspension or revocation of permits and temporary or permanent closure. Pursuant to such requirements, we also may be subject to inspections or reviews by governmental authorities.
Permits and Approvals
Our operations require environmental and other governmental permits which can be difficult, expensive and time-consuming to obtain and maintain compliance with the obligations established therein, and for which review timelines and conditions have become increasingly uncertain. We believe we have obtained all material permits required for our current surface exploration and infill drilling activities at the Sinda Property and we expect to obtain the final permits required for underground drilling of the Caracol area in the first quarter of 2026. However, we will need to maintain these permits in force, timely file renewal applications and comply with all the obligations established therein. In addition, we have not yet obtained the environmental and construction permits that would be required to construct and operate a mine and commence production on the Sinda Property. Such permits and approvals may include, depending on the nature and scope of activities, environmental impact authorizations, forestry land-use change authorization, drilling and exploration notices, water-use and discharge concessions, hazardous waste registrations, explosives handling permits and applicable municipal or state authorizations on environmental, urban development or civil protection matters. Environmental operating permits are subject to modification, renewal and revocation and can require us to make capital, maintenance and operational expenditures to comply with the applicable requirements. We may be required to conduct environmental, water-use and social-impact studies and collect and present to governmental authorities data pertaining to the potential impact that our current or future operations may have upon the environment and surrounding communities in connection with our existing permits or to secure the issuance of new permits for new activities and/or changes to (including any expansion of) operations. There can be no assurance that we will be able to obtain and renew the permits needed for operations in a timely manner and on terms and conditions that are acceptable and consistent with our business plans.
Our permits impose a number of obligations on us, including record-keeping and reporting requirements, specific operational practices to minimize spills and accidents, limitations on the emission and discharge of pollutants, and monitoring activities. We could incur significant costs in the future to maintain compliance with these requirements. See “Risk Factors—Risks Related to Government Regulations and International Operations—We are required to obtain, maintain and renew environmental, construction and mining permits, which is often a costly and time-consuming process and may ultimately not be possible.”
Hazardous Substances and Waste Management
We could be liable under applicable environmental laws for environmental contamination at or from our or our predecessors’ currently or formerly owned or operated properties or third-party waste disposal sites. Certain environmental laws impose joint and several or strict liability for releases of hazardous substances at such properties or sites, without regard to fault or the legality of the original conduct. In addition, administrative and, in some cases, criminal liability may be imposed for non-compliance with permits, reporting and remediation obligations. A generator of waste can be held responsible under applicable environmental laws for contamination resulting from the management or disposal of such waste at any off-site location (such as a landfill), regardless of whether the generator arranged for the treatment or disposal of the waste in compliance with applicable laws. Costs associated with liability for removal or remediation of contamination or damage to natural resources could be substantial, and liability under these laws may attach without regard to whether the responsible party knew of, or was responsible for, the presence of the contaminants. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims or proceedings by governmental authorities and other third parties for fines or penalties, natural resource damages, personal injury, and property damage. Our waste management practices are subject to permitting, recordkeeping, training and contingency planning requirements, and any deficiencies could materially increase our costs and liabilities.
On January 19, 2026, Mexico published the General Law on Circular Economy in the Federal Official Gazette of Mexico, with an effective date of January 20, 2026. The law embeds circularity criteria across value chains, contemplates the establishment of sector-by-sector Extended Producer Responsibility schemes through future implementation agreements, and requires the registration and oversight of circular management plans for producers and importers, with verification and sanctions enforced under the General Law of Ecological Balance and Environmental Protection. Although mining activity is not typically considered a “producer” in the traditional sense of consumer goods, mining units are significant and complex generators of waste—including tailings, waste rock, hazardous waste associated with chemical inputs, lubricants, batteries and containers—that must align with principles of circularity, source separation, traceability and maximized material recovery and valorization under the reformed General Law for the Prevention and Integral Management of Wastes.
We do not expect to produce any tailings during the exploration period. If the Sinda Property were to be developed into a producing mine in the future, mining and processing activities could generate tailings. At this stage, however, no mining method, processing method, tailings management strategy, or tailings storage facility design or location has been evaluated or selected. Any determination regarding tailings management would depend on the completion of future technical and economic studies and the approval of a mine plan, none of which currently exists. The design, construction, operation, monitoring and closure of any tailings storage facility will be subject to applicable Mexican environmental, mining and safety regulations and permit conditions, including requirements relating to stability, water management and long-term monitoring.
If a mine were to be developed in the future, waste rock management requirements would depend on the mining method, production rates and site layout ultimately selected. No waste rock storage facilities or management strategies have been designed or evaluated at this stage.

In the future, we will be required under applicable mining and environmental regulations to maintain financial assurances for certain future closure obligations, including closure obligations with respect to the future tailings storage facilities at the Sinda Property.
Mine and Occupational Health and Safety Laws
We are subject to regulation by the Political Constitution of the United Mexican States, and we are also subject to various other laws in Mexico, including the Mining Law, the General Waters Law, the National Waters Law, the Federal Labor Law, the Federal Law of Firearms and Explosives, the General Law on Ecological Balance and Environmental Protection and the applicable Official Mexican Standards (Normas Oficiales Mexicanas) on occupational health and safety. Mining, environmental, labor and occupational health and safety authorities may inspect our operations on a regular or unannounced basis and issue citations, corrective measures or orders when they believe a violation has occurred under the relevant statutes. Regulations and the results of inspections may have a significant effect on our operating and capital costs in the future. Violations of such requirements may occur, which could result in additional costs.
Compliance with these requirements includes the implementation of occupational health and safety programs, training, monitoring and reporting obligations, and failure to comply could result in fines, corrective measures or temporary suspension of activities.
Other Environmental Laws
We are required to comply with numerous other environmental laws, regulations and permits in addition to those previously discussed. These additional requirements include, for example, the General Law of Ecological Equilibrium and the Protection of the Environment and its regulations, the Federal Environmental Liability Law, the National Waters Law and its regulations, the General Sustainable Forest Development Law (Ley General de Desarrollo Forestal Sustentable) and its regulations, the General Law on Climate Change (Ley General de Cambio Climático), the General Law for the Prevention and Integral Management of Waste, the General Law on Circular Economy and various federal or state permits regulating road construction and drilling at the Sinda Property. Further, under certain circumstances, Mexican environmental laws and regulations permit private citizens, communities and certain civil organizations to initiate administrative complaints, collective actions or other proceedings to seek enforcement of those laws and regulations. Such mechanisms may include administrative complaints before PROFEPA, collective actions (acciones colectivas) and constitutional challenges (amparos), which can result in injunctions, project delays, fines, remediation orders, partial or total shutdowns, and claims for environmental damages under the Federal Environmental Liability Law. Authorities may also impose corrective measures, increase monitoring obligations or suspend activities pending compliance.
We endeavor to conduct our mining operations in compliance with all applicable federal, state, and local laws and regulations. However, due to the extensive, evolving and increasingly enforced regulatory requirements applicable to mining activities in Mexico, violations or alleged violations may occur from time to time. Inspections by SEMARNAT, PROFEPA, CONAGUA and state or municipal authorities can occur without prior notice; findings may lead to significant penalties, requirements to implement additional controls, or revocation, modification or non-renewal of permits. Changes in laws, regulations, technical standards or enforcement priorities may increase our compliance costs, constrain water availability, tighten waste handling and emissions standards, or impose new disclosure and reporting obligations.
Environmental Stewardship
Our environmental management program is designed to meet or exceed applicable standards established by Mexican environmental regulations administered by SEMARNAT. Our environmental stewardship program emphasizes conservation of water resources and biodiversity protection within the Sinda Property.
Key initiatives during our exploration and development include:
•	conducting environmental baseline assessments prior to commencing any exploration activity;
•	utilizing low-impact drilling and exploration techniques;
•	implementing progressive reclamation programs during and after drilling phases;

•
targeting environmentally friendly operations through the maintenance of our own plant nursery (with an average production of approximately 6,000 plants annually), community reforestation programs, as well as water conservation and recapture programs; and

•	implementing continuous wildlife monitoring and periodic water sampling to ensure regulatory and program compliance.
We estimate that we spent approximately $    on such environmental stewardship activities during the year ended December 31, 2025.
In the long term, we aim to establish a resilient water infrastructure that integrates a municipal wastewater reuse network with nature-based solutions. This strategic initiative is designed to secure our future operational water requirements while simultaneously mitigating non-potable water scarcity in our neighboring communities. The implementation and operation of this strategic initiative remain subject to applicable environmental, water-use, land-use, urban development and social-impact authorizations, and there can be no assurance that all required approvals will be obtained on a timely basis, or at all.
Social Responsibility and Community Engagement
We recognize that meaningful engagement with our local communities is essential to our long-term success. We maintain active consultation and community engagement standards that we believe are consistent with leading industry practices in Mexico. Our community engagement program focuses on initiatives in education, health and local enterprise development, including:
•	prioritizing local recruitment for our workforce;
•	partnerships with local training institutions to promote workforce development;
•	ongoing support for public health and educational infrastructure in host communities; and
•	transparent disclosure of social investment and impact metrics, such as:
•	ten permanent community centers and recurring community spaces;
•	over 600 local women trained, now leading workshops, micro-businesses and community learning networks;
•	over 5,000 local school children benefited from the Adopt a School Program, through improved infrastructure and digital access for such local community schools; and
•	periodic free access to roving health and education services in partnership with CAISES Guanajuato in remote local communities.
We conduct social impact assessments and community perception studies to ensure our operations align with local expectations and contribute positively to local community development. Since we implemented these programs in 2020, we have not experienced any material social conflicts with local communities, and we believe our operations are generally perceived as contributing positively to local community development.
We estimate that we spent approximately $    on such social responsibility and community engagement programs during the year ended December 31, 2025.
Properties and Facilities
Through our wholly owned Mexican subsidiary, SNDA Exploración, we hold title to, or have been assigned exploration and exploitation rights on, five mining concessions that span approximately 6,232 contiguous hectares in Mexico’s epithermal silver belt, near San Miguel Allende, in the State of Guanajuato, Mexico. See “Business—The Sinda Property—Ownership and Properties—Mining Concessions.” The total net book value of the Sinda Property and its associated plant and equipment is $    million as of December 31, 2025.
SNDA Exploración leases our corporate headquarters, which is located near the Sinda Property at Antiguo Camino a Don Diego S/N, Fraccionamiento Mi Bendición, Interior 6, San Miguel Allende, Guanajuato, Mexico 37898.
Through SNDA Exploración, we also own two warehouses near the Sinda Property, where drill core, rejects and analytical pulps are catalogued, labelled and stored. These warehouses currently hold more than 230 kilometers of drill core, which are stored under documented chain-of-custody and tracked through a databases system to ensure traceability, integrity and availability for future re-assay or verification.
Employees
As of December 31, 2025, we had 59 full-time employees in Mexico. None of our employees is a party to a collective bargaining agreement, and we believe that our employee relations are good and plan to continue to hire employees as our operations expand.
Legal Proceedings
In September 2023, SNDA Exploración, one of our wholly owned Mexican subsidiaries, filed an amparo petition challenging the reform of the mining laws in Guanajuato, Mexico. A stay was granted in January 2024, allowing it to operate under the previous regulations, which was confirmed in May 2024. Although the amparo was granted in April 2024, and a stay remains in effect allowing continued operations under the prior legal regime, the authorities appealed the ruling in July 2024, and the matter remains subject to review by the competent appellate courts. While the case remains pending resolution, and notwithstanding the evolving regulatory and judicial landscape applicable to mining operations in Mexico, we do not believe the ultimate resolution will have a material adverse effect on our business, results of operations or financial condition.
In connection with our exploration activities in Guanajuato, Mexico, SNDA Exploración pursued a federal administrative nullity action before the First Specialized Chamber for Environmental and Regulatory Matters of the Federal Administrative Justice Tribunal (the “Specialized Environmental Chamber”) challenging SEMARNAT’s March 5, 2025 decision that rejected our environmental preventive report for the “Exploración SINDA” project. Although the Specialized Environmental Chamber issued a definitive judgment on August 29, 2025 declaring the challenged decision null and ordering SEMARNAT to issue a new resolution recognizing that the preventive report is procedurally applicable under the “affirmative ficta” rule, the judgment became final by operation of law on October 9, 2025. Under the Federal Administrative Contentious Procedure Law, SEMARNAT’s four-month period to comply with the judgment runs from October 10, 2025 to February 10, 2026. While compliance by SEMARNAT is pending, we do not believe the ultimate resolution will have a material adverse effect on our business, results of operations or financial condition.
Recent reforms to Mexico’s mining and environmental regulatory framework have led to increased scrutiny and enforcement activity across the sector; however, other than the proceeding described above, we are not currently a party to any material legal or administrative proceedings relating to such reforms.
From time to time, we and our affiliates may become subject to other legal proceedings that are incidental to the ordinary conduct of our business. We believe that none of the litigation in which we are currently involved, including the one described above, or have been involved since the beginning of our most recently completed financial year, individually or in the aggregate, is material to our consolidated financial condition, cash flows or results of operations. Although we cannot accurately predict the amount of any liability that may ultimately arise with respect to any of these matters, we make a provision for potential liabilities when we deem them probable and reasonably estimable. These provisions are based on current information and legal advice and may be adjusted from time to time according to developments. See note 12 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our assessment of contingencies related to legal matters.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information regarding our executive officers and directors as of    , 2026:

Name	Age	Position
Luis Barreto		Chief Financial Officer
Fabián Galindo		Country Manager
Chief Operating Officer
Daniel Muñiz Quintanilla		Executive Chairman and Director
Ali Reza Erfan		Director
Douglas Groh		Director
Thomas S. Kaplan		Director
Graeme Cameron Maxwell Lamb		Director

Biographical Information
Luis Barreto has served as our Chief Financial Officer since January 2026. Mr. Barreto is a senior finance and investment executive with more than 25 years of experience in infrastructure, transportation and energy, with extensive global transaction, capital markets and asset management expertise. Since 2022, Mr. Barreto served as co-founder and president of MegaFlux Inc., a manufacturer of electric powertrains for commercial vehicles and buses and a provider of fleet electrification solutions focused on Mexico and the United States. Previously, Mr. Barreto spent over a decade at Brookfield Asset Management’s Infrastructure Group, serving in senior leadership roles including Managing Director within the North America and Latin America teams and as global deputy chief investment officer for transportation. Earlier in his career, Mr. Barreto held investment banking roles at Citigroup in New York and London. Mr. Barreto holds a master’s degree in business administration from Columbia Business School and a bachelor of business administration degree from Florida International University.
Fabián Galindo has served as our Country Manager since May 2024 after joining the Company as chief financial officer in April 2023. Mr. Galindo has more than 17 years of experience in the mining and natural resources sector, with a background spanning operations, strategic planning, finance and mergers and acquisitions. Prior to joining the Company, Mr. Galindo held senior leadership roles at Grupo México, including overseeing its U.S. copper mining, smelting and refining operations in Arizona and Texas from 2018 to 2023. In that role, he worked closely with executive leadership on operational performance, organizational restructuring, capital allocation and strategic initiatives across multiple large-scale assets. Earlier in his career at Grupo México, Mr. Galindo served in progressively senior roles within the strategic planning and mergers and acquisitions functions for Americas Mining (the mining division of Grupo México), where he was involved in the evaluation, valuation and due diligence of mining projects and acquisitions in North America, Latin America and Europe, as well as corporate finance, treasury and commodity risk management activities. Since joining the Company in 2023, Mr. Galindo has led our Mexican operations, supported strategic planning and financing initiatives and worked closely with our Board of Directors in preparing for this offering. Mr. Galindo holds a bachelor’s degree in finance and accounting from Universidad Anáhuac del Norte and an executive master’s degree in business administration from The University of Texas at Austin and Tecnológico de Monterrey.
Daniel Muñiz Quintanilla has served as a member of our Board of Directors since June 2021 and as our Executive Chairman since April 2022. He previously served as our Vice Chairman from June 2021 to April 2022. Mr. Muñiz serves as a member of the board of directors of First Majestic Silver Corp., NOVAGOLD Resources Inc. and Brookfield Infrastructure Partners L.P. Mr. Muñiz is also a founding partner of Axkan Capital Partners S.L., and serves as a director of Sunshine Silver Mining & Refining Company. Mr. Muñiz served as the managing director and executive vice chair of Americas Mining (the mining division of Grupo México) from 2014 to 2018, as chief executive officer of Industrial Minera Mexico (the underground mining division of Grupo México) from 2010 to 2014, and as chief financial officer of Grupo México from 2007 to 2014. Mr. Muñiz served as a director of Tharsis Mining S.L. from June 2022 until November 2025, as a director of Gatos Silver from April 2021 until it was acquired by First Majestic Silver Corp. in January 2025, and as a director of Hudbay Minerals Inc. from July 2019 until May 2024. He holds a law degree from Universidad Iberoamericana, in Mexico City, a master’s degree in law from Georgetown University in Washington, D.C. and a master’s degree in business administration from Instituto de Empresa in Madrid, Spain. Mr. Muñiz was selected to serve on our Board of Directors because of his experience as an executive and director of various mining and infrastructure firms across the gold, silver, and copper sectors, as well as his expertise in the areas of capital markets, mergers and acquisitions, finance and corporate leadership.
Ali Reza Erfan has served as a member of our Board of Directors since March 2020. Mr. Erfan serves as vice chairman of Electrum, which he joined in 2007. Mr. Erfan is also a member of the board of directors of NOVAGOLD Resources Inc., Gabriel Resources Ltd., Sunshine Silver Mining & Refining Company, Ajami Associates Limited, NetZeroAg Ltd and IBH Ltd. Previously, he served on the board of directors of Gatos Silver, Inc. from October 2020 until it was acquired by First Majestic Silver Corp. in January 2025, and as a founding board member of Leor Energy from 2003 until it was sold in 2007 to EnCana Oil & Gas USA Inc. Prior to joining Electrum, Mr. Erfan was a senior partner at 3i Group plc’s London headquarters. Mr. Erfan graduated from the University of Oxford with bachelor’s and master’s degrees in politics, philosophy and economics (PPE). He holds a Master of Business Administration from the London Business School. He is also a fellow of the Kauffman Institute of Venture Capital, USA. Mr. Erfan was selected to serve on our Board of Directors because of his extensive experience in strategy, finance and our industry.
Douglas Groh has served as a member of our Board of Directors since November 2024. Mr. Groh served as a precious metals equity portfolio manager at Sprott Asset Management (“Sprott”) from 2020 to 2024, and prior to Sprott’s acquisition of the Tocqueville Gold Fund, as a fund manager at Tocqueville Asset Management since 2003. Prior to that, Mr. Groh was director of investment research at Grove Capital from 2001 to 2003 and from 1990 to 2001 held investment research and banking positions at J.P. Morgan, Merrill Lynch and ING Bank. Mr. Groh began his career as a mining and precious metals analyst in 1985 at U.S. Global Investors. Mr. Groh currently serves on the board of directors of Sunshine Silver Mining & Refining Company. Mr. Groh holds a master’s degree from The University of Texas at Austin in Mineral Economics and a bachelor’s degree from the University of Wisconsin – Madison in Geology. Mr. Groh was selected to serve on our Board of Directors because of his experience in mining finance, portfolio management, investment banking, and buy-side and sell-side credit and equity analysis.
Dr. Thomas S. Kaplan has served as a member of our Board of Directors since March 2020. Dr. Kaplan also has served as chairman, chief investment officer and chief executive officer of Electrum since January 2018 and served as chairman and chief investment officer of Electrum from March 2011 to January 2018. Dr. Kaplan is the owner and currently serves as chief executive officer of Tigris Financial Group Ltd. and Manul Capital Management LLC. He also serves as co-chief executive officer of GRAT Holdings LLC. Dr. Kaplan also serves as chairman of the board of directors of NOVAGOLD Resources Inc. and Sunshine Silver Mining & Refining Company. Previously, Dr. Kaplan served as chairman of Leor Exploration & Production LLC (“Leor Energy”), a natural gas exploration and development company, which he founded in 2003 and sold in 2007 to EnCana Oil & Gas USA Inc., a subsidiary of EnCana Corporation. Dr. Kaplan holds bachelor’s, master’s and doctoral degrees in History from Oxford University. Dr. Kaplan is an entrepreneur and investor with a track record of both creating and unlocking stockholder value in public and private companies and was selected to serve on our Board of Directors because of his experience as a developer of and investor in mining companies as well as oil and gas companies.
Graeme Cameron Maxwell Lamb has served as a member of our Board of Directors since June 2021. Mr. Lamb previously served as a British Army officer from 1971 to 2009. Mr. Lamb previously served on the board of directors of MKS PAMP Group, Concord Resources Holdings Limited and Silversurfers. Mr. Lamb was selected to serve on our Board of Directors because of his geopolitical perspectives and extensive experience in international security and strategic leadership.
Board Composition
Our Certificate of Incorporation and Bylaws will provide that our Board of Directors shall consist of not less than three directors and not more than 12 directors, and the number of directors may be changed only by resolution adopted by the affirmative vote of a majority of the entire Board of Directors. Upon the completion of this offering, we will have     directors.
Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation. (other than directors that may be elected by holders of our preferred shares, if any). Electrum will have certain director nomination rights pursuant to the Stockholders’ Agreement. See “Certain Relationships and Related Party Transactions—Stockholders’ Agreement.”
We have determined that each of    ,   , and     is an independent director within the meaning of the applicable rules of the SEC and the NYSE and that each of     ,   , and     is also an independent director

under Rule 10A-3 under the Exchange Act for the purpose of Audit Committee membership. In addition, our Board of Directors has determined that    is a financial expert within the meaning of the applicable rules of the SEC and the NYSE.
Controlled Company Status
Upon completion of this offering, Electrum will beneficially own approximately     % of our outstanding common stock (or approximately    % if the underwriters exercise their option to purchase additional shares of our common stock from us in full). As a result, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE and, therefore, will qualify for exemptions from certain corporate governance requirements of the NYSE. Accordingly, we will not be required to have a majority of “independent directors” on our Board of Directors as defined under the rules of the NYSE and we will not be required to have a compensation committee or a nominating and corporate governance committee, in each case composed entirely of independent directors.
We intend to elect to take advantage of one or more of these exemptions from time to time in the future. As a result, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.
The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the applicable requirements of the Exchange Act and the NYSE, which require that the Audit Committee be composed of (1) at least one independent director upon the listing of our common stock, (2) a majority of independent directors within 90 days of listing and (3) exclusively independent directors within one year of listing. See “—Board Committees.”
At the time when Electrum no longer owns a majority of the voting power of our outstanding common stock, we will no longer qualify as a “controlled company” as defined under the corporate governance rules of the NYSE. In the event that we cease to be a “controlled company,” to the extent we have not done so already, we will be required to fully implement the corporate governance requirements of the NYSE within the applicable transition periods specified in the rules of the NYSE.
Board Committees
The Audit Committee will consist of    (chair),   , and     and will be comprised entirely of independent directors. The Audit Committee will operate pursuant to a charter approved by our Board of Directors. The Audit Committee will approve the engagement of our independent public auditor and the scope of the audit to be undertaken by such auditor. In connection with our Annual Report on Form 10-K, the Audit Committee shall also review with management and the independent auditor the financial information to be included therein. In addition, the Audit Committee will review all proposed related person transactions for the purpose of recommending to the disinterested members of our Board of Directors that the transaction should be ratified and approved. See “Certain Relationships and Related Party Transactions.”
The Compensation Committee will consist of    (chair),    and    , and will be comprised entirely of independent directors. The Compensation Committee will operate pursuant to a charter approved by our Board of Directors. The Compensation Committee will recommend and advise our Board of Directors with respect to the compensation of directors and other executive officers. The Compensation Committee will make recommendations to our Board of Directors regarding the establishment and terms of our employee equity-based incentive plans and will administer such plans. The Compensation Committee will also oversee the annual evaluation of our Board of Directors’ performance.
The Technical, Safety and Sustainability Committee will consist of    (chair) and    . The Technical Safety and Sustainability Committee will operate pursuant to a charter approved by our Board of Directors. The Technical Safety and Sustainability Committee will be responsible for the review of our technical, environmental, health and safety performance, and Mineral Resources and Mineral Reserve reporting.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board of Directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.
Insider Trading Policy
Prior to the completion of this offering, our Board of Directors will adopt an insider trading policy that will, subject to certain exceptions, prohibit our employees, directors and officers from trading in our securities while in possession of material nonpublic information.
Code of Business Conduct and Ethics
Prior to the completion of this offering, our Board of Directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Any waiver of this code for the benefit of an employee may be granted only by our Executive Chairman or Chief Financial Officer. Any waiver of this code for the benefit of any of our directors or executive officers may be granted only by our Board of Directors or a designated committee of our Board of Directors. All waivers granted to our directors and executive officers will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance requirements of the NYSE. Our Corporate Governance Guidelines require our directors to act as fiduciaries of the Company, to disclose conflicts of interest to the other members of our Board of Directors and to abstain from taking any action in any matter in which the director has a conflict of interest.
Penalties or Sanctions
None of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Individual Bankruptcies
None of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company, has, within the 10 years prior to the date of this prospectus, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.
Corporate Cease Trade Orders and Bankruptcies
None of our directors or executive officers, and to the best of our knowledge, no stockholder holding a sufficient number of securities to materially affect the control of the Company is, as at the date of this prospectus, or has been within the 10 years before the date of this prospectus: (a) a director, chief executive officer or chief financial officer of any company that was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or (c) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. For the purposes of this paragraph, “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, in each case, that was in effect for a period of more than 30 consecutive days.

EXECUTIVE AND DIRECTOR COMPENSATION
Our named executive officers (“NEOs”) for the fiscal year ended December 31, 2025, which consist of the individual who served as our “principal executive officer” during the fiscal year ended December 31, 2025, André van Niekerk, and the two other most highly compensated individuals who were serving as executive officers during the fiscal year ended December 31, 2025, are as follows:
•	André van Niekerk | Chief Financial Officer
•	Fabián Galindo | Country Manager
•	Carla Llantada | General Counsel
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an emerging growth company, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Summary Compensation Table for 2025
The following table sets forth information concerning the compensation paid to our NEOs during the fiscal year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)(2)	Bonus ($)(3)	Stock Awards ($)	Stock Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
André van Niekerk Chief Financial Officer	2025	116,667	—	—	—	—	75,000	191,667
Fabián Galindo Country Manager(1)	2025	267,247	57,431	—	—	—	42,392	367,070
Carla Llantada General Counsel(1)	2025	178,164	24,701	—	—	—	39,254	242,119

(1)
Cash amounts for Mr. Galindo and Ms. Llantada have been converted from Mexican pesos to U.S. dollars based on the exchange rate between U.S. dollars and Mexican pesos for month in which the cash amount was paid. These exchange rates range from Ps18.0739 per $1.00 to Ps.20.5490 per $1.00.

(2)	The amounts in this column represent the total monthly consulting fees paid to each NEO for 2025.
(3)	The amounts in this column represent discretionary annual bonuses paid to each of Mr. Galindo and Ms. Llantada.
(4)
The amounts in this column represent: (i) for Mr. van Niekerk, his 2025 annual consulting fee pursuant to the van Niekerk Consulting Agreement (as defined below); (ii) for Mr. Galindo, vacation premium bonus ($15,449) and housing allowance ($26,943); and (iii) for Ms. Llantada, vacation premium bonus ($13,672) and housing allowance ($25,582).

Executive Arrangements
Each NEO (or an entity controlled by such NEO) has entered into a services agreement or employment agreement, as applicable, with the Company or one of its subsidiaries. Pursuant to Mr. van Niekerk’s consulting services agreement (“van Niekerk Consulting Agreement”), dated March 17, 2025, Mr. van Niekerk receives a monthly fee of $14,583.33, pro-rated for any partial months and, for the first two years of the term of the van Niekerk Consulting Agreement, an annual fee of $75,000. In the event the van Niekerk Consulting Agreement is terminated by the Company without cause (as defined therein) after September 17, 2025, Mr. van Niekerk would be entitled to an amount equal to 12 months of the monthly fee and, if the termination occurs during the first two years of the term of the van Niekerk Consulting Agreement, the annual fee. Pursuant to Mr. Galindo’s independent services agreement, dated January 1, 2024, Mr. Galindo receives a monthly fee of 393,750 Mexican pesos (plus certain benefits) during the term of his agreement. Ms. Llantada is party to an employment agreement pursuant to which she receives a gross monthly salary of 262,500 Mexican pesos (plus certain benefits) during the term of her agreement.

Outstanding Equity Awards at Fiscal Year-End
The Company has not granted equity awards to any NEO prior to December 31, 2025, and therefore no equity awards were outstanding as of December 31, 2025 with respect to any of our NEOs.
2020 Long Term Incentive Plan
The Company maintains the 2020 Long Term Incentive Plan, which was adopted on March 31, 2020. The principal purposes of the 2020 Long Term Incentive Plan are to provide eligible participants with an additional incentive to use maximum efforts for the future success of the Company and its subsidiaries and to enhance the ability of the Company and its subsidiaries to attract, retain and motivate individuals upon whom the Company’s sustained growth and financial success depend by providing such persons with an opportunity to acquire or increase their proprietary interest in the Company through receipt of rights to acquire an award. All employees of the Company or its subsidiaries and non-employee directors of the Company and consultants engaged by the Company or its subsidiaries who are natural persons who render certain bona fide services are eligible to participate in the 2020 Long Term Incentive Plan.
Authorized Shares
The maximum number of shares of common stock that may be issued under the 2020 Long Term Incentive Plan is 10,000,000 shares of common stock, subject to adjustment upon certain changes in the Company’s capitalization. Shares of common stock issued under the 2020 Long Term Incentive Plan consist of authorized and unissued or reacquired shares of common stock, including shares of common stock repurchased by the Company. If an award under the 2020 Long Term Incentive Plan expires or otherwise terminates without having been exercised in full for any reason, or if all or any portion of the shares of common stock subject to an award is forfeited for any reason, the shares subject to such unexercised or forfeited award will revert to the 2020 Long Term Incentive Plan, and may again become available to be granted under the 2020 Long Term Incentive Plan. As of     , 2026,    shares of common stock remained available for issuance of new awards under the 2020 Long Term Incentive Plan.
Plan Administration
Our Board of Directors or a committee or committees delegated by our Board of Directors (the “administrator”) may administer the 2020 Long Term Incentive Plan. If at any time the Company has a class of equity securities registered under Section 12 of the Exchange Act, the 2020 Long Term Incentive Plan will then be administered only by our Board of Directors or a committee which consists of two or more individuals, each of whom qualifies as an independent, non-employee director in accordance with Rule 16b-3 under the Exchange Act. The administrator may also delegate, in writing, to an authorized officer authority to execute on behalf of the Company any award agreement or delegate its authority to officers or employees of the Company or a subsidiary, or engage a third party administrator to carry out administrative functions under the 2020 Long Term Incentive Plan, each to the extent permitted by applicable law.
Subject to the provisions of the 2020 Long Term Incentive Plan, the administrator has the authority to determine from time to time the eligible recipients, timing, types and provisions of each award granted under the 2020 Long Term Incentive Plan. The administrator may construe and interpret the 2020 Long Term Incentive Plan and awards granted thereunder and to establish, amend and revoke rules and regulations for its administration. The administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the 2020 Long Term Incentive Plan or in any award agreement in a manner and to the extent it deems necessary or expedient to make the 2020 Long Term Incentive Plan fully effective. The administrator may also exercise other powers and perform such acts as it deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the 2020 Long Term Incentive Plan or any awards granted thereunder. All decisions by the administrator are made in the administrator’s sole discretion and are final and binding on all persons having or claiming any rights from or through a participant in the 2020 Long Term Incentive Plan or in any award.
Types of Awards
The 2020 Long Term Incentive Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights (“SARs”), performance awards, deferred stock units, other stock awards and cash awards to eligible participants. As of    , 2026, there were stock options to purchase     shares of common stock and     restricted stock units outstanding under the 2020 Long Term Incentive Plan.

Change of Control
The 2020 Long Term Incentive Plan provides that upon the consummation of a change of control in which stock options or SARs are not continued, assumed or substituted by the Company (or the surviving corporation or ultimate parent corporation), the administrator may, in its sole discretion, (i) provide for full or partial vesting of any outstanding stock options or SARs, or (ii) determine that any or all outstanding stock options or SARs granted under the 2020 Long Term Incentive Plan, whether or not exercisable, will be canceled and terminated in exchange for a cash payment (or shares of stock, other securities or a combination thereof equivalent to such cash payment), for each share of common stock subject to such stock option or SAR, equal to the difference between the consideration received by our stockholders in respect of a share of common stock in connection with such transaction and the exercise price multiplied by the number of shares of common stock subject to such stock option or SAR award. If such product is zero or less, or to the extent that the stock option or SAR is not then exercisable, such awards will be canceled and terminated without payment.
The 2020 Long Term Incentive Plan also provides that the administrator with discretion to provide in each award agreement relating to stock awards the terms and conditions that relate to the lapse of any restrictions on the shares of common stock subject to such stock awards, including, without limitation, any risk of forfeiture, in the event of a change of control, which terms and conditions may vary in each individual award agreement. The administrator may provide for lapse of restrictions on any share of common stock subject to a stock award prior to a change of control in the applicable award agreement or by unilateral amendment to any such award agreement after the grant of any such stock award.
Certain Adjustments
In the event of any subdivision or consolidation of outstanding shares of common stock, declaration of a dividend payable in shares of common stock or other stock split, the administrator will proportionately adjust, as appropriate to reflect such transaction, each of (i) the shares of common stock reserved under the 2020 Long Term Incentive Plan and the number of shares of common stock available for issuance as incentive stock options, (ii) the number of shares of common stock covered by outstanding awards, (iii) the exercise price or other price in respect of such awards, (iv) the appropriate fair market value and other price determinations for such awards and (v) any limitations within the 2020 Long Term Incentive Plan. In the event of any other recapitalization, capital reorganization, consolidation or merger, adoption by the Company of any plan of exchange affecting the shares of common stock or any distribution to holders of shares of securities or property (other than normal cash dividends or dividends payable in shares of common stock), the administrator will also make appropriate and necessary adjustments to the above to maintain the proportionate interest of the holders of the awards and preserve, without exceeding, the value of such awards.
In the event of a corporate merger, consolidation, acquisition of property or stock, separation, reorganization or liquidation, the administrator may make adjustments to (i) provide for the assumption, substitution or other arrangement (which, if applicable, may be exercisable for such property or stock as the administrator determines) for an award, (ii) provide, prior to the transaction, for the acceleration of the vesting and exercisability of, or lapse of restrictions with respect to, the award and, if the transaction is a cash merger, provide for the termination of any portion of the then unexercised award, (iii) provide for the acceleration of the vesting and exercisability of an award and the cancellation thereof in exchange for such payment as the administrator, in its sole discretion, determines is a reasonable approximation of the value thereof, (iv) cancel any awards and direct the Company to deliver to the participants cash in an amount that the administrator determines in its sole discretion is equal to the fair market value of such awards as of the date of such event, or (v) cancel stock options or SARs and give the participants who are the holders of such awards notice and opportunity to exercise prior to such cancellation.
Recoupment for Misconduct or Restatement
Our Board of Directors may recoup all or a portion of any award made to any participant under our 2020 Long Term Incentive Plan in the event of misconduct by the participant which results in material harm to the Company or if any of the Company’s financial statements are restated as a result of errors, omissions, or fraud, to the extent such participant benefited from such misconduct, error, omissions, or fraud. Our Board of Directors may (i) seek repayment from the participant, (ii) reduce the amount payable under any compensatory plan, program or arrangement maintained by the Company or a subsidiary, or (iii) withhold payment of future compensation increases (including discretionary bonus amounts) or compensatory awards, in order to comply with such clawback policy or applicable law.

Amendment; Termination
Our Board of Directors may amend, suspend or terminate the 2020 Long Term Incentive Plan, provided that (i) no amendment or termination may be made that would adversely affect any outstanding awards without the written consent of the affected participants, and (ii) no amendment or termination that requires stockholder approval in order for the 2020 Long Term Incentive Plan to continue to comply with Section 422 of the Code, Section 409A of the Code (including any successors to such Sections, or other applicable law) or any applicable requirements of any stock exchange or national market system on which the Company’s shares of common stock are then listed, will be effective unless such amendment or termination is approved by the requisite vote of the Company’s stockholders entitled to vote on the amendment or termination.
Subject to the provisions of the 2020 Long Term Incentive Plan, the administrator shall have the right to amend any applicable award agreements issued to a participant, subject to the participant’s consent if such amendment is not favorable to the participant, provided that the consent of the participant will not be required for any amendment to the change of control and/or adjustment provisions under the 2020 Long Term Incentive Plan.
Potential Payments upon Termination and Change of Control
See “Executive Arrangements” and, with respect to any equity awards, “Outstanding Equity Awards at Fiscal Year End—2020 Long Term Incentive Plan” above.
Director Compensation
The following table sets forth information concerning the compensation paid to our non-employee directors during the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Daniel Muñiz Quintanilla(1)	—	—	—	1,750,000	1,750,000
Ali Reza Erfan	—	—	—	—	—
Douglas Groh	—	—	—	—	—
Thomas S. Kaplan	—	—	—	—	—
Graeme Cameron Maxwell Lamb	—	—	—	—	—

(1)	The amount for Mr. Muñiz represents his $1.25 million annual advisory fee and a $500,000 success fee under the Muñiz Agreement described below.
(2)
As of December 31, 2025, Mr. Muñiz held stock options to purchase an aggregate of 2,850,000 shares of common stock; Mr. Erfan held stock options to purchase an aggregate of 50,000 shares of common stock; Mr. Kaplan held options to purchase an aggregate of 50,000 shares of common stock; and Mr. Lamb held options to purchase an aggregate of 200,000 shares of common stock.

Mr. Muñiz has entered into a letter agreement with the Company, dated May 28, 2021 and amended as of May 25, 2022 (the “Muñiz Agreement”), pursuant to which he is eligible to receive a $1.25 million annual fee for providing strategic advisory services to the Company and its affiliates as a special adviser regardless of his position as director and Executive Chairman. The Muñiz Agreement may be terminated by the Company or Mr. Muñiz at any time for any reason.
Members of our Board of Directors do not currently receive any compensation for their services as directors. In connection with the completion of this offering, we intend to adopt a non-employee director compensation program pursuant to which our non-employee directors will generally be eligible to receive annual cash retainers and equity awards for service on our Board of Directors and committees thereof (the “Director Compensation Program”). Following the implementation of the Director Compensation Program, its terms and conditions will remain subject to modification from time to time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of each transaction or series of related transactions (other than the employment agreements, equity awards and other compensation-related arrangements described in “Executive and Director Compensation”) since January 1, 2024, and each currently proposed transaction in which:
•	we are, were or will be a participant;
•	the amount involved exceeded or will exceed $120,000; and
•
any of our directors, executive officers, or beneficial owners of more than 5% of any class of our capital stock, or any members of the immediate family of or any entity affiliated with any such person, had or will have a direct or indirect material interest.

Term Loans
On May 14, 2024, we entered into the May 2024 Term Loan with ESOF II for an aggregate principal amount of $6.0 million, bearing interest at a rate of 12.00% per annum. On November 1, 2024, we entered into the November 2024 Term Loan with EGH for an aggregate principal amount of $6.0 million, bearing interest at a rate of 12.00% per annum. On May 1, 2025, we entered into the May 2025 Term Loan with EGH for an aggregate principal amount of $20.0 million, bearing interest at a rate of 12.00% per annum.
Private Placement Transaction
On November 15, 2025, we entered into purchase agreements with EGH and ESOF II pursuant to which, among other things, EGH and ESOF II agreed to purchase an aggregate of 6,660,132 shares of our common stock at a purchase price of $4.90 per share for an aggregate purchase price of approximately $32.6 million (the “Initial Closing Amount”). A portion of the Initial Closing Amount was used to cancel all outstanding amounts (totaling approximately $22.6 million, including principal and accrued but unpaid interest) under the May 2024 Term Loan, the November 2024 Term Loan and the May 2025 Term Loan.
On November 15, 2025, EGH also committed to purchase additional shares of our common stock at a purchase price of $4.90 per share prior to April 1, 2026 in an amount that, together with the Initial Closing Amount and any amounts received by us from qualified purchasers other than EGH during such time period, would result in total proceeds to us of $47.6 million.
Management Services Agreement
On January 1, 2019, we entered into a management services agreement with Electrum, pursuant to which Electrum provides various operational, accounting and administrative services to the Company and charges the Company based on the actual time spent by its employees or consultants at agreed upon rates. We paid nil and $0.3 million to Electrum in the fiscal years ended December 31, 2024 and 2025, respectively.
Stockholders’ Agreement
Following the effectiveness of the registration statement of which this prospectus forms a part and prior to the completion of this offering, we will enter into the Stockholders’ Agreement, pursuant to which Electrum will have the right to nominate certain members of our Board of Directors. Upon the completion of this offering, Electrum will have the right to nominate: (a) a number of members of our Board of Directors that is one fewer than a majority of our Board of Directors following all nominations pursuant to such nomination right so long as Electrum beneficially owns in the aggregate at least 35% of the then outstanding shares of our common stock and (b) one member of our Board of Directors so long as Electrum beneficially owns in the aggregate (x) less than 35% of the then outstanding shares of our common stock and (y) at least 5% of the then outstanding shares of our common stock. The nominees of Electrum will need to be approved by our Board of Directors and elected at the annual meeting of stockholders.
The Stockholders’ Agreement will also provide that for so long as Electrum owns at least 35% of the then outstanding shares of our common stock, we must obtain Electrum’s approval prior to engaging in certain actions including:
•	change of control transactions;
•	the acquisition or sale of any asset or any joint venture investment in excess of $100 million;

•	the incurrence of indebtedness in excess of $100 million;
•	making any loan, advance or capital contribution in excess of $100 million;
•	equity issuances in excess of $100 million; and
•	dissolution, liquidation, reorganization or bankruptcy proceedings involving us or our material subsidiaries.
In addition, we will agree to indemnify Electrum from any losses arising directly or indirectly out of its actual, alleged or deemed control or ability to influence us or the actual or alleged act or omission of Electrum’s director nominees, including any act or omission in connection with this offering. If, for any reason our agreement to indemnify Electrum is unavailable or unenforceable, we will agree to make the maximum contribution to the payment and satisfaction of the indemnified liabilities permissible under applicable law.
Registration Rights Agreement
Prior to the completion of this offering, we will enter into a registration rights agreement with Electrum. Pursuant to the registration rights agreement, Electrum may require us to file a registration statement under the Securities Act, with respect to its shares following the expiration of the lock-up period described under “Shares Eligible for Future Sale—Lock-Up Agreements.” We will not be obligated to effect more than three demand registrations within a 12-month period. All stockholders under the registration rights agreement will be entitled to piggyback registration rights with respect to any registration initiated by us or another stockholder or stockholders after the completion of this offering and will continue to hold this right until Electrum beneficially own less than 5% of the then outstanding shares of our common stock.
Indemnification Agreements
In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. These agreements, among other things, will require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.
Statement of Policy on Related Party Transactions
Prior to the completion of this offering, we will adopt a related party transaction policy designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure, approval and resolution of any real or potential conflicts of interest that may exist from time to time. This policy will provide, among other things, that all related party transactions will be ratified and approved by disinterested members of our Board of Directors after receiving a recommendation from the Audit Committee that the transaction is fair, reasonable and within our policy. In making its recommendation, the Audit Committee will consider each related party transaction in light of all relevant factors, including the benefits of the transaction to us, the terms of the transaction and whether they are arm’s length and in the ordinary course of our business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction, and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and stock exchange standards.

PRINCIPAL STOCKHOLDERS
The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2025 by:
•	each person whom we know to own beneficially more than 5% of our common stock;
•	each of our directors, director nominees and named executive officers individually; and
•	all of our directors, director nominees and executive officers as a group.
In accordance with the rules of the SEC, beneficial ownership includes shares over which a person has voting or investment power or the right to acquire such power within 60 days. Shares issuable pursuant to stock options are deemed outstanding for purposes of computing the percentage ownership of the person holding such options but are not outstanding for purposes of computing the percentage ownership of any other person. The percentage of beneficial ownership for the following table is based on    ordinary shares outstanding as of December 31, 2025, and    shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is c/o Sinda Ltd., Antiguo Camino a Don Diego S/N, Fraccionamiento Mi Bendición, Interior 6, San Miguel Allende, Guanajuato, Mexico 37898. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Shares Beneficially Owned	Before This Offering	After This Offering
Named Executive Officers and Directors:
Luis Barreto		*	*
Fabián Galindo		*	*
Daniel Muñiz Quintanilla		*	*
Ali Reza Erfan		*	*
Douglas Groh		*	*
Thomas S. Kaplan
Graeme Cameron Maxwell Lamb		*	*
All executive officers, directors and director nominees as a group ( persons)
Greater than 5% Stockholders:
Electrum

*	Represents beneficial ownership of less than 1%.

DESCRIPTION OF CAPITAL STOCK
The following descriptions are summaries of the material terms of our Certificate of Incorporation and Bylaws. Reference is made to the more detailed provisions of, and the following descriptions are qualified in their entirety by reference to, the Certificate of Incorporation and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.
General
Following this offering, our authorized capital stock will consist of    shares of common stock, par value $    per share, and     shares of preferred stock, par value $    per share.
Common Stock
Common stock outstanding. As of December 31, 2025, there were     ordinary shares outstanding which were held of record by     shareholders. There will be     shares of common stock outstanding after giving effect to the Redomiciliation and the issuance and sale of     shares of common stock in this offering. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.
Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders, except on matters relating solely to terms of preferred stock.
Dividend rights. We do not intend to pay any dividends in the foreseeable future and currently intend to retain all future earnings to finance our business. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available therefor. See “Dividend Policy.”
Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.
Other rights. The holders of our common stock have no preemptive or conversion or exchange rights or other subscription rights. There are no redemption, retraction, purchase for cancellation, surrender or sinking or purchase fund provisions applicable to the common stock.
Preferred Stock
Our Board of Directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.
Summary of Certain Provisions of the Certificate of Incorporation and Bylaws
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.
Limits on Written Consents
Any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock.
Limits on Special Meetings
Special meetings of the stockholders may be called at any time only by the secretary at the direction of our Board of Directors pursuant to a resolution adopted by our Board of Directors.

Choice of Forum
Our Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the DGCL; and (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. The foregoing provision does not apply to claims under the Securities Act, the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. Our Certificate of Incorporation will further provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.
Our Certificate of Incorporation will also provide that any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these choice of forum provisions. These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
While Delaware courts have determined that choice of forum provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the choice of forum provisions to be contained in our Certificate of Incorporation are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the choice of forum provision in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.
Corporate Opportunities
Our Certificate of Incorporation will provide that we renounce any interest or expectancy in the business opportunities of Electrum and of our directors who are affiliated with Electrum and that neither Electrum nor our directors affiliated with Electrum have any obligation to offer us those opportunities. Electrum and any of our directors who are affiliated with Electrum may carry out and engage, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate, including any mining business.
Amendments to Our Governing Documents
Generally, the amendment of our Certificate of Incorporation requires approval by our Board of Directors and the vote of holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors. Any amendment to our Bylaws requires the approval of either a majority of our Board of Directors or holders of more than 66.67% of the votes entitled to be cast by the outstanding capital stock in the election of our Board of Directors.
Board of Directors
Our Board of Directors will consist of a single class of directors and directors will serve until a successor is duly elected and qualified or until a director’s earlier death, removal or resignation (other than directors that may be elected by holders of our preferred shares, if any).
Our Certificate of Incorporation and our Bylaws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 66.67% of our outstanding voting stock, voting together as a single class, unless approved by our Board of Directors, in which case such removal for cause shall require the affirmative vote of the holders of more than 50% of our outstanding voting stock, voting together as a single class. Our Certificate of Incorporation and our Bylaws provide that any vacancy on our Board of Directors, including a vacancy resulting from an enlargement of our Board of Directors, may be filled by vote of a majority of our directors then in office. Furthermore, our Certificate of Incorporation provides that the authorized number of directors may be changed only by resolution of our Board of Directors.

Delaware Business Combination Statute
We will elect to be subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:
•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•
following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.
Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.
Anti-Takeover Effects of Some Provisions
Some provisions of our Certificate of Incorporation and Bylaws could make the following more difficult:
•	acquisition of control of us by means of a proxy contest or otherwise,
•	removal of our incumbent officers and directors,
•	stockholder action by written consent,
•	calling of special meetings of stockholders, or
•	amendment or repeal of certain provisions of our Certificate of Incorporation and Bylaws.
These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.
Listing
We intend to apply to list our common stock on the NYSE under the symbol “SIND.”
Transfer Agent and Registrar
The transfer agent and registrar for the common stock is     , located at      .

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK
The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below) that acquires stock in this offering and holds such stock as a capital asset (generally, property for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular Non-U.S. Holder in light of its individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who hold or receive our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, banks or other financial institutions, tax-exempt organizations (including private foundations), U.S. expatriates, broker-dealers and traders in securities or currencies, or Non-U.S. Holders that hold our common stock as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment.
This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect. There can be no assurances the IRS will not take, or that a court will not sustain, a position contrary to the discussion herein. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances and does not describe any U.S. state, local or non-U.S. income or other tax consequences (including estate, gift and Medicare contribution tax consequences) of owning and disposing of our common stock. You should consult your tax advisor with regard to the application of the U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.
For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner in such entity will generally depend upon the status of the owner and the activities of the entity. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors as to the U.S. federal income tax consequences to them of an investment in our common stock in their particular circumstances.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.
Dividends
As described in the section entitled “Dividend Policy,” we do not currently anticipate paying dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will generally be treated as dividends to the extent such distributions are paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any such distributions in excess of our current and accumulated earnings and profits will be treated first as a return of capital to the extent of the holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock.
Subject to the discussion below under “—FATCA,” the gross amount of dividends paid to a Non-U.S. Holder with respect to our common stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be prescribed by an applicable income tax treaty), unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States). Dividends effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States) will generally not be subject to U.S. withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements (generally, by providing an IRS Form W-8ECI (or any appropriate successor or replacement form)). Instead, such dividends will generally be subject to U.S. federal income tax on a net income basis in the same manner in which citizens and residents of the United States are subject to U.S. federal income tax. Corporate Non-U.S. Holders may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on their “effectively connected earnings and profits,” subject to certain adjustments.
An eligible Non-U.S. Holder may obtain a reduced rate of withholding under an applicable income tax treaty by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or, if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, by satisfying the relevant certification requirements of applicable U.S. Treasury Regulations. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of any such treaty.
Gain on Disposition of Our Common Stock
A Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on gain realized on a sale or other taxable disposition of our common stock unless:
•
the gain is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case, the Non-U.S. Holder will be subject to U.S. federal income tax on such gain on a net income basis in the same manner in which U.S. persons are subject to U.S. federal income tax and, in the case of corporate Non-U.S. Holders, may also be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•
in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met, in which case the Non-U.S. Holder will generally be subject to income tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided such Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or

•
we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of such sale, exchange, or other taxable disposition or (ii) the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange, or other taxable disposition occurred, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods mentioned in (i) and (ii) above. No assurance can be provided that our common stock will continue to be regularly traded on an established securities market for this purpose. We will be classified as a USRPHC if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. We are not and do not anticipating becoming a USRPHC.

Non-U.S. Holders are urged to consult their tax advisors regarding the application of these rules.

FATCA
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the U.S. Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the U.S. Treasury Department.
Prospective investors should consult their tax advisors regarding the possible implications of FATCA tax on an investment in our common stock.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon the completion of this offering, after giving effect to the Redomiciliation and the issuance and sale of     shares of common stock in this offering, we will have     shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. See “Underwriting and Plan of Distribution.” The remaining shares of common stock outstanding are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for the exemption from registration under Rules 144 or 701 under the Securities Act. As a result of the lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
On the date of this prospectus.
After 90 days from the date of this prospectus.
After the lock-up period (subject, in some cases, to volume limitations).

Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or certain other restrictions contained in Rule 701.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the terms of any lock-up agreement described below, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144, and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Stock Options
As of December 31, 2025, options to purchase a total of     shares of our common stock were outstanding, substantially all of which are subject to lock-up agreements. After this offering, an additional     shares of our common stock will be available for future option grants under the 2020 Long Term Incentive Plan.
Upon the completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to the 2020 Long Term Incentive Plan. Shares registered under such registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, vesting restrictions with us or the terms of any lock-up agreement described below.
Lock-Up Agreements
We, all of our directors and executive officers and the holders of substantially all of our outstanding common stock have agreed that, subject to certain exceptions, we and they will not, during the lock-up period, without the prior written consent of Morgan Stanley & Co., LLC and Scotia Capital (USA) Inc. on behalf of the underwriters, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. There are no agreements, understandings or intentions, tacit or explicit, to release any of the common stock subject to lock-up agreements prior to the expiration of the lock-up period.
Registration Rights
Prior to the completion of this offering, we will enter into a registration rights agreement with certain of our stockholders pursuant to which we will grant certain of our stockholders and their affiliates certain registration rights with respect to our shares of common stock owned by them following the expiration of the lock-up period described above under “—Lock-Up Agreements.” See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

UNDERWRITING AND PLAN OF DISTRIBUTION
Under the terms and subject to the conditions in an underwriting agreement, dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Scotia Capital (USA) Inc.
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares of our common stock described below.
The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $    per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to     additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option to purchase additional shares of our common stock from us solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds to us before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional     shares of our common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds to us, before expenses	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $   . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $   .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.
We intend to apply to list our common stock on the NYSE under the symbol “SIND.”

Lock-Up Agreements
We and all of our directors and executive officers and the holders of substantially all of our outstanding common stock have agreed that, subject to certain exceptions, we and they will not, for a period of 180 days following the date of this prospectus (the “lock-up period”), without the prior written consent of Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc. on behalf of the underwriters:
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or
•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc. on behalf of the underwriters, we or such other person will not, during the lock-up period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.
The restrictions described in the immediately preceding paragraph to do not apply to:
•	the sale of shares to the underwriters;
•
the issuance by the Company of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•
transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions; or

•
facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the lock-up period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the lock-up period.

Morgan Stanley & Co. LLC and Scotia Capital (USA) Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
Electronic Distribution
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representative. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common stock, or that our common stock will trade in the public market at or above the initial public offering price.
Selling Restrictions
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under

Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Dubai (DIFC)
This prospectus supplement relates to an “Exempt Offer” in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus supplement. The notes to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the notes offered should conduct their own due diligence on the notes. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre (“DIFC”), this prospectus supplement is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the notes may not be offered or sold directly or indirectly to the public in the DIFC.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728-1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions (the “Addressed Investors”), or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728-1968, subject to certain conditions (the “Qualified Investors”). The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728-1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728-1968. In particular, we may request, as a condition to be offered common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728-1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728-1968 and the regulations promulgated thereunder in connection with the offer to be issued common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728-1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728-1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of common stock.
Accordingly, the shares of common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of common stock. The shares of common stock may only be transferred en bloc without subdivision to a single investor.
Singapore
This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”). Accordingly, each underwriter has not offered or sold any shares or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell such shares or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such shares, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA, except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or to any person arising from an offer referred to in Section 275(1A), or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Singapore Securities and Futures Act Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Switzerland
We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”), as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”) and accordingly the shares being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended, or the “CISO,” such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly nor indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and will in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.
Neither this prospectus nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, FINMA, and the offer of shares has not been and will not be authorized under CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
United Arab Emirates
The shares have not been, and will not be, publicly offered, sold, promoted or advertised in the United Arab Emirates (including Dubai International Financial Center) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Finance Center) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including Dubai International Financial Center) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
United Kingdom
No shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),
provided that no such offer of shares shall require us or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

LEGAL MATTERS
The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.
EXPERTS
The financial statements of the Company as of December 31, 2024 and for the year then ended included in this prospectus have been audited by Galaz, Yamazaki, Ruiz Urquiza, S.C., Mexico City, Mexico, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.
The scientific and technical information related to the Sinda Property contained in the Sinda Technical Report Summary and reproduced in this prospectus, including Mineral Resource estimates and Exploration Target estimates, has been approved and verified by SRK.
CHANGE IN INDEPENDENT ACCOUNTANTS
On December 12, 2024, our Board of Directors dismissed Plante & Moran, PLLC as our independent registered public accounting firm and approved the engagement of Galaz, Yamazaki, Ruiz Urquiza, S.C. as our independent registered public accounting firm, effective immediately.
The reports of Plante & Moran, PLLC on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with Plante & Moran, PLLC on any matter of accounting principles or practices, consolidated financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Plante & Moran, PLLC to make reference in connection with its opinion to the subject matter of the disagreement during its audit for the year ended December 31, 2023 or the subsequent period through December 12, 2024. During the year ended December 31, 2023 and the subsequent period through December 12, 2024, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.
During the year ended December 31, 2023 and the subsequent period through December 12, 2024, neither we, nor anyone acting on our behalf, consulted with Galaz, Yamazaki, Ruiz Urquiza, S.C. on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Galaz, Yamazaki, Ruiz Urquiza, S.C.
We have provided Plante & Moran, PLLC with a copy of the foregoing disclosure and have requested that Plante & Moran, PLLC furnish us with a letter addressed to the SEC stating whether or not Plante & Moran, PLLC agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from Plante & Moran, PLLC has been filed as an exhibit to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and our common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith.
Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit to the registration statement reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.
As a result of the offering, we will be required to file periodic reports and other information with the SEC.
The SEC maintains an Internet site that contains reports, proxy and information statements we have filed electronically with the SEC. The address of that site is www.sec.gov.

GLOSSARY OF TECHNICAL TERMS
Certain terms and abbreviations used in this prospectus are defined below:
“Ag” means the chemical symbol for the element silver.
“AgEq” means silver equivalent.
“Concentrate” means the product of physical concentration processes, such as flotation or gravity concentration, which involves separating minerals or metals from unwanted waste rock. Concentrates may require subsequent processing (such as smelting or leaching) to break down or dissolve the minerals or metals to obtain the commodities of economic interest in marketable form.
“Dilution” means estimates of waste or low-grade mineralized materials which must be mined together with potentially economic mineralized material as part of mining extraction activities.
“Exploration” means prospecting, sampling, mapping, diamond drilling and other work involved in searching for mineral deposits of economic interest.
“Exploration Target” means a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralization for which there has been insufficient exploration to estimate a Mineral Resource.
“Feasibility Study” means a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable Modifying Factors together with any other relevant operational factors, and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is economically viable (which term, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions). The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A Feasibility Study is more comprehensive, and with a higher degree of accuracy, than a Preliminary Feasibility Study. It must contain mining, infrastructure, and process designs completed with sufficient rigor to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a Feasibility Study is higher than the confidence level in the results of a Preliminary Feasibility Study. Terms such as full, final, comprehensive, bankable, or definitive Feasibility Study are equivalent to a Feasibility Study.
“Grade” means the concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne or ounces per ton, the grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from the deposit.
“Hectare” means 10,000 square meters (2.471 acres).
“Indicated Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.
“Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the Modifying Factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.
“Initial Assessment” means a preliminary technical and economic study of the economic potential of all or parts of the mineralization to support the disclosure of Mineral Resources. An Initial Assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An Initial Assessment is required for disclosure of Mineral Resources, but cannot be used as the basis for disclosure of Mineral Reserves.
“kilotonne” means 1,000 tonnes.
“Measured Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply Modifying Factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.
“Metallurgical recovery” means the proportion of the commodity of economic interest that is physically recovered in mineral processing operations. It is generally stated as a percentage of the commodity recovered during mineral processing operations compared to the original quantity of the commodity present in the mineral processing feed material.
“Mill” means a processing facility where ore is finely ground and thereafter undergoes physical or chemical treatments to extract the valuable metals.
“Mineral deposit(s)” means a mineralized body that has been intersected by a sufficient number of closely spaced drill holes and/or underground/surface samples to support sufficient tonnage and grade of metal(s) or mineral(s) of interest to warrant further exploration-development work.
“Mineral Reserves” means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
“Mineral Resource” means a concentration or occurrence of materials of economic interest in or on the earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
“Modifying Factors” mean the factors that a Qualified Person must apply to Indicated Mineral Resources and Measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A Qualified Person must apply and evaluate Modifying Factors to convert Indicated Mineral Resources or Measured Mineral Resources to Probable Mineral Reserves or Proven Mineral Reserves. Modifying Factors include, but are not restricted to: mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, compliance, plans, negotiations, or agreements with local individuals or groups, and governmental factors. The number, type and specific characteristics of the Modifying Factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.
“NSR Royalties” means royalties that are payable to parties from whom mineral rights were acquired and/or leased, and are based upon proceeds paid by smelters less certain costs, including costs incurred to transport the concentrates to the smelters, for mineralized material produced in the property area subject to the royalties.
“Ore” means a natural occurring or engineered material, generally containing metallic or non-metallic minerals, that can be mined and processed at a profit as determined by a Preliminary Feasibility Study or Feasibility Study.
“Ore body” means a mineral deposit, or portion thereof, that can be mined economically as determined by a Preliminary Feasibility Study or Feasibility Study.
“Preliminary Feasibility Study” means a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing. A Preliminary Feasibility Study includes a financial analysis based on reasonable assumptions (which are based on appropriate testing) about the Modifying Factors, and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated Mineral Resources or Measured Mineral Resources may be converted to Probable Mineral Reserves or Proven Mineral Reserves at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A Preliminary Feasibility Study is less comprehensive and results in a lower confidence level than a Feasibility Study. A Preliminary Feasibility Study is more comprehensive and results in a higher confidence level than an Initial Assessment.
“Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resources and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Preliminary Feasibility Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
“Qualified Person” means an individual who is: (1) a mineral industry professional with at least five years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognized professional organization at the time the technical report is prepared. For an organization to be a recognized professional organization, it must: (i) be either: (a) an organization recognized within the mining industry as a reputable professional association, or (b) a board authorized by U.S. federal or state or foreign statute to regulate professionals in the mining, geoscience or related field; (ii) admit eligible members primarily on the basis of their academic qualifications and experience; (iii) establish and require compliance with professional standards of competence and ethics; (iv) require or encourage continuing professional development; (v) have and apply disciplinary powers, including the power to suspend or expel a member regardless of where the member practices or resides; and (vi) provide a public list of members in good standing.
“Reclamation” means the process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings, leach pads and other features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.
“Refining” means the final stage of metal production in which impurities are removed from the molten metal.
“Smelting” means an intermediate stage metallurgical process in which metal is separated from impurities by using thermal or chemical separation techniques.
“Tailings” means the material that remains at the end of mineral processing operations.
“Tonne” means a metric tonne, which is 2,204.6 pounds.
“Underground mining” means mineral exploitation in which extraction is carried out beneath the earth’s surface.
“Waste” means rock or other material which cannot be mined, processed, or sold at a profit.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Sinda, Ltd. and subsidiaries
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheet of Sinda, Ltd. and subsidiaries (the “Company”) as of December 31, 2024, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statements provides a reasonable basis for our opinion.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Affiliate of a Member Firm of Deloitte Touche Tohmatsu Limited
Galaz, Yamazaki, Ruiz Urquiza, S. C.
Querétaro, México
January 26, 2026
We have served as the Company’s auditor since 2024

Sinda Ltd.
Consolidated Balance Sheets
As of December 31, 2024
(In U.S. dollars)

	Notes	2024
Assets
Current assets:
Cash and cash equivalents		$978,068
Prepaid expenses		29,727
Other current assets		44,651
Total current assets		1,052,446
VAT receivable - net		1,302,847
Property, plant and equipment - net	3	5,177,424
Exploration assets	4	4,616,378
Operating lease right-of-use asset - net	5	58,029
Other assets		23,245
Total		$12,230,369

Liabilities and Shareholders’ equity
Current liabilities:
Accounts payable		$134,839
Accrued expenses		498,164
Accounts payable to related party	8	312,207
Current portion of operating lease liabilities	5	19,111
Withholding taxes		80,822
Total current liabilities		1,045,143
Convertible long-term debt with related parties	8	8,067,274
Operating lease liabilities	5	38,918
Total liabilities		9,151,335
Commitments and contingencies	10
Shareholders’ equity
Ordinary shares - $0.0001 par value, 500,000,000 shares authorized, 104,994,535 issued and outstanding as of December 31, 2024	6	$10,500
Class A ordinary shares - $0.0001 par value, 250,000,000 shares authorized, 14,285,713 shares issued and outstanding as of December 31 2024	6	1,428
Additional paid in capital	6	105,625,546
Accumulated deficit		(102,558,440)
Total shareholders’ equity		3,079,034
Total		$12,230,369

(Concluded)
See accompanying notes to these consolidated financial statements.

Sinda Ltd.
Consolidated Statements of Operations
For the year ended December 31, 2024
(In U.S. dollars)

	Notes	2024
Operating expenses:
Exploration expenses		$2,614,701
General and administrative expenses (including expenses with related parties, see note 8a)		7,395,712
Total operating expenses		10,010,413

Other income (expense), net
Interest expense with related parties		(517,274)
Interest income		37,994
Foreign exchange loss, net		(246,532)
Other income		84
Total other (expense) income, net		(725,728)
Net loss before income taxes		(10,736,141)
Income tax	6	—
Net loss		$(10,736,141)

Loss per share
Basic and diluted		$(0.09)

Weighted average shares outstanding
Basic and diluted		119,280,248

(Concluded)
See accompanying notes to financial statements.

Sinda Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
For the year ended December 31, 2024
(In U.S. dollars)

	Notes	Ordinary Shares		Class A Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity
		Shares	Amount	Shares	Amount
Balance as of January 1, 2024	7	104,994,535	$10,500	$14,285,713	$1,428	$103,503,380	$(91,822,299)	$11,693,009
Share-based compensation		—	—	—	—	2,122,166	—	2,122,166
Net loss		—	—	—	—	—	(10,736,141)	(10,736,141)
Balance as of December 31, 2024	6	104,994,535	$10,500	14,285,713	$1,428	$105,625,546	$(102,558,440)	$3,079,034

(Concluded)
See accompanying notes to financial statements.

Sinda Ltd.
Consolidated Statements of Cash Flows
For the year ended December 31, 2024
(In U.S. dollars)

2024
Cash flows from operating activities:
Net loss	$(10,736,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	335,958
Share-based compensation	2,122,166
Interest expense	517,274

Changes in operating assets and liabilities:
Prepaid expenses	627
Other current assets	(15,043)
Recoverable VAT	173,061
Other assets	7,128
Accounts payable	(111,336)
Accrued expenses	(252,906)
Accounts payable to related party	248,062
Tax expenses	(92,523)
Net cash used in operating activities	(7,803,673)

Cash flows from investing activities:
Additions to property, plant and equipment	(5,209)
Net cash used in investing activities	(5,209)

Cash flows from financing activities:
Proceeds from convertible long-term debt with related parties	7,550,000
Net cash provided by financing activities	7,550,000

Cash:
Net decrease for the year	(258,882)
Beginning of year	1,236,950
End of year	$978,068

Non-cash activities:
Right-of-use assets and lease liabilities	$58,209

(Concluded)
See accompanying notes to financial statements.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

1.	Nature of business, basis of presentation and foreign currency financial statements
Nature of business - Sinda Ltd. (the “Company”) began operations under the corporate name of Minera Adularia International Ltd. and, effective March 1, 2023, changed its name to Sinda Ltd. an exempted company incorporated in the Cayman Islands. It was formed and registered on November 8, 2012 for the primary purpose to acquire, explore and develop mineral concessions in Mexico, which is where substantially all of the Company’s assets are located and where substantially all operations occur. The Company is considered an exploration stage company as the Company has not yet demonstrated the existence of proven or probable mineral reserves.
Basis of presentation - The Company’s consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). In accordance with ASC 830 (The Effects of Changes in Foreign Exchange Rates), the Company has determined that the U.S. Dollar (USD) is its functional currency. Also, these financial statements have been presented using the company’s functional currency.
Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although management believes the estimates and assumptions used in the preparation of these consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.
Going Concern - The accompanying consolidated financial statements are prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company is currently in the process of exploring the mines for which they hold concession agreements. Accordingly, the Company does not generate revenues and will continue to incur losses until its mining properties commence production.
The Company reports an accumulated deficit of $102,558,440 as of December 31, 2024, and incurred a net loss of $10,736,141 for the year then ended. Absent the ability to generate positive cash flows from operations, the Company’s continued funding is entirely dependent on additional debt from related parties and the issuance of additional shares of common stock. The Company is entirely reliant on related party debt and issuances of common to fund its activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.
In response to these conditions, the Company’s controlling shareholder has confirmed its commitment to fund current operations and pay obligations as they become due for a period of at least twelve months following the issuance date of these consolidated financial statements. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recognized asset amounts or the amounts and classification of liabilities that might result from the outcome of these matters.
Consolidation of financial statements - The consolidated financial statements include the financial statements of Sinda Ltd. and its subsidiaries. Investments in which the Company has the ability to exercise significant influence but not control are accounted for using the equity method. All significant intercompany transactions and balances have been eliminated in consolidation.
Sinda, Ltd. subsidiaries and related shareholding percentages are shown below:

Group (or Company)	Ownership percentage	Activity
Sinda LLC.	100%	U.S. holding entity of SNDA Holdings, S de R.L de C.V.
SNDA Holdings, S. de R.L. de C.V.	99.99%	Holding company in Mexico
SNDA Exploración, S. de R.L. de C.V.	99.99%	Mineral exploration in Guanajuato, Mexico

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

The majority shareholder, The Electrum Group LLC, provides certain operational, accounting and administrative services to the Company. These related-party services are discussed in Note 8 of these consolidated financial statements.
Risks and uncertainties - As a Company formed to acquire, explore, and develop mineral concessions, the Company’s growth and profitability depend significantly on the prevailing prices of minerals. Commodity prices are historically volatile and there can be no assurance that commodity prices will not be subject to significant future fluctuations. A substantial or extended decline in commodity prices could have a material adverse effect on the Company’s financial position, results of operations, cash flows and access to capital given that the Company’s operation currently consists in the exploration of minerals.
The carrying value and recoverability of the Company’s exploration assets are dependent on its ability to continue to fund exploration activities. A lack of financial support may negatively impact the Company’s exploration activities.
In addition to changes in commodity prices, changes in exploration plans, increases in costs, geotechnical failures, changes in social, environmental or regulatory requirements, and public health conditions can adversely affect the Company’s ability to recover its investment in exploration assets and result in impairment charges.
The Company’s wholly owned Mexican subsidiaries have certain transactions utilizing the Mexican peso. As the Company’s functional currency is the U.S. dollar, fluctuations in the currencies may result in gains or losses on foreign currency exchange.
In Mexico, water rights for mining companies are subject to strict regulations and oversight by various governmental entities. Access to water for mining operations typically requires compliance with both federal and local water laws. Before going into production, the Company will need to secure a proper water source. As part of its water management program, the Company is reviewing the permit requirements, water treatment and recycling options, and exploring new water sources.
In May 2023, the Mexican government enacted a decree amending several provisions of the Mining Law (“Ley de Minería”). The bill introduces substantial changes to mining legislation to promote environmental protection, prioritize the rights and interests of indigenous and Afro-Mexican peoples and communities, and enforce stricter regulation of mining concessions. The Company filed a preemptive and cautionary federal constitutional litigation (“Amparo Proceeding”) against the Mining Law to defend its original and long-term rights. The only portions of the new Mining Law that may impact the Company operations are changes to the original term of the mining concessions and restrictions to exploring and procuring mining waters in certain natural protected zones. As a result of the new Mining Law, the terms of the Company’s mining concessions were reduced from 78 – 85 years to 58 years. The terms of these concessions can be extended another 25 years through a public tender. There have been several appeals initiated against the bill. The Supreme Court has been reviewing these appeals but has not issued a definitive resolution yet. The Company does not believe that the Mining Law will have a material impact on its current or future operations.
2.	Significant accounting policies
A summary of the significant accounting policies used in the preparation of the accompanying financial statements follows:
Cash and cash equivalents - Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments with an original maturity of three months or less when purchased.
VAT receivable - In Mexico, value added taxes (“VAT”) are charged on purchases of materials and services, and sales of products. Businesses are generally entitled to recover the VAT they have paid related to purchases of materials and services, either as a refund or as a credit against future VAT payable. Likewise, businesses collect VAT from their customers as they sell a product or service.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

Amounts recognized as VAT receivable in these financial statements represent the net estimated VAT tax receivable. Even though the Company is entitled to recover the VAT receivable under current tax law, there are risks that the laws and regulations may change in the future which could decrease the amount collectable or increase the costs to collect. The risk is also related to the tax authority’s interpretations that could result in the non-refund of VAT (materiality considerations).
The VAT refund process in Mexico requires a significant amount of information and follow-up with the tax authorities; the timing of collection of VAT receivables is uncertain. The allowance for uncollectible VAT receivable balance amounts to $6,497,028 as of December 31, 2024. This estimate is based on the VAT amounts that were initially denied by the tax authority for the years 2015 through 2021. Beginning in 2022, the Company is estimating, based on historical patterns, that the authority will continue rejecting a percentage of its refund requests.
As of December 31, 2024 the changes in the balance of the Allowance for uncollectible VAT receivable are as follows:

Allowance for uncollectible VAT receivable
As of January 1, 2024	$5,570,131
Provision for expected credit losses	917,897
As of December 31, 2024	$6,497,028

Property, plant and equipment - Property, plant and equipment are recognized at acquisition cost, net of accumulated depreciation and amortization. Cost includes major expenditures for improvements and replacements, which extend useful lives or increase capacity and interest costs associated with significant capital additions.
Depreciation and amortization are calculated using the straight-line method, based on the estimated useful lives of the related assets, as follows:

Useful life (Years)
Warehouse	20
Office furniture and equipment	10
Machinery, equipment and tools	10
Communications equipment	10
Transportation equipment	4
Computer equipment	3

Lease accounting - The Company determines if an arrangement is a lease or a service contract at inception. Where an arrangement is a lease, the Company determines if it is an operating lease or a finance lease.
Classification is reassessed when a lease modification arises.
Lessee - Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the consolidated balance sheet. Finance leases are included in property, plant and equipment and finance lease in the consolidated balance sheets. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term including options to extend or terminate the lease when it is reasonably certain those options will be exercised. The Company has elected to include lease and non-lease components in determining the lease liability for all leased assets. For those leases with payments based on an index, the lease liability is determined using the index at lease commencement. Lease payments based on increases in the index subsequent to lease commencement are recognized as variable lease expense as they occur. The present value of the lease liability is determined by using the implicit rate of the contract

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

at lease inception, if an implicit rate is not readily determinable, the Company uses its incremental borrowing rate measured as the rate .at which the Company could borrow, on a fully collateralized basis, a commensurate loan in the same currency over a period consistent with the lease term at the commencement date. For operating leases, the effective interest rate method is used to account for the lease liability as lease payments are made and the ROU asset is amortized to earnings in a manner that results in expense recognition on a straight-line basis. ROU assets and lease liabilities are not recognized for leases with initial terms of 12 months or less and lease expense is recognized for these leases on a straight-line basis over the lease term. ROU assets are tested at least annually for impairment or whenever events or changes in circumstance indicate that the asset may be impaired.
Reclamation and remediation costs - Reclamation obligations are recognized in the period incurred and recorded as liabilities at the estimated cost to complete the reclamation and remediation which considers the expected timing of reclamation and remediation activities. When a liability is recorded, in the absence of proven and probable mineral reserves, the cost is reflected as a component of exploration expenses on the consolidated statements of operations.
Upon settlement of the liability, a gain or loss will be recognized to the extent the actual costs differ from the recorded liability.
Accounts payable and accrued liabilities - Accounts payable and accrued liabilities represent amounts the Company owes to its vendors and service providers.
Exploration assets, mineral exploration and evaluation costs - Costs to acquire mining concession rights are capitalized. Mineral exploration and evaluation costs are expensed in the period in which they are incurred. When a mineral property is determined to have proven and probable reserves, subsequent development costs will be capitalized to mineral properties. If mineral properties are developed and operations commence, capitalized costs will be depreciated using the units-of-production method utilizing the proven and probable reserves.
Foreign currency transactions - Transactions denominated in foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies other than the Company’s functional currency are converted into the Company’s local currency at the rate of exchange in effect at the balance sheet date; the effect of changes in exchange rates is recorded in the results of operations.
Impairment of long-lived Assets - The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of long-lived assets, including exploration assets, may not be recoverable. When such events or changes in circumstances occur, the recoverability of long-lived assets is assessed by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flow. If the future undiscounted cash flow is less than the carrying amount of these assets, an impairment loss is recognized based on the excess of the carrying amount over the fair value of the assets.
Income taxes - Income taxes are computed using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss and foreign tax credit carryforwards using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized. The Company recognizes penalties and interest expense, if any, related to income taxes as income tax expense and interest expense, respectively.
Share-based compensation - The Company recognizes all share-based compensation as a cost in the consolidated financial statements. Equity-classified awards are measured at the grant date fair value of the award. The Company estimates the grant date fair value using the Black-Scholes option-pricing model using the grant date share price, estimated amounts for the volatility, the expected life of the awards, the fair value of the underlying shares, the risk-free interest rate and the expected dividend yield. The related expense is recognized on a straight-line basis

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

using the requisite service period of the award and is included as a component of general and administrative expense in the consolidated statements of operations. Forfeitures are recognized as they occur, as the Company expects all options to vest. Upon exercise of the options, the Company would issue new shares.
Earnings per share - Basic earnings per share: The Company determines basic loss per share in accordance with the two-class method on a proportionate basis by dividing the net loss for the year attributable to each class of ordinary shares by the weighted average number of shares of such class outstanding during the year. Class A ordinary shares contain a $2.10 per share liquidation preference and are convertible into ordinary shares in case of an issuance of more than $25 million dollars.
Diluted earnings per share: The Company computes diluted loss per share by dividing the net loss for the year by the weighted average number of ordinary shares and Class A ordinary shares outstanding, respectively, combined with the incremental weighted average number of ordinary shares outstanding that would be issued on conversion or settlement of all outstanding potentially dilutive instruments.
As of December 31, 2024, the Company has dilutive securities in the form of: (1) 9,716,351 stock options outstanding as part of the share-based compensation plan that are convertible into ordinary shares (see note 7), and (2) convertible long-term debt with related parties convertible into ordinary shares in the event of a Qualified Equity Financing (see Note 8), which were excluded from the diluted weighted average number of ordinary shares calculation for the year ended December 31, 2024 due to being anti-dilutive.
Recently adopted accounting pronouncements
The Company has chosen to use the extended transition period given to Emerging Growth Companies to comply with new or revised accounting standards. As a result, the Company will adopt new or revised accounting standards on the dates such standards become effective for nonpublic companies.
During 2024, the Company adopted the following Accounting Standards Updates (“ASU”):
In November 2023, the Financial Accounting Standards Board (the “FASB”) issued ASU 2023-07, which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments included in ASU 2023-07 enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The amendments included in ASU 2023-07 were adopted by the Company, and such disclosures are presented in Note 10 – Segment Reporting.
Accounting pronouncements pending adoption
On December 14, 2023, the FASB issued ASU 2023-09, which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. Entities must also further disaggregate income taxes paid. The amended requirements are effective for fiscal years beginning after December 15, 2025.
On November 4, 2024, the FASB issued ASU 2024-03 which requires a public business entity to disclose specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity’s expense to help investors (a) better understand the entity’s performance, (b) better assess the entity’s prospects for future cash flows, and (c) compare an entity’s performance over time and with that of other entities. The amendments are effective for fiscal years beginning after December 15, 2026. Early adoption is permitted.
On December 8, 2025, the FASB issued ASU 2025-11 which clarifies what constitutes Interim Financial Statements within the scope of ASC 270 Interim Reporting and addresses the form and content of such financial statements. ASU 2025-11 also adds lists of the interim disclosures required by all other Codification topics, and establishes a disclosure

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2028. Early adoption is permitted for all entities.
3.	Property, plant and equipment
As of December 31, 2024, property, plant and equipment, distributed by assets used for exploration purposes and assets used for administration purposes, consisted of the following:

	Exploration Assets	Administration Assets	Total
Core storage Warehouse	$4,529,714	$—	$4,529,714
Office furniture and equipment	336,590	20,477	357,067
Transportation equipment	158,637	186,667	345,304
Computer equipment	100,472	61,266	161,738
Machinery, equipment and tools	46,591	—	46,591
Communications equipment	16,138	6,361	22,499
	5,188,142	274,771	5,462,913
Less - accumulated depreciation	(945,567)	(182,577)	(1,128,144)
	4,242,575	92,194	4,334,769
Land	842,655	—	842,655
	$5,085,230	$92,194	$5,177,424

Depreciation expense was $335,958 for the year ended December 31, 2024.
4.	Exploration assets
From 2016 to 2018, the Company entered into certain contracts with a third party to acquire the mining concession rights covering the lots known as Celaya-01, Santiago de Compostela, Ampliación Santiago de Compostela and El Milagro located in the State of Guanajuato, Mexico. The Company paid the third party a total amount of $4,366,378.
In December 2020, the Company entered into a contract for the assignment of rights of a mining concession that covers a 24.9-hectare lot in the Municipality of Comonfort, Guanajuato, Mexico, “La Paloma”. The total contract amount for the rights to the La Paloma concession was $250,000.
The concession rights have a maturity of 50 years, expiring between 2051 and 2058.
As of December 31, 2024, the Company’s payments under these contracts are included in the consolidated balance sheets as Exploration assets.
5.	Leases
Operating leases longer than 12 months in term are included in the right-of-use assets and lease liabilities in the consolidated balance sheets. These amounts are recognized at the lease commencement date based on the present value of the future lease payments.

2024
Buildings	$130,282
Less - accumulated depreciation and amortization	(72,253)
Net operating right-of-use assets	$58,029

As of December 31, 2024, the Company has one lease that falls under the scope of ASC 842. A discount rate of 11% was used for calculating the present value of the leases. As of December 31, 2024, the remaining lease term for this lease is 33 months.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

Surface land leases and short-term leases, which have an initial term of 12 months or less, do not fall under the scope of ASC 842 and are not recorded in the consolidated balance sheets.
The Company’s operating leases that fall under the scope of ASC 842 have various expiration dates through 2027. The surface land leases have various expiration dates through 2039. The future undiscounted minimum lease payments due under lease agreements are shown in the table below.

December 31,	Office, housing and warehouse leases (ASC 842 leases)	Surface land leases and short-term leases	Total lease commitments at December 31, 2024
2025	$24,550	$133,611	$158,161
2026	24,549	37,420	61,969
2027	18,412	36,689	55,101
2028 and thereafter	—	11,336	11,336
	$67,511	$219,056	$286,567
Present value discount	(9,482)
Operating lease liability	$58,029

During the year ended December 31, 2024, expenses associated with the ASC 842 leases totaled $40,512. During the year ended December 31, 2024, expenses associated with the surface land and short-term leases totaled $190,793. Expenses for all leases were recorded as a component of operating expenses in the consolidated statements of operations.
6.	Shareholders’ Equity
a.	The company’s capital stock as of December 31, 2024 is as follows:

	Number of shares	Amounts in USD
Ordinary Shares	104,994,535	$10,500
Class A ordinary shares	14,285,713	1,428
Total	119,280,248	$11,928

b.
Share capital of the Company consists of ordinary shares and class A ordinary shares. Ordinary shares consist of 500,000,000 shares authorized par value $0.0001 per share, 104,994,535 shares issued and outstanding as of December 31, 2024. Class A ordinary shares consist of 250,000,000 shares authorized par value $0.0001 per share, 14,285,713 shares issued and outstanding as of December 31 2024.

c.
On June 27, 2023, the Company entered into a Subscription Agreement with Electrum Strategic Opportunities Fund II L.P. and a third party who is an existing shareholder. Under the terms of the Subscription Agreement, Electrum Strategic Opportunities Fund II L.P. and the third party each purchased 354,609 Ordinary Shares at a price of $7.05 per share for an aggregate purchase price of $4,999,987.

d.
Included in the June 27, 2023, Subscription Agreements is a share adjustment provision. If the price per Ordinary Share in the Company’s next Qualified Third Party Financing, as defined by the Subscription Agreements, is less than $7.05, the Company agrees to issue to the Purchasers a number of Ordinary Shares equal to the excess of (i) the number of Ordinary Shares equal to (x) the Purchase Price divided by (y) the Subsequent Price Per Share over (ii) the number of Shares.

e.	No dividends may be paid while the Company has a deficit.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

7.	Share-based compensation
On March 31, 2020, the Company created the 2020 Long Term Incentive Plan. The Company’s options have a contractual term of 10 years and entitle the holder to purchase one Ordinary Share. The options granted to employees and consultants vest 20% per year over a five-year period, subject to the Optionee’s Continuous Service, as defined in the 2020 Long Term Incentive Plan. The options granted to directors vest 1/12th each month beginning one month after the grant date, subject to the Optionee’s Continuous Service, as defined in the 2020 Long Term Incentive Plan. 10,000,000 Ordinary Shares may be issued under the 2020 Long Term Incentive Plan.
The following table summarizes assumptions used for the Black-Scholes model at the grant date:

Grant date	March 31, 2020	May 28, 2021
Risk-free interest rate	0.55%	1.24%
Common stock price	$2.1	$2.1
Expected dividend yield	—	—
Expected term (in years)	6.5	6.5
Expected volatility	61.87%	62.46%

Volatility is estimated through an analysis of warrants for comparable mining companies, and the expected term of the options is determined considering the contractual life of the options, historical exercise patterns, vesting conditions, and management’s expectations regarding early exercise behavior. No dividend yield is incorporated, since the Company will not declare any dividends as long as it has net losses.
A summary of the share option activity under the 2020 Long Term Incentive Plan for the year ended December 31, 2024 is presented below:

	Number of options	Weighted average exercise price	Weighted average grant-date fair value	Weighted average remaining contractual term (in years)
Outstanding as of January 1, 2024	9,791,351	2.70	1,510,331	5.86
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited or expired	(75,000)	(0.02)	(387)	(0.04)
Outstanding as of December 31, 2024	9,716,351	2.68	1,509,944	5.82
Vested as of December 31, 2024	6,889,811	2.61	1,545,233	5.79

For the year ended December 31, 2024, the Company recognized share-based compensation expense from the options of $2,122,166. Total unrecognized compensation expense as of December 31, 2024 was $1,773,227, which is expected to be recognized over a weighted average period of 1.23 years. The weighted average grant-date fair value of unvested options as of December 31, 2024 and January 1, 2024 was $1,427,456 and $1,505,556, respectively. The weighted average grant-date fair value of the 1,808,270 options vested in the year ended December 31, 2024 was $1,630,874.
8.	Transactions and balances with related parties
a.	Transactions with related parties
1)
Effective January 1, 2019, the Company entered into a related-party management services agreement with The Electrum Group LLC, the investment adviser for Electrum Global Holdings L.P. Pursuant to the management services agreement, The Electrum Group LLC will provide various operational, accounting and administrative services to the Company and will charge the Company based on the actual time spent by its employees or consultants at agreed upon rates. The Electrum Group LLC will also charge the Company for all reasonable out-of-pocket expenses for work related to this agreement. For the year ended December 31, 2024, the expenses related to this agreement amounted to $206,666.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

b.	Convertible long-term debt with related parties
The amounts outstanding and main characteristics of the convertible long-term debt with related parties are as follows:

As of December 31, 2024
Electrum Strategic Opportunities Fund II L.P. (an affiliate of The Electrum Group LLC)Term loan signed on May 14, 2024 for an amount of $6,000,000 that bears interest at a rate of 12%, compounded annually. The term loan matures on the earlier of May 14, 2027, or the closing of a Qualified Equity Financing (“QEF”)(1), which constitutes a financing by the Company pursuant to which the Company sells to investors unrelated to the lender equity securities in an amount of at least $10 million.Interest is payable at maturity and accrues on the date that the funds are advanced.	$6,000,000
Accrued interest	494,757
Electrum Global Holdings L.P. (parent entity)Term loan signed on November 1, 2024 for an amount of $6,000,000 that bears interest at a rate of 12%, compounded annually. The term loan matures in the earlier of November 1, 2027, or the closing of a QEF(1) as defined by the term loan agreement.Interest is payable at maturity and accrues on the date that the funds are advanced.	1,550,000
Accrued interest	22,517
Total	$8,067,274

(1)
In the event the Company completes a QEF on or prior to the maturity date, the outstanding principal and accrued interest will be converted to equity securities at the same price and same terms as the other investors in the QEF.

9.	Income Taxes
There are currently no taxes on income or gains in the Cayman Islands. The Company’s wholly owned U.S. subsidiary is treated as a disregarded entity for U.S. tax purposes. It has no U.S. activities and is not subject to U.S. tax.
Consequently, the Company and its U.S. subsidiary are not required to file tax returns and have no income tax expense. The Company’s Mexican subsidiaries, SNDA Holding, S. de R.L. de C.V. and SNDA Exploración, S. de R.L. de C.V. file returns in Mexico.
The Company’s effective income tax rate for the year ended December 31, 2024, differs from the statutory income tax rate as follows

	2024	%
Tax (benefit) expense at statutory rates	$(3,220,842)	(30%)
Tax effect of nontaxable entities	1,592,669	15%
Tax inflation effects, net	(83,514)	(1%)
Foreign currency remeasurement of monetary assets and liabilities	(802,356)	(7%)
Inflation adjustments to property, plant and equipment	(398,358)	(4%)
Nondeductible expenses	92,526	1%
Change in valuation allowance	2,819,874	26%
Total income tax expense (benefit)	$—	0%

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2024 are presented below:

2024
Deferred tax assets:
Allowance for uncollectible amounts	$1,923,238
Accounts payable and accrued expenses	84,569
Tax loss carryforwards	12,288,661
Mineral exploration and evaluation costs	8,019,185
22,315,652
Less valuation allowance	(22,315,652)
Net deferred tax	$—

Article 57 of the Mexican Income Tax Law regulates how a taxpayer’s tax loss (primarily for legal entities) is determined, updated, and applied. The tax loss may be applied against the taxable income of the following ten fiscal years until fully absorbed.

Originated in	Tax loss carryforwards	Maturity year
2015	$14,079	2025
2016	41,049	2026
2017	123,081	2027
2018	755,453	2028
2019	2,000,579	2029
2020	4,715,039	2030
2021	6,382,973	2031
2022	8,747,466	2032
2023	9,213,240	2033
2024	8,799,257	2034
	$40,792,217

As of December 31, 2024, SNDA Exploración, S. de R.L. de C.V. had $40,792,217 of tax loss carryforwards in Mexico expiring at various dates starting in 2025 through 2034.
10.	Segment reporting
Management has determined that the Company operates and reports in a single operating segment, which currently focuses on the exploration of the mining properties for which the Company has either title to the concession or contractual exploration rights. Since the Company is in the exploration stage, it has not recognized any revenues.
The accounting policies of the exploration segment are the same as those described in the summary of significant accounting policies.
The Company’s Chief Operating Decision Maker (“CODM”) is the Company’s Country Manager. The CODM manages the exploration operations based on costs and expenses that are directly attributable to the mine exploration activity, and also regularly reviews expenses not related with the exploration activity, such as corporate expenditures, with the purpose of assessing the Company’s performance and determining the needs for allocating resources.
The measure of profitability that the CODM considers for assessing the exploration segment performance is the net loss before income taxes.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

The CODM evaluates the performance of the segment on a monthly basis by assessing the budget-to-actual and actual to prior period variances in operating expenses and administrative expenses. Additionally, the CODM reviews on a regular basis the execution of forecast capital expenditures and the evolution of total asset amounts in the segment to make decisions about operating and capital resource allocation.

Exploration Segment
Geological and labor costs	1,690,496
Concession rights	153,878
Permitting and studies	178,360
Depreciation	335,958
Leasing of real state, cars and machinery	657,526
Corporate payroll	757,514
Relations with local communities	118,477
Professional fees	2,748,815
Estimation for doubtful accounts	155,778
Miscellaneous services	356,963
Stock compensation expense	2,122,166
Interest income	(37,994)
Foreign exchange loss	246,534
Interest expense	525,872
Other segment items(1)	725,798
Consolidated net loss before income taxes	(10,736,141)

(1)	Other segment items include mainly bank fees, marketing expenses, travel expenses, and office expenses.
All of the Company’s operations take place in Mexico. Since the Company is in an exploratory stage, it has no clients or major product lines or services.
11.	Earnings per share
The calculated basic and diluted earnings per share for the year ended December 31, 2024, were as follows:

	Ordinary Shares	Class A Ordinary Shares	Total
Net loss	$(9,450,317)	$(1,285,824)	$(10,736,141)
Weighted average number shares - basic and diluted	104,994,535	14,285,713	119,280,248
Net loss per share – basic and diluted	(0.09)	(0.09)	(0.09)

12.	Commitments and contingencies
The government of Mexico requires payment of mining taxes on each concession and also requires a minimum work commitment to be carried out in order to keep the mining concessions in good standing. For 2025, the commitment for mining taxes is approximately $135,000 and the minimum work commitment is approximately $951,000. Such amounts are subject to annual inflation adjustments. As of December 31, 2024, the Company had satisfied these commitments corresponding to the year 2024.
During 2024, the Company entered into a contract with a law firm for advisory services related to land matters. Under the terms of the contract, the law firm will be paid a success fee for the successful execution of land access agreements with individual parcel holders and an ejido. The maximum success fee is $305,000 plus VAT.

Sinda Ltd.

Notes to Consolidated Financial Statements
For the year ended December 31, 2024
(In U.S. dollars)

13.	Subsequent events
The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in the accompanying financial statements. Such events were evaluated through January 26, 2026, the date the financial statements were available to issue, and are disclosed as follows:
After December 31, 2024, the Company entered into certain subscription agreements for which it has issued a total of 23,177,734 ordinary shares and it repurchased all of its Class A ordinary shares.
On May 1, 2025, the Company entered into a term loan agreement with Electrum Global Holdings, L.P. for an aggregate principal amount of $20.0 million, bearing interest at a rate of 12.00% annually.
On November 15, 2025, we entered into purchase agreements with Electrum Global Holdings, L.P. for an aggregate of 6,660,132 shares of our common stock at a purchase price of $4.90 per share for an aggregate purchase price of approximately $32.6 million (the “Initial Closing Amount”). A portion of the Initial Closing Amount was used to cancel all outstanding amounts under the convertible long-term debt with related parties.
On November 15, 2025, Electrum Global Holdings, L.P. committed to purchase additional shares of our common stock at a purchase price of $4.90 per share prior to April 1, 2026, in an amount that, together with the Initial Closing Amount and any amounts received by us from qualified purchasers other than Electrum Global Holdings, L.P. during such time period, would result in total proceeds to us of $47.6 million.
*******

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.

Amount to be Paid
SEC registration fee	$*
FINRA filing fee	*
NYSE listing fee	*
Transfer agents’ fees	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Miscellaneous	*
Total	$ *

*	To be completed by amendment
Each of the amounts set forth above, other than the SEC registration fee and the FINRA filing fee, is an estimate.
Item 14.	Indemnification of Directors and Officers.
Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to such corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Certificate of Incorporation provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL. In connection with this offering, the Registrant intends to enter into indemnification agreements with each of its directors and executive officers. These agreements, among other things, will require the Registrant to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of the Registrant, arising out of the person’s services as a director or executive officer.
Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s Certificate of Incorporation provides for such limitation of liability.
The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of Underwriting Agreement (to be filed as Exhibit 1.1 to this Registration Statement) will provide for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act between January 1, 2023 and the date of this Registration Statement.
•
On November 15, 2025, the Registrant issued 6,660,132 shares of common stock at a price per share of $4.90 for an aggregate purchase price of approximately $32.6 million. From November 15, 2025 to December 31, 2025, the Registrant issued an additional 40,410 shares of common stock at a price per share of $4.90 for an aggregate purchase price of approximately $0.2 million.

•
Between January 1, 2023 and the date of this Registration Statement, the Registrant issued and sold an aggregate of     shares of common stock in connection with the exercise of options granted under its 2020 Long Term Incentive Plan.

The offers, sales and issuances of the securities described above were exempt from registration under Section 4(a)(2) of the Securities Act and the rules and regulations promulgated thereunder (in that such transactions were between an issuer and sophisticated investors or members of its senior executive management and did not involve any public offering within the meaning of Section 4(a)(2) of the Securities Act), Regulation S promulgated under the Securities Act (in that such offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States) or Rule 701 promulgated under the Securities Act (in that the transactions were under compensatory benefit plans and contracts relating to compensation), or as transactions not involving the sale of securities.
Item 16.	Exhibits and Financial Statement Schedules.
(a)	The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated by reference.
(b)	No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.
Item 17.	Undertakings.
The undersigned Registrant hereby undertakes:
(a)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:
(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description
1.1*	Form of Underwriting Agreement
3.1*	Form of Certificate of Incorporation, to be effective upon the completion of this offering
3.2*	Form of Bylaws, to be effective upon the completion of this offering
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Sinda Ltd. Amended and Restated 2020 Long Term Incentive Plan
10.2*	Management Services Agreement, dated January 1, 2019, by and between the Registrant and The Electrum Group LLC.
10.3*	Form of Stockholders’ Agreement
10.4*	Form of Indemnification Agreement
10.5*	Form of Registration Rights Agreement
16.1*	Letter of Plante & Moran, PLLC to the Securities and Exchange Commission
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Galaz, Yamazaki, Ruiz Urquiza, S.C
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1)
23.3*	Consent of SRK Consulting (U.S.), Inc.
24.1*	Power of Attorney (included on signature page)
96.1	SK-1300 Technical Report Summary, Sinda Project, Guanajuato, Mexico, dated as of November 24, 2025
107*	Calculation of Filing Fee Table

*	To be filed by amendment

SIGNATURES
Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of    , State of    , on    , 2026.

SINDA LTD.

By:
	Name:	Luis Barreto
	Title:	Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel Muñiz Quintanilla and Luis Barreto, and each of them, their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Financial Officer (principal executive officer and principal financial officer)	, 2026
Luis Barreto

	Vice President, Finance (principal accounting officer)	, 2026
Scott Cole

	Executive Chairman and Director	, 2026
Daniel Muñiz Quintanilla

	Director	, 2026
Ali Reza Erfan

	Director	, 2026
Douglas Groh

	Director	, 2026
Thomas S. Kaplan

	Director	, 2026
Graeme Cameron Maxwell Lamb

II-4